As filed with the Securities and Exchange Commission on February 3, 2012

Registration No. 333-178922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT No. 7
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CEMENTOS PACASMAYO S.A.A.
(Exact name of Registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of Registrant's name into English)

Republic of Peru (State or other jurisdiction of incorporation or organization)	3241 (Primary Standard Industrial Classification Code Number)	98-0632353 (I.R.S. Employer Identification No.)

Cementos Pacasmayo S.A.A.
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(+51-1-317-6000)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(1-800-223-7567)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Jaime Mercado, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-3066	Javier Durand, Esq. General Counsel Cementos Pacasmayo S.A.A. Calle La Colonia 150 Urb. El Vivero Lima, Peru (+51-1-317-6000)	Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10016 (212) 225-2414

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated February 3, 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Prospectus

20,000,000 American depositary shares

Representing 100,000,000 common shares

This is the initial public offering of American depositary shares, or ADSs, of Cementos Pacasmayo S.A.A. We are selling 20,000,000 ADSs. Each ADS represents five common shares. We expect the initial public offering price will be between US$11.50 and US$13.00 per ADS.

We have applied for listing of our ADSs on the New York Stock Exchange under the symbol "CPAC". Our common shares and our non-voting investment shares are listed on the Lima Stock Exchange (Bolsa de Valores de Lima) under the symbols "CPACASC1" and "CPACASCI1", respectively.

On January 30, 2012, the last reported sales price of our common shares on the Lima Stock Exchange was S/.6.85 per common share (equivalent to US$12.73 per ADS based on the exchange rate on such date).

		Per ADS		Total

Public offering price	US$		US$
Underwriting discounts and commissions	US$		US$
Proceeds to us, before expenses	US$		US$

We have granted the underwriters an option for a period of 30 days to purchase from us up to 3,000,000 additional ADSs, representing 15,000,000 common shares, to cover over-allotments, if any.

Investing in the ADSs involves a high degree of risk. See "Risk factors" beginning on page 18.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the ADSs nor the offering has been or will be registered in the Republic of Peru and therefore are not and will not be subject to Peruvian laws applicable to public offerings in Peru. The information contained in this prospectus has not been approved or disapproved by the Peruvian Securities Commission (Superintendencia del Mercado de Valores). The ADSs may not be offered or sold in Peru except in compliance with the securities laws of Peru.

Sole Bookrunner

J.P. Morgan

Joint Lead Manager

Santander

                           , 2012

We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information and we take no responsibility for any other information that others may give you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ADSs.

Through and including                           , 2012 (the 25th day after the date of this prospectus), federal securities law requires all dealers that effect transactions in our ADSs, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

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This prospectus has been prepared on the basis that all offers of ADSs in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus for offers of the ADSs. Accordingly, any person making or intending to make any offer of ADSs within the European Economic Area that are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or hereby authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2-1-PD Amending Directive means Directive 2010/73/EU.

The distribution of this prospectus and the offering and sale of the ADSs in certain jurisdictions may be restricted by law. Persons who receive this prospectus must inform themselves about and observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the ADSs in any jurisdiction in which such offer or invitation would be unlawful.

Presentation of financial and other information

Certain definitions

All references to "we," "us," "our," "our company" and "Cementos Pacasmayo" in this prospectus are to Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and, unless the context requires otherwise, its consolidated subsidiaries. The term "U.S. dollar" and the symbol "US$" refer to the legal currency of the United States; and the term "nuevo sol" and the symbol "S/." refer to the legal currency of Peru.

Financial information

Our consolidated financial statements included in this prospectus have been prepared in nuevos soles and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Historically, our financial statements have been prepared in accordance with generally accepted accounting principles in Peru ("Peruvian GAAP") and audited in accordance with generally accepted auditing standards in Peru. In accordance with Peruvian law, we will be required to present our financial statements under IFRS beginning with our financial statements for the year ended December 31, 2011. Peruvian GAAP differs in material respects from IFRS. For this reason, our financial information presented in accordance with Peruvian GAAP, which we publish in Peru, is not directly comparable to our financial information prepared in accordance with IFRS included in this prospectus. For a description of the principal adjustments made to our Peruvian GAAP consolidated financial statements to transition to IFRS, see note 2 to our annual audited consolidated financial statements in this prospectus.

In this prospectus, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see "Selected financial and operating data."

We have translated some of the nuevos soles amounts contained in this prospectus into U.S. dollars for convenience purposes only. Unless the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.773 to US$1.00, which was the exchange rate reported on September 30, 2011 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or "SBS"). The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The

U.S. dollar equivalent information presented in this prospectus is provided solely for convenience of investors and should not be construed as implying that the nuevos soles amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See "Exchange rates" for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Market information

We make estimates in this prospectus regarding our competitive position and market share, as well as the market size and expected growth of the construction sector and cement industry in Peru. We have made these estimates on the basis of our management's knowledge and statistics and other information from the following sources: the Central Bank of Peru (Banco Central de Reserva del Perú); the National Statistical Institute of Peru (Instituto Nacional de Estadística e Informática, or "INEI"); the Association of Cement Producers in Peru (Asociación de Productores de Cemento, or "ASOCEM"); Fondo Mi Vivienda S.A. ("Fondo Mi Vivienda"), a housing fund owned and administered by the government of Peru; ADUANET, a website administered by the Peruvian Tax Superintendency (Superintendencia Nacional de Administración Tributaria, or "SUNAT"); the Peruvian Chamber of Construction (Cámara Peruana de la Construcción); The International Cement Review, a website that provides cement manufacturing information; the World Business Council for Sustainable Development, an association of approximately 200 companies worldwide focused on sustainability and development matters; and the U.S. Geological Survey, a U.S. government science organization. We believe these estimates to be accurate as of the date of this prospectus.

Offering information

All amounts contained in this prospectus that have been adjusted to reflect the estimated net proceeds of the global offering are based upon the sale of ADSs at an assumed public offering price of US$12.25 per ADS (the mid-point of the price range set forth on the cover page of this prospectus). Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters' option to purchase up to 3,000,000 additional ADSs, representing 15,000,000 common shares, to cover over-allotments, if any. Unless otherwise indicated, information contained in this prospectus also assumes no purchase of up to 13,574,929 non-voting investment shares (based on the issuance of 115,000,000 common shares in this offering, including full exercise of the underwriters' over-allotment option) to be offered in the preemptive rights offer that we are required to undertake pursuant to Peruvian law following this offering.

Forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Risk factors," which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "project," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

•
general economic, political and social risks inherent to conducting business in Peru;

•
exchange rates, inflation and interest rates;

•
the entry of new competitors into the market we serve;

•
construction activity levels, particularly in the northern region of Peru;

•
private investment and public spending in construction projects;

•
unpredictable natural disasters, such as floods and earthquakes affecting the northern region of Peru;

•
availability and prices of energy, admixtures and raw materials;

•
changes in the regulatory framework, including tax, environmental and other laws;

•
the successful expansion of our production capacity;

•
our ability to compete with potential substitutes of cement products that may be introduced in the Peruvian construction industry;

•
our ability to maintain and expand our distribution network;

•
our ability to retain and attract skilled employees;

•
our ability to develop successfully the phosphate rock and brine deposits in our fields;

•
our ability to obtain financing for our phosphate and brine projects; and

•
other factors discussed under "Risk factors."

The forward-looking statements in this prospectus represent our expectations and forecasts as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

v

Summary

This summary highlights selected information contained in this prospectus and may not include all of the information that is important to you. For a more complete understanding of our company, our business and this offering, you should read this entire prospectus, including "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and our financial statements in this prospectus.

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. We are among the most profitable publicly-listed cement manufacturers in the world, based on operating margins over the past three years. With more than 54 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2010, we sold approximately 1.8 million metric tons of cement, representing an estimated 21.3% share of Peru's total domestic cement shipments, and substantially all the cement consumed in the northern region. From 2006 to 2010, our cement sales volume grew at a compound annual growth rate ("CAGR") of 12.8%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately two times the growth in Peru's annual gross domestic product ("GDP"). We believe the construction sector will continue to grow with the expected expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 70 years, based on our 2010 cement production levels.

We have three projects to increase our cement production capacity: (i) we are installing two new vertical kilns as well as upgrading one of our horizontal rotary kilns at our Pacasmayo facility, which we expect will begin production in the first quarter of 2012, to increase our installed annual clinker production capacity by 200,000 metric tons; (ii) we are more than doubling the cement production capacity of our Rioja facility, which is currently operating at near full capacity, by installing a new production line that will add 240,000 metric tons of installed annual cement production capacity by mid-2012; and (iii) we plan to undertake pre-feasibility and engineering studies to build a new cement plant in Piura, the third largest city in northern Peru. These developments will allow us to meet projected increases in demand for cement in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of more than 130 independent retailers, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 541.4 million metric tons of mineralized material. We also have concessions for fields with identified brine deposits. We believe that, if we are able to extract these minerals in a profitable manner, these projects could provide us substantial new revenue streams, diversify our portfolio of products and improve our profitability.

Cementos Pacasmayo and Hochschild Mining plc are each majority owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild and together constitute the businesses of the Hochschild group (the "Hochschild Group"), which has operated in Latin America for the past 100 years. Hochschild Mining plc has been listed on the London Stock Exchange since 2006 and Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,		As of and for the nine months ended September 30,
	2009	2010	2010	2011

Economic data(1):
GDP growth in Peru	0.9%	8.8%	8.7%	7.4%
Construction sector growth in Peru	6.1%	17.4%	18.2%	3.3%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	2,090	3,100	2,100	3,100
Installed clinker capacity	1,500	1,500	1,500	1,500
Production (thousands metric tons):
Cement production	1,545	1,811	1,289	1,405
Clinker production	1,128	1,278	880	939
Utilization rate at Pacasmayo plant(2):
Cement	72.9%	55.7%	80.1%	58.1%
Clinker	76.8%	86.0%	78.0%	84.7%
Utilization rate at Rioja plant(2):
Cement	83.8%	98.2%	97.8%	94.0%
Clinker	65.2%	79.9%	79.3%	75.4%
Selected financial data (amounts in millions of S/.):
Net sales	756.6	898.0	648.1	717.7
Growth in net sales (versus prior period)	N/A	18.7%	N/A	10.7%
Gross profit	351.1	419.1	279.3	302.4
Gross profit margin	46.4%	46.7%	43.1%	42.1%
Adjusted EBITDA(3)	259.4	296.7	207.1	198.2
Adjusted EBITDA margin(3)	34.3%	33.0%	32.0%	27.6%
Profit(4)	148.0	223.1	172.5	39.4
Profit margin(4)	19.6%	24.8%	26.6%	5.5%

(1)
Source: Central Bank of Peru. 2011 data is preliminary.

(2)
Utilization rate is calculated by dividing production for the specified period by installed capacity. The utilization rate for the nine months ended September 30, 2010 and 2011 assumes annualized production, which is calculated by multiplying the nine months actual production by four-thirds.

(3)
For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit, see "Selected financial and operating data."

(4)
Profit for 2010 and for the nine months ended September 30, 2010 includes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. In addition, profit for the nine months ended September 30, 2011 includes a non-cash loss of S/.96.1 million due to an impairment with respect to our zinc mining assets.

Peruvian cement market

Peru has experienced sustained economic growth over the past decade. From 2006 to 2010, GDP grew at a CAGR of 7.0%. Despite the global economic recession, which slowed GDP growth in Peru to 0.9% during 2009, the economy rebounded in 2010 and recorded GDP growth of 8.8%. Growth during the 2006 to 2010 period was accompanied by low inflation, which averaged 2.8% per year. In addition, at December 31, 2010, the government had accumulated foreign exchange reserves of approximately US$44.1 billion, and the sovereign debt achieved an investment grade rating from each of the three major international credit rating agencies. This economic growth has resulted, among other key trends, in significant poverty reduction, with a decrease in the percentage of the country's population living below the poverty line from approximately 48.6% in 2004 to approximately 31.3% in 2010. According to the Central Bank of Peru, the Peruvian economy is estimated to have grown at a rate of 7.4% through September 2011 and is projected to grow at a rate of 6.3% in 2011 and 5.7% in 2012.

We sell substantially all our cement in the northern region of Peru, which in 2010 accounted for approximately 23.3% of the country's population and 15.5% of national GDP. Two other groups sold substantially all the cement consumed in each of the central and southern regions of Peru, with less than 5% of all the cement consumed in the country coming from imports. From 2006 to 2010, total cement consumption in Peru grew at a CAGR of 13.6%, according to the INEI, driven by the country's overall economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 12.8% over the same period. Despite this recent growth, Peru continues to have a significant housing deficit, estimated by Fondo MiVivienda at two million homes nationwide.

In Peru, cement is mainly sold to a highly fragmented consumer base, consisting primarily of households that buy cement in bags to gradually build or improve their own homes without professional technical assistance, a segment known in our industry as auto-construcción. We estimate that in 2010 sales to the auto-construcción segment accounted for approximately 59% of our total sales of cement, private construction projects accounted for 25% and public construction projects accounted for the remaining 16%. Approximately 92% of our total cement shipments in 2010 were in the form of bagged cement, substantially all of which was sold through retailers.

Our phosphate and brine projects

In the process of securing quarries of raw materials for our cement operations, in 2007 we acquired a diatomite concession in a field located in Bayóvar in the northwest of Peru where our geologists have discovered significant deposits of phosphate rock. According to an independent study prepared by Golder Associates Peru S.A. in August 2011, this field contains an estimated 541.4 million metric tons of mineralized material based on wet density, with an average grade of 18.5% of P2O5 (phosphorus pentoxide). Phosphate concentrates are primarily sold as a fertilizer nutrient in agriculture, which we believe will continue to benefit from rising global food consumption driven by the growing per capita income in emerging countries. In December 2011, we sold a 30.0% equity interest in our subsidiary Fosfatos del Pacífico S.A. ("Fosfatos"), which focuses on our phosphate operations, to an affiliate of Mitsubishi Corporation & Co., Ltd. ("Mitsubishi"), a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi has entered into an off-take agreement to purchase Fosfatos' production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional

0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. We believe this is one of the most significant foreign investments by a major international company in Peru's phosphate sector.

We own concession rights to fields in the coastal region in the northwest of Peru, which, according to our internal geologists, contain brine deposits. We recently entered into an agreement with Quimpac S.A. ("Quimpac"), a leading chemical company in Peru, pursuant to which we formed Salmueras Sudamericanas S.A. ("Salmueras"), a project company in which we own a 74.9% equity interest and Quimpac owns the remaining 25.1%. Under the agreement, we contributed our brine concessions located in the fields of Ñamuc and El Tablazo and committed to invest US$100 million to the project, while Quimpac contributed its brine concessions located in the Cañacmac field and may contribute approximately US$14.2 million to the project to maintain its current equity interest. Our combined brine concessions cover 136,230 hectares of land. Brine is used to produce potassium chloride, magnesium oxide, dicalcium phosphate, bromine and salt, which have a wide variety of agricultural and industrial uses, such as in fertilizers, animal feed and construction.

We believe our phosphate and brine projects provide significant opportunities to expand our revenue streams, diversify our portfolio of products and improve our profitability, and we intend to dedicate substantial efforts to developing these projects. Pending completion of feasibility studies, we believe that both our phosphate and brine projects could be in operation in the next three to five years. In connection with our phosphate project, we are evaluating potential partners to assist in financing the project as well as providing expertise in the commercialization of phosphate-derived products.

These projects require significant capital investments and we plan to invest a portion of the proceeds from this offering to develop them. As we have not yet completed feasibility studies, we cannot assure you that we will be able to produce and sell these products profitably or at all.

Our strengths

Our principal competitive strengths include the following:

Strong cash flow generation and high profitability.    We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•
our leadership position in the northern region of Peru;

•
our extensive distribution network, operational flexibility and efficiency, and focus on innovation; and

•
our low level of indebtedness.

In 2010, we generated cash flow from operating activities of S/.180.2 million (US$65.0 million) and Adjusted EBITDA of S/.296.7 million (US$107.0 million), and our operating and Adjusted EBITDA margins were 37.5% and 33.0%, respectively. During the nine months ended September 30, 2011, we generated cash flow from operating activities of S/.97.0 million (US$35.0 million) and Adjusted EBITDA of S/.198.2 million (US$71.5 million), and our operating and Adjusted EBITDA margins were 9.5% and 27.6%, respectively. In addition, we have achieved significant increases in cement production volumes and revenue growth while maintaining low levels of indebtedness. As of September 30, 2011, we had S/.331.4 million (US$119.5 million) of indebtedness and our leverage ratio (net debt to total equity) was 0.3x.

Leader in attractive and expanding market.    We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2010, the northern region accounted for approximately 23.3% of the country's population and 15.5% of its GDP. From 2006 to 2010, GDP in the northern region grew at a CAGR of 6.5%. During the same period, our cement production and sales volume grew at a CAGR of 12.8%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Established distribution network with strong brand recognition.    We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as "DINO", consisting of over 130 independent retailers, primarily small, local hardware stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and keep informed of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Operational flexibility and efficiency.    We operate several horizontal and vertical kilns that vary in size, which enable us to adapt quickly to market demands and other events in a cost-efficient manner. For instance, this configuration enables us to continue production without disruption by shifting operations if a serious incident were to occur at our Pacasmayo plant. In addition, our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability.

Emphasis on innovation.    We place significant emphasis on research and development to ensure our products meet the needs of consumers in our market and to improve the efficiency of our operations. For example, we have developed cement products suitable to coastal construction that tend to be more exposed to erosion from sulfate. We believe that, by educating retailers and end consumers of these attributes of our products, we have been successful in building demand and realizing higher margins for our differentiated product offering. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for our cement production by substituting clinker with other natural minerals or additives, while maintaining the quality of our cement products. Our reduced use of clinker minimizes capital expenditures that would otherwise be required to increase our cement production capacity, and reduces our carbon dioxide emissions (CO2), consistent with our commitment to the environment. Through these efforts, our clinker/cement factor was approximately 0.72 as of December 2009 and 2010, which was below the global weighted average of 0.76 among large global cement producers as of 2009, as reported by the World Business Council for Sustainable Development (Cement Sustainability Initiative). As of September 2011, our clinker/cement factor was approximately 0.67.

Know-how to develop our phosphate and brine projects.    We are highly experienced and knowledgeable in open-pit mining and industrial processes as a result of our core cement business, and we believe this know-how will enable us to develop our brine and phosphate projects, as we seek to capitalize on their value for our company. Moreover, because of our close and long-standing relations with local communities, we believe we have the credibility to obtain local support for our projects, which is essential to their success. Due to our long operating history, market position and reputation, we have been able to team up with high quality strategic partners with expertise in areas that complement our core competencies to develop our projects. For our phosphate project, we have partnered with a world leading marketer of phosphate-derived products, and for our brine project we have partnered with a leading chemical company in Peru.

Strong relationship with local communities.    Since we began operations 54 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close and cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 6,000 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors.    Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru's business leaders and former senior government officials. We have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of only nine listed companies.

Our strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement.    We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity through the expansion of our installed cement and clinker capacity. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

Enhance operational efficiencies to reduce production costs.    We intend to continue developing operational efficiencies in an effort to reduce costs and increase our operating margins. Our principal efficiency initiative is to reduce energy costs by securing our own source of coal. We recently exercised certain of our options to purchase coal mining concessions in the north of Peru, and we intend to replace a high proportion of our use of imported bituminous coal with anthracite coal produced locally. Additionally, we are focused on further reducing our clinker/cement factor, which would allow us to produce cement with less capital expenditure and achieve a higher product yield in a more environmentally friendly manner. To reduce our clinker/cement factor, we attempt to use substitute materials with a lower cost than our variable cost for the additional clinker required.

Deepen our commercial relationship with retailers and end-consumers.    We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

Continue to focus on being the preferred provider of building solutions.    We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether households building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products and other building solutions. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. We dedicate significant resources to developing new products that meet evolving market demands through product research and development.

Develop our non-core mineral assets.    We intend to dedicate significant efforts and resources to develop our phosphate and brine projects and create value for our shareholders by capitalizing on the potential of these mineral assets. We have begun pre-feasibility studies in connection with our phosphate and brine projects, which we expect will be completed during 2012. If these studies indicate that exploitation is economically feasible, we estimate that both the phosphate and the brine projects could be in production within the next three to five years. In connection with our phosphate project, we recently sold a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi and in the case of our brine project we recently formed Salmueras with Quimpac as a minority equity holder. We believe working with strategic partners in these projects will allow us to mitigate development and execution risk. These projects are not part of our core cement business; accordingly, we intend to evaluate strategic options as the development of the projects proceeds.

Selectively pursue acquisitions.    We will continue to evaluate and may selectively pursue strategic acquisitions of cement and complementary businesses that expand our geographic footprint and diversify our portfolio of products. Our management team has significant operating experience and industry knowledge in the production and commercialization of cement and cement-related materials, and we believe this experience will enable us to identify and pursue attractive acquisitions that will maximize shareholder value.

Risks we face

Our business is subject to a number of risks, including the following principal risks:

•
economic, social and political risks affecting Peru, including the new government's economic and taxation policies, fluctuations of the Peruvian currency and inflation, and the effects of global economic developments;

•
the entry of domestic or international competitors into our cement market;

•
the cyclical nature of housing construction, which is affected by economic conditions, and private and public construction projects, which depends on investment levels, in each case in the northern region of Peru;

•
increases in prices and availability of energy, admixtures, and certain raw materials;

•
operational risks inherent in the production of cement, particularly at our flagship Pacasmayo plant;

•
our ability to comply with increasingly stricter environmental standards and other changes in regulatory requirements;

•
risks related to the expansion of our operations beyond our core cement business, particularly our phosphate and brine projects, which are both currently in pre-feasibility stages; and

•
our ability to obtain funding on favorable terms to implement our long-term growth strategies.

You should read "Risk factors" in this prospectus for a discussion of these and other risks, before investing in our ADSs.

Recent developments

Our consolidated financial statements for the year ended December 31, 2011 are not yet available. Our independent registered public accounting firm, Medina, Zaldívar, Paredes & Asociados, member firm of Ernst & Young Global, has not completed its audit of our financial statements for 2011 and, accordingly, it does not express an opinion or any other form of assurance with respect thereto. Set forth below are certain preliminary estimates of the results of operations that we expect to report for 2011. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the year are finalized. In addition, the following is not meant to be a comprehensive statement of our results of operation for 2011.

Our total net sales for 2011 is expected to be S/.995.0 million, an increase of 10.8% as compared to S/.898.0 million for 2010. This increase is primarily due to an estimated 10.2% increase in sales of cement, concrete and blocks and an estimated 49.2% increase in sales of third-party construction supplies, partially offset by an estimated 20.5% decrease in sales of quicklime and an estimated 82.3% decrease in sales of zinc calcine, as compared to 2010. The volume of cement sold is expected to increase by 7.3%, from 1.8 million metric tons in 2010 to 1.9 million metric tons in 2011, as a result of increased constructions levels, and our sales from these products are also expected to be positively affected by our increased mix of sales of concrete and blocks. The decrease in the sales of quicklime is due to a decline during the year in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production, and the decrease in the sales of zinc calcine is due to a decrease in volume sold, as we suspended our zinc mining activities in 2008 and sold off our remaining stock of zinc calcine during the year.

We expect our gross profit for 2011 to be S/.425.5 million, an increase of 1.5% as compared to S/.419.1 million for 2010. Our gross profit margin for 2011 is expected to be 42.8% compared to 46.7% in 2010. Despite our increase in sales during 2011, our gross profit was affected by an increase in our costs of sales of cement, concrete and blocks, principally in the cost of raw materials, major maintenance and depreciation, as well as, to a lesser extent, lower margins for our quicklime resulting from a decrease in the volume of quicklime sold. Our gross profit margin recovered towards the end of the year, increasing from 42.1% for the nine months ended September 30, 2011 to 44.4% in the fourth quarter of 2011.

We expect our Adjusted EBITDA for 2011 to be S/.267.2 million. The following table sets forth the reconciliation of our expected profit to our expected Adjusted EBITDA for 2011:

	Year ended December 31, 2011
	(in millions of S/.)	(in millions of US$)(1)
	(estimations)

Profit	S/. 65.5	US$	24.3
Finance income	(2.7)		(1.0)
Finance costs	19.2		7.1
Gain from exchange difference, net	(1.5)		(0.6)
Income tax expense	38.4		14.2
Depreciation and Amortization	47.5		17.6

EBITDA	166.4		61.7
Impairment of zinc mining assets	96.0		35.6
Workers' profit sharing expenses related to the sale of an interest in Fosfatos(2)	4.8		1.8

Adjusted EBITDA	267.2		99.1

(1)
Calculated based on an exchange rate of S/.2.697 to US$1.00 as of December 31, 2011.

(2)
Includes mandatory workers' profit sharing expenses related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi. In accordance with IFRS, the gain from our sale of an interest in Fosfatos will be recorded as equity on our balance sheet.

Our 2010 and 2011 profits are not comparable because our profits in 2010 were positively affected by a gain from the sale of the Raul mine concession in March 2010, while our profits in 2011 were negatively affected by an impairment with respect to our zinc mining assets recognized in September 2011, as well as, to a lesser extent, a mandatory workers' profit sharing expense related to the sale of a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi in December 2011. In accordance with IFRS, our expected profit for 2011 does not include a gain from our sale of an interest in Fosfatos; the gain, net of income taxes, of S/.77.7 million obtained from the transaction will be recorded as equity on our balance sheet as of December 31, 2011. We expect a profit of S/.65.5 million in 2011, compared to S/.223.1 million in 2010. Excluding the effects of the sale of the Raul mine concession in

March 2010 and the related lease termination, the impairment with respect to our zinc mining assets recognized in September 2011 and the mandatory workers' profit sharing expenses related to the sale of an interest in Fosfatos in December 2011, our estimated profit for 2011 would be S./137.5 million, a decrease of 16.5% compared to S./164.7 million in 2010, primarily as a result of increased administrative expenses, and, to a lesser extent, selling and distribution expenses and finance costs. Our administrative expenses increased in part due to a one-time payment related to the retirement of certain members of our management.

Corporate information

We are a publicly-held corporation organized under the laws of Peru. Our executive offices are located at Calle La Colonia 150, Urbanización El Vivero, Surco, Lima, Peru. Our telephone number at this location is + (511) 317-6000. Our website address is www.pacasmayo.com.pe. Information on or accessible through our website is not a part of this prospectus.

The offering

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our ADSs, see "Description of American depositary shares" and "Description of our share capital" in this prospectus.

Issuer	Cementos Pacasmayo S.A.A.
Securities offered	20,000,000 ADSs, representing 100,000,000 of our common shares.
Offering price	We expect the offering price will be between US$11.50 and US$13.00 per ADS.
Over-allotment option
We are granting the underwriters an option, exercisable within 30 days, to purchase up to an aggregate of 3,000,000 additional ADSs, representing 15,000,000 common shares, solely for the purpose of covering over-allotments, if any.
Use of proceeds
We estimate that the net proceeds from this offering, based on the offering price of US$12.25 per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and expenses, will be approximately US$234.0 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately US$269.4 million, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with this offering.

We intend to use the net proceeds from this offering for capital expenditures and general corporate purposes to grow our core cement business and for the development of our phosphate and brine projects. See "Use of proceeds."

Lock-up	We, our directors and executive officers and our controlling shareholder have agreed not to sell any of our common shares, investment shares or ADSs for a period of 180 days after the date of this prospectus without the prior approval of J.P. Morgan Securities LLC. J.P. Morgan Securities LLC has advised us that they have no present intention or arrangement to release any of the securities subject to a lock-up agreement and any future request for such a release will be considered in light of the particular circumstances surrounding the request. See "Underwriting."
Common shares and investment shares
We have common shares and investment shares. Holders of investment shares are not entitled to exercise voting rights or participate in shareholders' meetings. Holders of common shares and investment shares participate equally in dividend payments and other distributions.
Preemptive rights offer
Under Peruvian law, as a result of this offering, holders of our investment shares will have preemptive rights to purchase an aggregate of up to 13,574,929 additional investment shares (based on the issuance of 115,000,000 common shares in this offering, including full exercise of the underwriters' over-allotment option), on a pro rata basis, at the nuevo sol equivalent of the price per ADS offered hereby. We plan to launch the preemptive rights offer one business day following the date of this prospectus and consummate any purchases made pursuant thereto on the eighteenth business day thereafter. See "Description of our share capital—Preemptive and accretion rights."
Shares outstanding immediately prior to and following the offering
Immediately prior to the offering, we had 418,777,479 common shares (excluding 1,200,000 common shares held by one of our wholly-owned subsidiaries) and 49,575,341 investment shares issued and outstanding. After giving effect to the offering, we will have 518,777,479 common shares and 49,575,341 investment shares outstanding (assuming no exercise of the over-allotment option and no purchase under the preemptive rights offer).
ADSs
Each ADS represents five common shares held by Citibank del Perú S.A., as custodian of JPMorgan Chase Bank, N.A., the depositary. The ADSs will be evidenced by American depositary receipts, or ADRs, issued under a deposit agreement among us, JPMorgan Chase Bank, N.A. and the holders of the ADSs.

Voting	Subject to Peruvian law and the terms of the deposit agreement, a holder of ADSs will generally have the right to instruct the depositary how to vote the common shares represented by its ADSs. See "Description of our share capital" and "Description of American depositary shares."
Dividends
Holders of ADSs will be entitled to receive dividends, if any, paid on the common shares represented by the ADS. Cash dividends on our common shares will be paid in nuevos soles and will be converted by the depositary into U.S. dollars and paid to the holders of ADSs, net of fees, expenses and any taxes. Under Peruvian law, dividends are subject to a withholding tax of 4.1% if paid to non-Peruvian holders. See "Dividends", "Description of our share capital," and "Description of American depositary shares".
Listing	We have applied to list our ADSs on the New York Stock Exchange under the symbol "CPAC."
Risk factors	See "Risk factors" beginning on page 18 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Summary financial and operating data

The following information is only a summary and should be read together with "Management's discussion and analysis of financial conditions and results of operations" and the consolidated financial statements and related notes included in this prospectus.

The following summary financial data as of and for the years ended December 31, 2009 and 2010 have been derived from our annual audited consolidated financial statements included in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The summary financial data as of and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited consolidated interim financial statements included in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB, as applied to interim financial statements. The unaudited consolidated interim financial statements and the notes thereto have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of our financial position and results of operations. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2011. Accordingly, the unaudited consolidated interim financial statements and notes thereto should be read in conjunction with our annual audited consolidated financial statements.

	Year ended December 31,				Nine months ended September 30,
	2009		2010		2010		2010		2011		2011

	(in millions of S/., except share and per share data)				(in millions of US$, except per share data)(1)		(in millions of S/., except share and per share data)				(in millions of US$, except per share data)(1)

Income statement data:
Net sales	S/.	756.6	S/.	898.0	US$	323.8	S/.	648.1	S/.	717.7	US$	258.8
Cost of sales		(405.5)		(479.0)		(172.7)		(368.9)		(415.3)		(149.7)

Gross profit		351.1		419.1		151.1		279.3		302.4		109.1
Operating income (expenses):
Selling and distribution expenses		(17.1)		(16.5)		(6.0)		(10.4)		(15.0)		(5.4)
Administrative expenses		(132.9)		(158.7)		(57.2)		(104.9)		(129.6)		(46.7)
Net gain on sale of land and mining concessions(2)		—		75.9		27.4		75.9		—		—
Impairment of zinc mining assets(3)		—		—		—		—		(96.1)		(34.7)
Other operating income, net		25.7		16.6		6.0		13.3		6.2		2.2

Total operating income (expenses), net		(124.4)		(82.7)		(29.8)		(26.1)		(234.5)		(84.6)
Operating profit		226.7		336.4		121.3		253.2		67.9		24.5
Other income (expenses):
Finance income		1.9		3.3		1.2		2.1		2.0		0.7
Finance costs		(18.8)		(15.0)		(5.4)		(10.7)		(13.1)		(4.7)
Gain from exchange difference, net		8.7		2.6		0.9		2.3		1.5		0.5

Total other expenses, net		(8.1)		(9.2)		(3.3)		(6.3)		(9.7)		(3.5)
Profit before income tax		218.6		327.2		118.0		246.8		58.3		21.0

Income tax expense		(70.6)		(104.1)		(37.5)		(74.3)		(18.8)		(6.8)

Profit	S/.	148.0	S/.	223.1	US$	80.5	S/.	172.5	S/.	39.4	US$	14.2
Profit per share	S/.	0.32	S/.	0.48	US$	0.17	S/.	0.37	S/.	0.08	US$	0.03
Number of shares outstanding(4)		468,352,820		468,352,820				468,352,820		468,352,820

	As of and for the year ended December 31,						As of and for the nine months ended September 30,
	2009		2010		2010		2010		2011		2011

	(in millions of S/., except percentage and operating data)				(in millions of US$)(1)		(in millions of S/., except percentage and operating data)				(in millions of US$)(1)

Balance sheet data:
Cash and short-term deposits	S/.	111.7	S/.	154.5	US$	55.7			S/.	41.0	US$	14.8
Inventories		123.4		160.3		57.8				186.7		67.3
Property, plant and equipment		1,020.5		1,102.0		397.4				1,154.6		416.4
Total assets		1,402.4		1,587.0		572.3				1,595.1		575.2
Total interest bearing loans and borrowings		317.4		307.3		110.8				331.4		119.5
Total liabilities		567.9		593.7		214.1				619.5		223.4
Total equity		834.5		993.3		358.2				975.6		351.8
Other financial information:
Adjusted EBITDA(5)	S/.	259.4	S/.	296.7	US$	107.0	S/.	207.1	S/.	198.2	US$	71.5
Adjusted EBITDA margin(6)		34.3%		33.0%				32.0%		27.6%
Operating data:
Installed cement capacity (thousand metric tons per year)		2,090		3,100				2,100		3,100
Installed clinker capacity (thousand metric tons per year)		1,500		1,500				1,500		1,500
Production (thousand metric tons)		1,545		1,811				1,289		1,405

(1)
Calculated based on an exchange rate of S/.2.773 to US$1.00 as of September 30, 2011.

(2)
Relates to the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.

(3)
Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our future expectation of zinc prices, we recorded an impairment with respect to our zinc mining assets for the nine months ended September 30, 2011.

(4)
Does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries.

(5)
We define EBITDA as profit plus finance costs, income tax expenses, depreciation and amortization minus finance income and gain from exchange difference, net. We calculate Adjusted EBITDA by subtracting the gain on sale of land and mining concessions and adding the impairment of zinc mining assets to EBITDA. See "Selected financial and operating data—Non-GAAP financial measure and reconciliation" for our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit.

(6)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by net sales.

Risk factors

An investment in our ADSs involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our ADSs. If any of the following risks actually occurs, our business, results of operations or financial condition will likely suffer. As a result, the trading price of our ADSs may decline, and you may lose part or all of your investment.

Risks relating to Peru

Economic, social and political developments in Peru could adversely affect our business, financial condition and results of operations.

All of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, terrorism and other developments in or affecting the country, over which we have no control.

The cement industry in Peru is highly dependent on construction activity in the country, which, in turn, depends on the purchasing power of consumers and, to a lesser extent, commercial and infrastructure investment. Adverse economic conditions could adversely affect construction activity and result in a decrease in demand for cement products.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts with local communities continue to be pervasive problems in Peru. In recent months, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

The newly elected Peruvian president may not maintain recent economic policies, which could adversely affect our business, financial condition and results of operations.

On July 28, 2011, Ollanta Humala became president of Peru. The election of President Humala initially generated political and economic uncertainty. President Humala's presidential campaign was based on a platform of poverty reduction and wealth redistribution, including by means of interventionist policies, although since his inauguration President Humala has taken steps indicating that his administration will focus on more centrist economic policies. For instance, the new administration recently ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members of the previous administration and have been strong proponents of open market policies. We cannot assure you that the new administration will not pursue significant changes in the country's economic policies and regulations, including tax increases, higher minimum wages and employee pension requirements, stricter environmental standards, greater rights for local indigenous communities and more proactive or interventionist government policies in certain sectors of the economy that have been underserved by the private sector. Such policies, if implemented, could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

In addition, President Humala's political party did not obtain a majority of the congressional seats which may potentially lead to a gridlock in the Peruvian Congress and create further political uncertainty.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru's economy. In addition, a depreciation of the nuevo sol could increase, in terms of nuevos soles, certain of our production costs. Substantially all of our revenues are denominated in nuevos soles. However, certain of our expenses, such as the purchase of coal and electricity, are denominated in U.S. dollars. In 2010, approximately 30.0% of our cost of sales were denominated in U.S. dollars. We currently do not hedge our foreign currency risk exposure. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert nuevos soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

Inflation could adversely affect our business, financial condition and results of operations.

Peru, like some other countries in Latin America, experienced periods of hyper inflation in the 1980s and high inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2006-2010 of 2.8%, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú) that is calculated and published by the INEI. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. In addition, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs to consumers.

Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial condition and results of operations.

The Peruvian government from time to time implements changes to tax regulations. Any such changes may result in increases to our overall tax burden, which would negatively affect our profitability. On September 29, 2011, the Peruvian government amended the Mining Royalty Law (Ley de la Regalía Minera) to increase taxation on metallic and non-metallic mining activities in Peru, which will adversely affect our results of operations beginning October 1, 2011. According to this amendment, companies engaged in mining activities in Peru will be required to pay mining royalty taxes on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company's operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company's net sales, in each case during the applicable quarter. Our future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. Based on our results of operations for 2010 and the nine months ended September 30, 2011, we estimate that our incremental mining royalty taxes, net of the applicable income tax effect, would have been approximately S/.4.6 million (US$1.7 million) and S/.3.5 million (US$1.3 million), respectively, if this amendment had been in effect during such periods. We cannot assure you that the Peruvian government will not implement additional changes to tax regulations in the future, which could adversely affect our business, financial condition and results of operations.

Earthquakes, flooding and other natural disasters could affect our business, financial condition and results of operations.

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. In 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the Ica region, located south of Lima. In addition, Peru, including the northern region where we operate and distribute our products, experiences from time to time severe rainfall and flooding, largely as a result of the climate pattern known as El Niño, which typically occurs every two to seven years. Although we have insurance covering damages caused by natural disasters, the occurrence of a severe natural disaster in the north of Peru could affect our facilities and temporarily disrupt our operations or the distribution of our products.

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations.

In the past, Peru experienced significant levels of terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Although terrorism no longer poses a significant threat in Peru, a small group of terrorists primarily related to drug traffickers continues to operate in remote mountainous and jungle areas in the central and southern regions of the country. A resurgence of terrorism could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

The Peruvian economy could be affected by adverse economic developments in regional or global markets.

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may adversely affect capital flows into and securities from issuers in other countries, including Peru.

The Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994 and the Asian crisis in 1997, which affected the market value of securities issued by companies from markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru's economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. During the recent global economic and financial crisis, global conditions led to a slowdown in economic growth in Peru, slowing GDP growth in 2009 to 0.9%. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves.

Adverse developments in regional or global markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our business, financial condition and results of operations.

Risks relating to our business and industry

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Peru is competitive and is currently served by three principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have supplied the northern region of Peru while the two other groups have supplied the central (which includes the Lima metropolitan area) and southern regions of Peru, driven principally by the location of production facilities and distribution focus. However, competition could intensify if other manufacturers decide to enter our market.

We may face increased competition if the other Peruvian cement manufacturers, despite incremental freight costs, expand their distribution of cement to the northern region of Peru, or if they develop a cement plant in the north, particularly if the cement markets in Lima or other areas of Peru become saturated. Some large foreign cement manufacturers have announced plans to build cement plants in the central region of the country. If competition intensifies in the central region of Peru due to the presence of foreign cement manufacturers or otherwise, it may have price repercussions in our market.

We also face the possibility of competition from the entry into our market of imported clinker, cement or other materials or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

We may not be able to maintain our market share if we cannot match our competitors' prices or keep pace with the development of new products. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

Demand for our cement products is highly related to housing construction in the northern region of Peru, which, in turn, is affected by economic conditions in the region.

Cement consumption is highly related to construction levels. Demand for our cement products depends, in large part, on residential construction in the north of Peru, which consists mostly of low-income families gradually building or improving their own homes. We estimate that in 2010 auto-construcción accounted for approximately 59% of our cement sales. Residential construction, in turn, is highly correlated to prevailing economic conditions in Peru. A decline in economic conditions would reduce household disposable income and cause a significant reduction in residential construction, leading to a decrease in demand for cement. As a result, a deterioration in economic conditions in the northern region of Peru would have a material adverse effect on our financial performance. We cannot assure you that growth in Peru's GDP, or the contribution to GDP growth attributable to the northern region of the country, will continue at the recent pace or at all.

A reduction in private or public construction projects in the northern region of Peru will have a material adverse effect on our business, financial condition and results of operations.

We estimate that in 2010 approximately 25% of our cement sales were derived from private construction (other than auto-construcción) and 16% from public construction in the north of Peru. Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

The level of public infrastructure construction also depends, to a great extent, on the priorities and financial resources of the national, regional and local governmental authorities. The Peruvian government has recently promoted significant public spending in infrastructure projects in the north in response to an infrastructure shortage and to stimulate the economy in response to the negative effects of recent global economic and financial crisis. We cannot assure you that the Peruvian government will continue promoting recent levels of public infrastructure spending in our market. A reduction in public infrastructure spending in our market would adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by increases in energy prices or shortages in the supply of energy.

Energy represents a significant percentage of our production costs. Our principal energy sources are coal and electricity. In 2010, the cost of energy represented approximately 36.5% of our cement production costs. We use a substantial amount of coal as a source of fuel in our production process. We purchase anthracite coal from domestic suppliers and import bituminous coal from suppliers primarily in Colombia, in each case at market prices. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. Any shortage or interruption in the supply of coal could also disrupt our operations. In addition, the price of coal is largely driven by the price of oil, and, as a result, increases in international oil prices are likely to affect the price of coal and adversely affect our results of operations.

We have a long-term electricity supply agreement with Electroperú S.A. ("Electroperú"), a government-owned company, and a separate electricity supply agreement with Kallpa Generación S.A. ("Kallpa"), which expires in July 2012, to serve the electricity requirements of our Pacasmayo facility. We have also entered into a supply agreement with Electro Oriente S.A. ("ELOR") to supply the Rioja facility. Our business, financial condition and results of operations could be materially and adversely affected by higher costs, interruptions, and unavailability or shortage of electricity. We have no back-up power system at our plants and cannot assure you that, in case of interruption or failure in Electroperú's, Kallpa's or ELOR's operations, we will have access to other energy sources at the same prices and conditions, which could adversely affect our business, financial condition and results of operations. Moreover, electricity to our plants is transmitted through the Peruvian Electricity Interconnection System (Sistema Eléctrico Interconectado Nacional del Perú, or "SEIN"). Any interruptions or failures in SEIN's system would also have a material adverse effect on our business, financial condition and results of operations.

In the recent past, we have experienced electricity rationing, limiting our use of electricity to certain times of the day. In such cases, we were forced to readjust our production schedules in order to ensure that our production process was not interrupted. In the event of any future rationing of electricity, we may not be able to readjust quickly enough and our production process may be interrupted. Future shortages or efforts to respond to or prevent shortages, such as rationing, may adversely impact the cost or supply of electricity for our operations.

A significant increase in the prices of coal or electricity would increase our costs of production. We may not be able to increase the prices of our cement products in the future if the prices of coal or electricity rises, which would adversely affect our business, financial condition and results of operations.

Changes in the cost or availability of admixtures and raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.

We use certain admixtures and raw materials in the production of cement, such as gypsum, burn furnace slag and iron that we obtain from third parties. In 2010, our cost of admixtures and raw materials supplied by third parties as a percentage of our cement production costs was approximately 6.3%. We do not have long-term contracts for the supply of admixtures and raw materials that we use and if existing suppliers cease operations or reduce or eliminate production of these products, our costs to procure these materials may increase significantly or we may be obligated to procure alternatives to replace these products.

We may make future acquisitions that may not achieve expected benefits.

Our strategic initiatives include pursuing acquisitions that tend to diversify our existing portfolio of products and services and expand our geographic footprint. In the future, we may decide to expand by acquiring other companies in Peru or abroad. Any future acquisitions will depend on our ability to identify suitable candidates, negotiate acceptable terms, and obtain financing for the acquisitions. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. In addition, each acquisition involves a number of risks, such as the diversion of our management's attention from our existing business to integrating the operations and personnel of the acquired business, possible adverse effects on our results of operations during the integration process, our inability to achieve the intended objectives of the combination and potential unknown liabilities associated with the acquired assets.

We may not be able to obtain the funding required to implement future strategies.

Our strategies to continue to expand our cement production capacity and distribution network and to develop our brine and phosphate projects require significant capital expenditures. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such capital expenditures. Our access to external sources of financing will depend on many factors, including factors beyond our control, such as conditions in the global capital markets and investors' risk perception of investing in Peru and in emerging markets generally. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial condition and results of operations.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. In the past, we have been subject to antitrust and tax proceedings or investigations. While we contest these matters vigorously and make insurance claims when appropriate, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, financial condition and results of operations in the event of an unfavorable ruling.

Our business is subject to a number of operational risks, which may adversely affect our business, financial condition and results of operations.

Our business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities, and equipment and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

In addition, key equipment at our facilities, such as our mills and kilns, may deteriorate sooner than we currently estimate. Such deterioration of our assets may result in additional maintenance or capital expenditures, and could cause delays or the interruption of our production activities. If these assets do not generate the cash flows we expect, and we are not able to procure replacement assets in an economically feasible manner, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the continued operation of our flagship Pacasmayo plant.

Our flagship production facility in Pacasmayo is essential to our business. In 2010, approximately 89.2% of our total cement and all of our quicklime was produced at this facility. The Pacasmayo plant is subject to normal hazards of operating any cement production facility, including accidents and natural disasters. Any interruption in our operation of the Pacasmayo facility or a decrease in the effective capacity of this facility would adversely affect our results of operations, and any prolonged disruption in the operation of this facility would have a material adverse effect on our business, financial condition and results of operations.

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement and concrete. In Peru, dry wall has only been introduced into the housing construction market in recent years and it is not widely used. However, the use of dry walls for housing construction could increase significantly in the future as it becomes more popular. In addition, research aimed at developing new construction techniques and modern materials may introduce new products in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team and board of directors. The loss of the services of some or all of our executive management and members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional other qualified employees capable of operating our plants. Due to the limited pool of skilled workers in the north of Peru or workers from other regions willing to relocate to the north of Peru, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or reach full planned production levels in a timely manner and, as a result, our business, financial condition and results of operations could be adversely affected.

Our operations and sales are highly concentrated in the northern region of Peru.

All of our operations are located in the northern region of Peru, including our production facilities and the quarries from where we obtain limestone to produce cement. In addition,

substantially all of our cement products are sold to consumers in this market. As a result, any adverse economic, political or social conditions affecting the northern region of Peru, as well as natural disasters and weather conditions, such as the El Niño climate pattern, among other factors that may affect this region, could have a material adverse affect on our business, financial condition and results of operations.

We are subject to environmental regulations and may be exposed to liability and political cost as a result of our handling of hazardous materials and potential costs for environmental compliance.

We are subject to various environmental protection and health and safety laws and regulations that regulate, among other things, the generation, storage, handling, use and transportation of hazardous materials; emissions and discharge of hazardous materials; and the health and safety of our employees. Pursuant to Peruvian law, in order to conduct mining and industrial activities, we are required, among other things, to (i) submit an environmental study and a mining closure plan to the Ministry of Production (Ministerio de la Producción) prior to initiating mining activities, (ii) comply with certain air emission and wastewater discharge standards, (iii) obtain approval from the water management authority to discharge wastewater into natural water sources or soil, and (iv) dispose solid waste generated by us in special landfills exclusively through companies registered with the environmental agency. In addition, we are required to have a health and safety committee and develop an internal health and safety code. Although we believe we are in compliance with all these regulations in all material respects, we cannot assure you that we have been or will be at all times in full compliance with these laws and regulations. Any violation of such laws or regulations could result in substantial fines, criminal sanctions, revocations of operating permits and shutdowns of our facilities. In addition, current or future governments may also impose stricter regulations which may require us to incur higher compliance costs.

Pursuant to certain applicable environmental laws, we could be found liable for all or substantially all of the damages caused by pollution at our current or former facilities or those of our predecessors or at disposal sites. We could also be found liable for all incidental damages due to the exposure of individuals to hazardous substances or other environmental damage.

We cannot assure you that our costs of complying with current and future environmental and health and safety laws and regulations, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, financial condition and results of operations.

International agreements related to climate change may result in an increase in our costs.

There are ongoing international efforts to address greenhouse emissions. The United Nations and certain international organizations have taken action against activities that may increase the atmospheric concentration of greenhouse gases. Regulatory measures, such as the Kyoto Protocol, aimed at addressing greenhouse gas emissions and climate changes, are in various stages of negotiation and implementation. Such measures may result in an increase in costs to us for installation of new controls aimed at reducing greenhouse gas emissions, purchase of credits or licenses for atmospheric emissions, and monitoring and registration of greenhouse gas emissions from our operations. These measures, if adopted in Peru, could adversely affect our business, financial condition and results of operations.

Changes in regulations or in the interpretation of regulations may adversely affect our business, financial condition and results of operations.

Our business is subject to extensive regulation in Peru, including, among others, relating to tax, environmental, labor, health and safety, and mining matters. We believe that our facilities are currently operating in all material respects in accordance with all applicable concessions, laws and regulations. Future regulatory changes, changes in the interpretation of such regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that regulatory changes in the future will not adversely affect our business, financial condition and results of operations.

A dispute with the labor unions that represent our employees could have an adverse effect on our business, financial condition and results of operations.

As of September 30, 2011, approximately 16% of our employees were members of employee unions. Our practice is to extend some of the benefits we offer our unionized employees to other employees. Although we consider our relations with our employees are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could adversely affect our business, financial condition and results of operations.

New projects may require the prior approval of local indigenous communities.

On September 7, 2011, Peru enacted Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, to the extent that in the future our new projects require legislative or administrative measures that impact local indigenous communities, we may not be able to undertake such projects, unless the Peruvian government first conducts the foregoing consultation procedure. In addition, regulation implementing this law is still pending. We cannot assure you that this law will not adversely affect our new projects and have an adverse effect on our business, financial condition and results of operations.

Additional risks relating to our phosphate and brine projects

We have not established reserves with respect to our phosphate or brine projects.

We have not established reserves with respect to our phosphate or brine projects. We have only verified mineralized material in our phosphate deposits, and both projects are undergoing pre-feasibility studies. Such mineralized material will not qualify as reserves until a comprehensive evaluation, based upon unit costs, grades, recoveries and other factors, concludes economic and legal feasibility. The cost, timing and complexities of upgrading mineralized material to reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures typically are required to establish reserves through drilling, to determine metallurgical processes to extract the minerals from the ore and to construct mining and processing facilities.

We cannot assure you that we will be able to establish the presence of any reserves for phosphate or brine. The failure to establish reserves would materially affect our ability to develop our phosphate and brine projects and could significantly reduce their estimated value.

Mineralized material calculations are only estimates.

Our calculation of the mineralized material at our Bayóvar field is only an estimate and depends on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. There is a significant degree of uncertainty attributable to the calculation of mineralized material. Until mineralized material is actually mined and processed, the quantity of mineralized material and grades must be considered as estimates only and we cannot assure you that indicated levels will actually be produced.

The estimate of mineralized material is partially dependent upon the judgment of the person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates at a given time may significantly change when new information becomes available.

Estimating mineralized material may have to be recalculated based on further exploration or development activity or actual production experience, which could materially and adversely affect estimates of the quantity or grade of mineralized material. Any material changes in quantity and grades of mineralized material will affect the economic viability of placing a property into production and a property's return on capital. We cannot assure you that mineralized material can be mined or processed profitably.

Our phosphate and brine projects are not part of our core cement business and we cannot assure you that we will be able to profitably extract and sell these products.

We are undertaking two non-metallic mining projects to develop phosphate and brine deposits. However, we have only initiated pre-feasibility studies and we cannot assure you that these projects will be successful or profitable. Mining is highly speculative in nature, involves many risks and can be unsuccessful. In addition, our core competency is the production and distribution of cement products. We have no prior experience in planning, developing and managing large-scale mining projects, and we have no operating experience or track record in extracting, processing or commercializing phosphate or brine minerals to assess our potential performance. The development of these two projects may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development of our existing cement operations.

We may face several factors that may impair our ability to execute these projects successfully including, among others, the following:

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delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities, including environmental permits;

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increases in the cost of energy, equipment, materials or labor, making the project economically unfeasible;

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adverse weather conditions, natural disasters, accidents or other unforeseen events;

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unforeseen engineering, design, environmental or geological problems;

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insufficient access to adequate means of transportation for our minerals, including delays in the construction of a port nearby;

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opposition from local communities;

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strikes or labor disputes;

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changes in the level of demand and prices for products derived from these materials; and

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adverse changes in Peru's regulatory framework.

Any of these factors may delay our projects and may increase our projected capital costs. If we are unable to complete these projects, any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of these projects or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and results of operations.

In addition, we may face difficulties in marketing and distributing the products derived from these fields. Even if we successfully extract these minerals, we may not be able to market them successfully or find suitable buyers, which may have an adverse effect on our business, financial condition and results of operations.

The actual amount of capital required for our phosphate and brine projects may vary significantly from our current estimates.

Our phosphate and brine initiatives are complex projects that require significant capital investment. Our estimated capital amounts for these projects are based on preliminary estimates and assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete the projects. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from what we anticipate. Additional funds may be required in the event of departures from current estimates, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses, or if we are unable to find a suitable strategic partner to assist in financing our phosphate project. We cannot assure you that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

If we have difficulties working with Mitsubishi to develop our phosphate project or with Quimpac to develop our brine project, we may face difficulties in carrying out these projects.

We are unfamiliar with the commercial market for phosphate and brine products and are seeking to develop these projects with partners that have expertise in commercializing these products. We sold a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, which will assist us to develop our phosphate deposits. In addition, Mitsubishi entered into a 20-year off-take agreement with Fosfatos. We have formed Salmueras with Quimpac as a minority partner to assist in financing our brine project and provide its expertise in the commercialization of dicalcium phosphate and salt. If we encounter difficulties working with Mitsubishi or Quimpac, we may not be able to execute these projects as currently contemplated.

Risks relating to the offering

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

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actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

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investor perceptions of our prospects or our industry;

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operating performance of companies comparable to us and increased competition in our industry;

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new laws or regulations or new interpretations of laws and regulations applicable to our business;

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general economic trends in Peru;

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catastrophic events, such as earthquakes and other natural disasters; and

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developments and perceptions of risks in Peru and in other countries.

You may not be able to sell ADSs you own or the common shares underlying the ADSs at the time or the price you desire because an active or liquid market for these securities may not develop.

Prior to this offering, there has not been a public market for our ADSs. We have applied to list our ADSs on the New York Stock Exchange. We cannot predict whether an active liquid public trading market for our ADSs will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities' market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange. Although ADS holders are entitled to withdraw common shares underlying our ADSs from the depositary at any time, the Lima Stock Exchange in Peru is generally a less liquid trading market than the New York Stock Exchange.

Substantial sales of ADSs or common shares after this offering could cause the price of our ADSs or common shares to decrease.

Our controlling shareholder will continue to hold a large number of our common shares after this offering. We and our controlling shareholder, among others, will agree with J.P. Morgan Securities LLC not to offer, sell, contract to sell or otherwise dispose of or hedge any common shares, investment shares, or ADSs, without the prior written consent of J.P. Morgan Securities LLC, during the 180 calendar day period following the date of the prospectus, subject to certain exceptions. After this 180 day period expires, these securities will be eligible for sale. The market price of our ADSs could decline significantly if we or our controlling shareholder sell securities in our company or the market perceives that we or our controlling shareholder intend to do so.

In connection with this offering, under Peruvian law we are required to launch a preemptive rights offer of 13,574,929 non-voting investment shares to existing holders of our investment shares at the nuevo sol equivalent of the price per ADS offered hereby, which could affect the trading price of our ADSs. The preemptive rights offer will be launched one business day after the date of this prospectus and will remain open for 18 business days thereafter.

Our controlling shareholder will continue to have significant influence over us after this offering, and his interests could conflict with yours.

Upon the consummation of the global offering, our controlling shareholder will beneficially own approximately 54.5% of our outstanding common shares (assuming no exercise of the over-allotment option). As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

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the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

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determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

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whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

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whether we offer preemptive and accretion rights to holders of our common shares in the event of a capital increase;

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sales and dispositions of our assets; and

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the amount of debt financing that we incur.

Our controlling shareholder may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Also, our controlling shareholder may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. We cannot assure you that our controlling shareholder will act in a manner consistent with your best interests.

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders' meetings.

As a holder of ADSs representing common shares being held by the depositary in your name, you may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders' meetings through publication of a notice in an official gazette in Peru, a Peruvian newspaper of general circulation and the bulletin of the Lima Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attribute to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying common shares are not voted as requested.

Our shareholders' ability to receive cash dividends may be limited.

Our shareholders' ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in nuevos soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Holders of ADSs may be unable to exercise preemptive or accretion rights with respect to the common shares underlying their ADSs.

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our outstanding common shares, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to common shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any change related to an increase in deposits or charges for book-entry securities services or any modification that might hinder the rights of the ADS holders will be effective within 30 days after the ADS holders have received notice of such change or modification and such holders will have no right to any compensation whatsoever.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the New York Stock Exchange, which may limit the protections afforded to investors.

We are a "foreign private issuer" within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

For example, the New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a "controlled company". Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors.

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be "controlled companies", have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange's listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the "Principles of Good Governance for Peruvian Companies." Although we have implemented a number of these measures, we are not required to comply with the corporate governance guidelines by law or regulation.

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder.

Our company is organized and existing under the laws of Peru, and our controlling shareholder is resident in Peru. Accordingly, investors may face difficulties in serving process on our company, our officers and directors or the controlling shareholder in other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or the controlling shareholder that are based on securities laws of jurisdictions other than Peru.

In Peru, there are no proceedings to file class action suits or shareholder derivative actions with respect to issues arising between minority shareholders and an issuer, its controlling shareholders or directors and officers. Furthermore, the procedural requirements to file actions by shareholders differ from those of other jurisdictions, such as in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, officers or controlling shareholder as compared to the shareholders of a U.S. company. The deposit agreement provides that the depositary has no obligation to commence or become involved in any judicial proceedings and any other legal actions relating to the ADSs or the deposit agreement, either on behalf of the ADS holders or on behalf of any other person.

You will experience immediate and substantial dilution in the book value of the common shares and ADSs you purchase in this offering.

Because the initial offering price of the ADSs being sold in this offering will be substantially higher than our net tangible book value per common share, you will experience immediate and substantial dilution in the book value of the common shares underlying your ADSs. Net tangible book value represents the amount of our tangible assets on an adjusted basis, minus our total liabilities on an adjusted basis. As a result, at the assumed initial public offering price of US$12.25 per ADS (based on the mid-point of the price range set forth on the cover page of this prospectus), we currently expect that you will incur immediate dilution of US$7.16 per ADS if you purchase in this offering (assuming no exercise of the underwriters' over-allotment option and no purchase under the preemptive rights offer).

Our newly issued common shares from this offering will initially be represented by "certificados provisionales" and you will not be able to cancel your ADSs and withdraw the deposited common shares until the definitive common shares are issued.

In accordance with Peruvian law, our common shares will be represented by preliminary stock certificates (certificados provisionales) until the capital increase is recorded with the Peruvian public registry and new common shares are listed on the Lima Stock Exchange and registered in the CAVALI S.A. ICLV book-entry settlement system. We cannot assure you that the Peruvian public registry will not delay the recording of our capital increase. In addition, the corporate resolution authorizing the capital increase may be subject to judicial challenges or other factors that prevent or delay the recording of the capital increase with the Peruvian public registry. Once the capital increase has been recorded, we will issue common shares in exchange for the preliminary stock certificates. Only after the capital increase has been recorded with the Peruvian public registry and we have issued common shares in exchange for the preliminary stock certificates, will you be able to cancel your ADSs and withdraw the deposited common shares.

Exchange rates

The Peruvian nuevo sol is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for nuevos soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles.

	High	Low	Average(1)	Period end

2007	3.201	2.968	3.124	2.996
2008	3.157	2.693	2.941	3.140
2009	3.259	2.852	3.006	2.890
2010	2.883	2.787	2.826	2.809
2011	2.833	2.6940	2.755	2.696
July	2.750	2.736	2.742	2.738
August	2.752	2.725	2.739	2.725
September	2.777	2.725	2.744	2.773
October	2.776	2.707	2.732	2.707
November	2.713	2.700	2.705	2.700
December	2.701	2.694	2.696	2.696
2012:
January (through January 30)	2.698	2.690	2.693	2.690

Source: SBS

(1)
Based on the exchange rate on the last day of each month during the year, except in the case of monthly data, which is based on daily exchange rates.

 Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$234.0 million, or US$269.4 million if the underwriters exercise the over-allotment option in full. These amounts assume an initial public offering price of US$12.25 per ADS (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The following estimates assume the underwriters do not exercise the over-allotment option and holders of investment shares do not exercise the right to subscribe additional investment shares in the preemptive rights offer.

We intend to use approximately 50.0% of the net proceeds from this offering for capital expenditures and other general corporate purposes to grow our core cement business. The capital expenditures will include the increase of cement production capacity of our Rioja facility, which is currently operating at near full capacity, and part of the construction of a cement plant in Piura based on the results of our pre-feasibility and engineering studies. We believe that our expansion plans will allow us to meet projected increases in demand for cement in coming years, help us deepen our commercial relationships in regional areas in our market, reduce transportation costs, and secure our leadership position in the northern region of Peru. We routinely evaluate acquisition and investment opportunities that are aligned with our strategic goals, so we may also acquire, or invest in, businesses, technologies or products that are complementary to our core business. We will have broad discretion over the uses of the net proceeds from this offering.

We currently also expect to use approximately 50.0% of the net proceeds from this offering toward capital expenditures required to develop our phosphate and brine projects. Our preliminary estimates of the investments required to develop these projects are in the range of US$350 to US$400 million for phosphate and in the range of US$250 to US$300 million for brine. These estimates, however, are based on limited preliminary work and are subject to change. We have not developed a specific timetable for the development of these projects and our use of proceeds may vary depending on the progress and ongoing evaluation of these projects. We expect to finance these projects with a combination of the net proceeds from this offering, new borrowings and financial contributions from current or future minority partners. We will have significant flexibility in applying the net proceeds of this offering to these projects.

Pending application of the net proceeds, we expect to invest the proceeds in low-risk marketable securities, bank deposits and money market funds.

Capitalization

The following table sets forth our capitalization as of September 30, 2011:

•
on an actual basis; and

•
as adjusted to give effect to the sale of our ADSs in the offering at an assumed initial public offering price of US$12.25 per ADS (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The table below should be read in conjunction with our consolidated financial statements and related notes included in this prospectus.

	Actual				As adjusted
As of September 30, 2011	(in millions of S/.)		(in millions of US$)(1)		(in millions of S/.)		(in millions of US$)(1)

Indebtedness:
Current interest-bearing loans and borrowings(2)	S/.	153.6	US$	55.3	S/.	153.6	US$	55.3
Non-current interest-bearing loans and borrowings		177.8		64.2		177.8		64.2

Total interest-bearing loans and borrowings(3)(4)		331.4		119.5		331.4		119.5
Equity:
Common shares		418.8		151.0		518.8		187.1
Investment shares		49.6		17.9		49.6		17.9
Legal reserve		77.4		27.9		77.4		27.9
Other components of equity(5)		8.6		3.2		538.0		194.0
Retained earnings		415.8		149.9		415.8		149.9
Non-controlling interest		5.4		1.9		5.4		1.9

Total equity		975.6		351.8		1,605.0		578.8
Total capitalization	S/.	1,307.1	US$	471.3	S/.	1,936.5	US$	698.3

(1)
Calculated based on an exchange rate of S/.2.773 to US$1.00 as of September 30, 2011.

(2)
Includes current portion of non-current interest-bearing loans and borrowings.

(3)
Does not include (i) the repayment of two short-term loans in the aggregate amount of S/.7.7 million, (ii) the increase in the outstanding balance by an additional S/.14 million in a medium-term loan, or (iii) the secured loan we recently entered into with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million). In addition, we are negotiating with a Peruvian bank to obtain a secured loan for an amount of US$75 million, which we expect to close during the first quarter of 2012 and is not reflected in this table. See "Management's discussion and analysis of financial condition and results of operations—Indebtedness."

(4)
We constituted a collateral trust to which we contributed substantially all of the assets at our Pacasmayo facility and our Acumulación Tembladera quarry. Of our total interest-bearing loans and borrowings, as of September 30, 2011, S/.142.0 million was secured by the assets in this collateral trust and S/.72.1 million was secured by our mill no. 7 in our Pacasmayo facility pursuant to financing leases.

(5)
For the as adjusted columns, contains the proceeds of the offering in excess of the par value, net of expenses. These proceeds were converted to nuevos soles at an exchange rate of S./2.693 to US$1.00 as of January 17, 2012.

The as adjusted information in the table above assumes no exercise of the underwriters' over-allotment option and no purchase of investment shares in the preemptive rights offer.

 Dilution

Purchasers of our ADSs in this offering will experience immediate and substantial dilution to the extent of any difference between the initial public offering price per ADS and the net book value per ADS upon the completion of the offering.

Net book value represents the amount of our total assets, less our total liabilities. Net book value per share is determined by dividing our net book value by the number of our outstanding common shares and investment shares.

As of September 30, 2011, our net book value would have been approximately S/.975.6 million, or S/.2.08 per share (equivalent to US$3.75 per ADS). Based upon an assumed initial public offering price of US$12.25 per ADS (the mid-point of the price range set forth on the cover page of this prospectus), our net book value would increase to S/.2.82 per share or US$5.09 per ADS, and the immediate dilution to purchasers of our ADSs in the offering would be US$7.16 per ADS, or S./3.97 per common share or 58.4%. The following table illustrates this dilution per common share and per ADS:

	Per ADS		Per common share

Assumed initial public offering price	US$	12.25	S/. 6.79
Net book value as of September 30, 2011 (including investment shares)		3.75	2.08
Dilution to new investors		7.16	3.97

If the underwriters exercise the over-allotment option in full, our net book value would increase to S/.2.91 per share or US$5.26 per ADS, and the immediate dilution to purchasers of our ADSs would be US$6.99 per ADS, or S/.3.88 per common share.

The information above does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries and does not take into account any purchases of our investment shares pursuant to the preemptive rights offering.

Selected financial and operating data

The following selected consolidated financial data should be read together with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included in this prospectus.

The following selected financial data as of and for the years ended December 31, 2009 and 2010 have been derived from our annual audited consolidated financial statements included in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The following selected financial data as of and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited consolidated interim financial statements included in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB, as applied to interim financial statements. The unaudited consolidated interim financial statements and the notes thereto have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of our financial position and results of operations. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2011. Accordingly, the unaudited consolidated interim financial statements and notes thereto should be read in conjunction with our annual audited consolidated financial statements.

	Year ended December 31,						Nine months ended September 30,
	2009		2010		2010		2010		2011		2011

	(in millions of S/., except share and per share data)				(in millions of US$, except per share data)(1)		(in millions of S/., except share and per share data)				(in millions of US$, except per share data)(1)

Income statement data:
Net sales	S/.	756.6	S/.	898.0	US$	323.8	S/.	648.1	S/.	717.7	US$	258.8
Cost of sales		(405.5)		(479.0)		(172.7)		(368.9)		(415.3)		(149.7)

Gross profit		351.1		419.1		151.1		279.3		302.4		109.1
Operating income (expenses):
Selling and distribution expenses		(17.1)		(16.5)		(6.0)		(10.4)		(15.0)		(5.4)
Administrative expenses		(132.9)		(158.7)		(57.2)		(104.9)		(129.6)		(46.7)
Net gain on sale of land and mining concessions(2)		—		75.9		27.4		75.9		—		—
Impairment of zinc mining assets(3)		—		—		—		—		(96.1)		(34.7)
Other operating income, net		25.7		16.6		6.0		13.3		6.2		2.2

Total operating income (expenses), net		(124.4)		(82.7)		(29.8)		(26.1)		(234.5)		(84.6)
Operating profit		226.7		336.4		121.3		253.2		67.9		24.5
Other income (expenses):
Finance income		1.9		3.3		1.2		2.1		2.0		0.7
Finance costs		(18.8)		(15.0)		(5.4)		(10.7)		(13.1)		(4.7)
Gain from exchange difference, net		8.9		2.6		0.9		2.3		1.5		0.5

Total other expenses, net		(8.1)		(9.2)		(3.3)		(6.3)		(9.7)		(3.5)
Profit before income tax		218.6		327.2		118.0		246.8		58.2		21.0

Income tax expense		(70.6)		(104.1)		(37.5)		(74.3)		(18.8)		(6.8)

Profit	S/.	148.0	S/.	223.1	US$	80.5	S/.	172.5	S/.	39.4	US$	14.2
Profit per share	S/.	0.3155	S/.	0.4766	US$	0.1719	S/.	0.3684	S/.	0.0842	US$	0.0304
Number of shares outstanding(4)		468,352,820		468,352,820				468,352,820		468,352,820

	As of the year ended December 31,						As of the nine months ended September 30,
Balance sheet data:	2009		2010		2010		2011		2011

	(in millions of S/.)				(in millions of US$)(1)		(in millions of S/.)		(in millions of US$)(1)

Current assets
Cash and short-term deposits	S/.	111.7	S/.	154.5	US$	55.7	S/.	41.0	US$	14.8
Trade and other receivables		38.0		36.4		13.1		47.4		17.1
Income tax prepayments		2.3		0.5		0.2		3.3		1.2
Inventories		123.4		160.3		57.8		186.7		67.3
Prepayments		9.2		11.0		4.0		15.1		5.4
Assets classified as held-for-sale		2.5		—		—		—		—

Total current assets		287.1		362.7		130.8		293.5		105.8

Non-current assets
Other receivables		35.4		50.9		18.4		58.2		21.0
Available-for-sale financial investments		18.3		30.8		11.1		22.6		8.2
Property, plant and equipment		1,020.5		1,102.0		397.4		1,154.6		416.4
Exploration and evaluation assets		17.6		29.3		10.6		30.2		10.8
Deferred income tax assets		21.6		7.6		2.7		32.6		11.8
Other assets		1.9		3.7		1.3		3.4		1.2

Total non-current assets		1,115.3		1,224.3		441.5		1,301.6		469.4

Total assets		1,402.4		1,587.0		572.3		1,595.1		575.2

Current liabilities
Trade and other payables		89.9		108.1		39.0		128.8		46.4
Interest-bearing loans and borrowings		88.8		121.6		43.8		153.6		55.4
Income tax payable		3.5		4.1		1.5		0.3		0.1
Provisions		19.3		26.0		9.4		21.0		7.6

Total current liabilities		201.5		259.8		93.7		303.7		109.5

Non-current liabilities
Interest-bearing loans and borrowings		228.6		185.7		67.0		177.8		64.2
Other non-current provisions		4.6		4.8		1.7		4.6		1.6
Deferred income tax liabilities		133.2		143.4		51.7		133.4		48.1

Total non-current liabilities		366.4		333.9		120.4		315.8		113.9

Total liabilities		567.9		593.7		214.1		619.5		223.4

Equity:
Share capital		418.8		418.8		151.0		418.8		151.0
Investment shares		49.6		49.6		17.9		49.6		17.9
Legal reserve		53.4		74.1		26.7		77.4		27.9
Other components of equity		5.8		14.4		5.2		8.6		3.2
Retained earnings		306.1		435.7		157.1		415.8		149.9
Non-controlling interests		0.8		0.7		0.3		5.4		1.9

Total equity		834.5		993.3		358.2		975.6		351.8

Total liabilities and equity	S/.	1,402.4	S/.	1,587.0	US$	572.3	S/.	1,595.1	US$	575.2

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
	2009	2010	2010	2010	2011	2011

	(in millions of S/., except percentage and operating data)		(in millions of US$)(1)	(in millions of S/., except percentage and operating data)		(in millions of US$)(1)

Other financial information:
Net working capital(5)	85.6	102.9	37.1		(10.2)	(3.7)
Capital expenditures(6)	63.5	98.0	35.3	61.2	184.6	66.6
Depreciation and amortization	32.7	36.3	13.1	29.8	34.3	12.4
Net cash flow provided by operating activities	165.1	180.2	65.0	151.2	97.0	35.0
Net cash flow provided by (used in) investing activities	(75.4)	(20.0)	(7.2)	23.5	(178.5)	(64.4)
Net cash flow provided by (used in) financing activities	0.6	(115.4)	(41.6)	(155.7)	(31.8)	(11.5)
Adjusted EBITDA(7)	259.4	296.7	107.0	207.1	198.2	71.5
Adjusted EBITDA margin(8)	34.3%	33.0%		32.0%	27.6%
Operating data:
Installed capacity (thousand metric tons per year):
Cement:
Pacasmayo	1,900	2,900		1,900	2,900
Rioja	190	200		200	200

Total	2,090	3,100		2,100	3,100
Clinker:
Pacasmayo	1,300	1,300		1,300	1,300
Rioja	200	200		200	200

Total	1,500	1,500		1,500	1,500
Quicklime
Pacasmayo	110	240		110	240
Production (thousand metric tons):
Cement:
Pacasmayo	1,386	1,615		1,142	1,264
Rioja	159	196		147	141

Total	1,545	1,811		1,289	1,405
Clinker:
Pacasmayo	998	1,118		761	826
Rioja	130	160		119	113

Total	1,128	1,278		880	939
Quicklime
Pacasmayo	118	127		93	65

(1)
Calculated based on an exchange rate of S/.2.773 to US$1.00 as of September 30, 2011.

(2)
Relates to our sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer.

(3)
Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices, we recorded an impairment with respect to our zinc mining assets for the nine months ended September 30, 2011.

(4)
Does not include 1,200,000 common shares held by one of our wholly-owned subsidiaries.

(5)
Represents current assets minus current liabilities.

(6)
Represents expenditures for the purchase of property, plant and equipment.

(7)
Adjusted EBITDA for 2010 and for the nine months ended September 30, 2010 excludes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions referred to in note 2 above. Adjusted EBITDA for the nine months ended September 30, 2011 excludes a S/.96.1 million non-cash impairment with respect our zinc mining assets referred to in note 3 above. For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit, see "—Non-GAAP financial measure and reconciliation" below.

(8)
Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net sales.

Non-GAAP financial measure and reconciliation

We define EBITDA as profit plus finance costs, income tax expenses, depreciation and amortization minus finance income and gain from exchange difference, net. We calculate Adjusted EBITDA by subtracting the gain on sale of land and mining concessions and adding the impairment of zinc mining assets to EBITDA. Adjusted EBITDA for 2010 and for the nine months ended September 30, 2010 excludes a gain from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer, and Adjusted EBITDA for the nine months ended September 30, 2011 excludes a non-cash loss due to an impairment with respect to our zinc mining assets that we undertook due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc prices. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes.

Neither EBITDA nor Adjusted EBITDA should be construed as an alternative to profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, including those in the cement industry.

The following table sets forth the reconciliation of our profit to EBITDA:

	Year ended December 31,						Nine months ended September 30,
	2009		2010		2010		2010		2011		2011

	(in millions of S/.)				(in millions of US$)(1)		(in millions of S/.)				(in millions of US$)(1)

Profit	S/.	148.0	S/.	223.1	US$	80.5	S/.	172.5	S/.	39.4	US$	14.2
Finance income		(1.9)		(3.3)		(1.2)		(2.1)		(2.0)		(0.7)
Finance costs		18.8		15.0		5.4		10.7		13.1		4.7
Gain from exchange difference, net		(8.8)		(2.6)		(0.9)		(2.3)		(1.5)		(0.5)
Income tax expense		70.6		104.1		37.5		74.3		18.8		6.8
Depreciation and amortization		32.7		36.3		13.1		29.9		34.3		12.4

EBITDA		259.4		372.6		134.4		283.0		102.1		36.8
Net gain on sale of land and mining concessions		—		(75.9)		(27.4)		(75.9)		—		—
Impairment of zinc mining assets		—		—		—		—		96.1		34.7

Adjusted EBITDA	S/.	259.4	S/.	296.7	US$	107.0	S/.	207.1	S/.	198.2	US$	71.5

(1)
Calculated based on an exchange rate of S/.2.773 to US$1.00 as of September 30, 2011.

Management's discussion and analysis of financial
condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 and as of and for the nine months ended September 30, 2010 and 2011 included in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. With more than 54 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2010, we sold approximately 1.8 million metric tons of cement, representing an estimated 21.3% share of Peru's total domestic cement shipments, and substantially all the cement consumed in the northern region. That same year, we also sold approximately 121,000 metric tons of quicklime.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed production capacity to produce 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 70 years, based on our 2010 cement production levels.

We are also undertaking two non-metallic mining projects, which we believe present significant opportunities for our company. We own concessions where we have discovered deposits of phosphate rock, a principal component for agricultural fertilizers, and brine deposits that have a variety of uses in the agricultural fertilizer, animal feed and construction industries, among others. We have initiated pre-feasibility studies to determine if development of these mineralized materials would be economically feasible.

Factors affecting our results of operations

Revenue drivers

In 2010, approximately 92% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies. Our retail sales are directed to both the auto-construcción segment (i.e., households that buy cement to gradually build or improve their own homes) and construction companies that buy cement for a variety of small construction works, including minor residential, commercial and infrastructure projects. Cement destined for large private and public projects, such as housing complexes, highways, irrigation channels, hospitals, schools and mining and industrial facilities, is typically sold in bulk or in shipments of concrete blocks or ready-mix concrete.

According to our estimates, sales to the auto-construcción segment accounted for approximately 64% of our total cement sales in 2009, 59% in 2010 and 57% in the nine months ended September 30, 2011; private construction projects, both large and small, accounted for approximately 21% of our total cement sales in 2009, 25% in 2010 and 25% in the nine months ended September 30, 2011; and public construction projects accounted for the remaining 15% of our total cement sales in 2009, 16% in 2010 and 18% in the nine months ended September 30, 2011. Each of these segments has grown significantly during these periods as a result of improving economic conditions in the northern region of Peru. While auto-construcción continues to represent the majority of our sales, private construction projects have become increasingly more important to our business as our market is transitioning to more formal construction.

Our cement sales are largely driven by residential construction (both auto-construcción and small and large housing projects undertaken by construction companies), which are generally affected by economic conditions in the northern region of Peru. Auto-construcción is particularly affected by disposable household income levels, as low-income families tend to invest most of their savings in developing their homes. Larger residential construction can be more influenced by economic outlook, the availability of financing and prevailing investment levels in the region. GDP in the northern region of Peru is estimated to have grown 3.0% in 2009 and 8.7% in 2010. Our cement sales, which represented substantially all cement sales in the northern region of Peru, grew by 5.3% in 2009, 16.3% in 2010, and 7.8% in the nine months ended September 30, 2011.

Our cement sales are also driven, to a lesser extent, by commercial developments and infrastructure projects. Commercial and other private construction projects are also affected by investment levels in the region, while public infrastructure projects depend on the priorities and financial resources of the national, regional and local governments.

Cost drivers

Coal is the principal source of energy used in our production process, in particular to fuel our kilns. We purchase anthracite coal from nearby coal mines and import bituminous coal primarily from Colombia. We do not have long-term coal supply agreements, and we do not engage in hedging transactions in connection with the price of coal. In the past, the price of bituminous coal has been related to the international price of oil, as it is used as a substitute for oil. Coal accounted for an estimated 25.1% of our costs of production in 2009, 20.0% in 2010 and 16.9% in the nine months ended September 30, 2011. The declining trend in the proportion of coal as a percentage of our costs is largely a result of three factors: (i) a peak in the price of coal in first quarter of 2009, (ii) our partial shift in 2010 from the consumption of bituminous coal to anthracite coal, which is produced locally and tends to be less expensive, and (iii) a gradual decline in our clinker/cement factor from approximately 0.72 as of December 2009 to 0.67 as of September 2011, which led to a proportional decline in our consumption of coal. We recently exercised certain of our options to purchase coal mining concessions, which we intend to use to continue to reduce our use of bituminous coal.

Electricity is used in our facilities mainly to power our cement mills. We power our Pacasmayo facility with electricity purchased from Electroperú, with which we have a long-term supply agreement expiring in 2020 and, to a lesser extent, from Kallpa, with which we have a supply agreement expiring in 2012. With the expiration of our supply agreement with Kallpa, we will migrate all of our electricity consumption at our Pacasmayo facility under the Electroperú agreement. Our Rioja facility is powered primarily with electricity from ELOR, with which we have a long-term supply agreement expiring in 2016. Under these agreements, the price of electricity is based on a formula that takes into consideration our consumption of electricity and certain market variables, including the international price of oil. Electricity accounted for approximately 16.8% of our cost of production in 2009, 16.5% in 2010 and 13.1% in the nine months ended September 30, 2011. Electricity costs tend to be lower during the rainy season, from January to March of each year, as our region is served primarily by hydro-electric power plants.

In addition, we purchase from third parties admixtures and certain raw materials that we use in our production process, including gypsum, burn furnace slag, iron and other materials. Admixtures and raw materials used in our cement production process do not include construction supplies that we acquire from third-parties for resale through our distribution network along with our cement products. The cost of admixtures and raw materials purchased from third parties accounted for approximately 7.6% of our cost of production in 2009, 6.3% in 2010 and 14.4% in the nine months ended September 30, 2011. The increase in the cost of admixtures and raw materials in the nine months ended September 30, 2011 was largely due to a decrease in our use of clinker to produce cement, which has been replaced principally with burn furnace slag.

Our labor costs have increased during the past two and half years, in part to adjust for inflation and as a result of increasing profits. A portion of our labor costs relates to mandatory workers' profit sharing, which under Peruvian law is 8% to 10% of our total annual taxable income. Personnel expenses represented 24.6% of our total costs and expenses in 2009, 17.3% in 2010 and 19.3% in the nine months ended September 30, 2011.

Third-party construction supplies

In addition to selling our own products, we also sell and distribute construction supplies manufactured by third parties, such as steel rebars, wires and pipes, that are typically used in construction along with our cement. Our profit margins from the sale of third party construction supplies are significantly lower than the margins on our cement products and they are affected by fluctuations in product prices and the exchange rate between the nuevo sole and the U.S. dollar between the time we purchase these products and the time we resold them. We sell these products primarily as a service to retailers in our distribution network in an effort to support the sale of our cement products.

Sale of Raul copper mine concessions

Our results in 2010 were affected by our sale in March 2010 of our Raul copper mine concessions in central Peru that we previously leased to the buyer. Prior to the sale, we recognized rental income from related lease payments under Other income (expenses), net. Proceeds from the sale, which were approximately S/.75.9 million, were recorded as an operating gain under IFRS. Our Raul copper mine concessions were classified as held for sale as of December 31, 2009. The comparison of our results of operations is affected by this gain in the nine months ended September 30, 2010 and by the loss of the related rental income following the sale of the concessions.

Suspension of zinc calcine operations

In 2008, we suspended our zinc mining activities due to adverse market conditions. In 2009 and 2010, however, we continued to produce and sell zinc calcine in diminishing quantities, as we used our remaining inventory of zinc oxide ore. In the nine months ended September 30, 2011, we did not produce zinc calcine and used our Waelz rotary kiln to produce quicklime instead. We sold small quantities of zinc calcine in the nine months ended September 30, 2011 from our remaining inventory of zinc calcine. As a result, our net sales and cost of sales derived from zinc calcine, which is recorded under the caption "Other" declined. The lower production levels during those periods were not sufficient to fully absorb our fixed production costs and, consequently, our gross profit for "Other" was negative in 2009 and 2010, despite increasing zinc prices during those years.

Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our future expectation of zinc prices, we recorded an impairment of approximately S/.96.1 million during the nine months ended September 30, 2011 related to our zinc mining assets, of which S/.75.5 million correspond to our zinc mine and S/.20.6 million to the portion of the plant used for zinc calcine production.

New mining royalty tax

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. For a description of the new tax, see "Industry and regulatory matters—Regulatory matters—Mining regulations." The amendment became effective as of October 1, 2011, and, as a result, its effects are not reflected in our results of operations included in this prospectus. The mining royalty tax for the exploitation of metallic and non-metallic minerals is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on a company's operating profit margin that is applied to its operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company's net sales, in each case during the applicable quarter. These amounts are determined based on our unconsolidated financial statements and those of our subsidiaries with operations that are under the scope of the Royalty Mining Law. Mining royalty payments are deductible for income tax purposes in the fiscal year in which such payments are made. Future mining royalty tax payments will depend on our operating profit, operating profit margin and net sales. Based on our results of operations for 2010 and the nine months ended September 30, 2011, we estimate that our incremental mining royalty taxes, net of the applicable income tax effect, would have been approximately S/.4.6 million (US$1.7 million) and S/.3.5 million (US$1.3 million), respectively, if this amendment had been in effect during such periods.

We believe that certain portions of the regulations of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, we have recently filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process ("componente minero"). Under our interpretation, we estimate that based on our results of operations for 2010 and the nine months ended September 30, 2011, our incremental mining royalty taxes, would have been approximately S/.0.6 (US$0.2 million) and S/.0.4 (US$0.1 million), respectively. However, we cannot assure you that our interpretation will prevail.

Operating segments

We have three operating segments: (i) cement, concrete and blocks, (ii) quicklime and (iii) third-party construction supplies. In the past, we have also sold zinc calcine in smaller quantities recorded under the caption "Other". For additional information on our operating segments, see note 31 to our annual audited consolidated financial statements and note 12 to our interim unaudited consolidated financial statements.

New accounting pronouncements

For a description of new interpretations and improvements to IFRS issued by the IASB applicable to us as of January 1, 2012, see note 2 to our interim unaudited consolidated financial statements.

Critical accounting policies

The following is a discussion of our application of critical accounting policies that require our management to make certain assumptions about matters that are uncertain at the time the accounting estimate is made, where our management could reasonably use different estimates, or where accounting changes may reasonably occur from period to period, and in each case would have a material effect on our financial statements. For additional information, see note 2.3 to our annual audited consolidated financial statements.

Useful life of property, plant and equipment

Depreciation of assets used in the mining production process is charged to cost of production on a units-of-production basis using proved and probable reserves. Other assets are depreciated on a straight-line-basis over their estimated useful lives, as follows:

Property, plant and equipment	Estimated Years of Useful Life

Buildings and other construction:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset's residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment and any significant part initially recorded in the financial statements is reversed upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when recognition of the asset is reversed.

Exploration, evaluation and mine development costs

We review and evaluate our accounting policies regarding exploration, evaluation and mine development costs, which requires judgment in determining whether it is likely that future exploitation will result in future economic benefits. The determination of reserves and mineral resources is a complex estimate that entails varying degrees of uncertainly depending on sub-classification. These estimates directly impact the point of deferral of exploration, evaluation and mine development costs. The deferral policy requires us to make certain estimates and assumptions about future events or circumstances, in particular, whether an economically viable extraction operation can be established. Estimates and assumptions made may change as new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that we are unlikely to recover the expenditure, the amount capitalized is written off in our consolidated income statement for the period in which the new information becomes available.

Reserve and resource estimates

Reserves are estimates of the amount of ore that can be economically and legally extracted from our mining properties. We estimate our ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data with respect to size, depth and shape of the ore body. Estimates require complex geological judgments to interpret the data. Estimates of recoverable reserves are based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may affect the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

Rehabilitation provision

We record the present value of estimated costs of legal obligations required to restore operating property in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to satisfy the obligation using estimated cash flows and are recorded as part of the cost of that particular asset. The cash flows are discounted at the current pre-tax rate that reflects the risk specific to the rehabilitation provision. The unwinding of the discount is recorded when incurred and recorded in the income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Revenue recognition

Revenue is recognized to the extent it is probable that we will obtain the economic benefits and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We have concluded that we have acted as a principal in all of our revenue arrangements.

The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer upon delivery of the goods.

Sales of zinc calcine

Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer. The revenue is subject to adjustments based on inspection of the quantity and quality of the product by the customer. Revenue is initially recognized on a provisional basis using our best estimate of the quantity and quality of zinc. Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90-day period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined. There are no adjustments related to price because our sales of zinc calcine are based on fixed prices. See "—Factors affecting our results of operations—Suspension of zinc calcine operations."

Operating lease income

Income from operating lease of mining concessions is recognized on a monthly accrual basis during the term of the lease, and is calculated based on market prices, which are applied to monthly copper production. Revenues from lease of mining concessions were generated until March 31, 2010, when we sold our Raul copper concession. See note 10(d) to our annual audited consolidated financial statements included in this prospectus.

Interest income

Revenue is recognized when interest accrues, using the effective interest rate. Interest income is recorded in finance income in our consolidated income statements.

Impairment of long-lived assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset?s recoverable value. An asset's recoverable value is the higher of an asset's or cash-generating unit's fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate net cash flows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset's cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recorded in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the asset's or cash-generating unit's recoverable value. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable value since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable value, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement. Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except with respect to taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except with respect to deductible temporary differences associated with investment subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation with the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Exceptions under IFRS 1

For a discussion of our use of permitted exceptions under IFRS 1, see note 2.4 to our annual audited consolidated financial statements included in this prospectus.

Results of operations

Comparison of the nine months ended September 30, 2010 to the nine months ended September 30, 2011

	Nine months ended September 30,
(amounts in millions of S/.)	2010		2011		Variation

Net sales	S	/. 648.1	S	/. 717.7	10.7%
Cost of sales		(368.9)		(415.3)	12.6

Gross profit		279.3		302.4	8.3
Operating income (expense):
Selling and distribution expenses		(10.4)		(15.0)	44.2
Administrative expenses		(104.9)		(129.6)	23.5
Net gain on sale of land and mining concessions		75.9		—	N/M
Impairment of zinc mining assets		—		(96.1)	N/M
Other operating income, net		13.3		6.2	(53.4)

Total operating income (expense), net		(26.1)		(234.5)	N/M

Operating profit		253.2		67.9	(73.2)
Other income (expense):
Finance income		2.1		2.0	(4.8)
Finance costs		(10.7)		(13.1)	(22.4)
Gain from exchange difference, net		2.3		1.5	(34.8)

Total other expenses, net		(6.4)		(9.7)	(51.6)

Profit before income tax		246.8		58.2	(76.4)
Income tax expense		(74.3)		(18.8)	(74.7)

Profit		172.5		39.4	(77.2)

N/M means not meaningful.

Net sales

The following table sets forth a breakdown of our net sales by segment for the nine months ended September 30, 2010 and 2011.

	Nine months ended September 30,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	510.0	78.7	546.5	76.1
Quicklime	44.1	6.8	34.3	4.8
Construction supplies	80.9	12.5	134.9	18.8
Other(1)	13.1	2.0	2.0	0.3

Total	648.1	100.0	717.7	100.0

(1)
Principally zinc calcine.

Our total net sales increased by 10.7%, or S/.69.6 million, from S/.648.1 million for the nine months ended September 30, 2010 to S/.717.7 million for the nine months ended September 30, 2011. This increase was primarily due to the following:

•
a 7.2%, or S/.36.5 million, increase in the sales of cement, concrete and blocks. The volume of cement sold increased 7.5%, from 1.3 million metric tons for the nine months ended September 30, 2010 to 1.4 million metric tons for the nine months ended September 30, 2011, as a result of increased construction levels; and

•
a 66.7%, or S/.54.0 million, increase in sales of third-party construction supplies, as a result of increased construction levels and an increase in the price of steel rebars we resold;

•
partially offset by a 22.2%, or S/.9.8 million, decrease in the sales of quicklime due to a decline in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production; and

•
a S/.11.1 million decrease in the sales of zinc calcine due to a decrease in volume sold, as we sold off our remaining stock of zinc calcine. We suspended our zinc mining activities in 2008 due to adverse market conditions and redeployed our equipment to produce quicklime.

Cost of sales

The following table sets forth a breakdown of our cost of sales by segment for the nine months ended September 30, 2010 and 2011.

	Nine months ended September 30,
	2010		2011
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	233.0	63.2	252.7	60.8
Quicklime	29.6	8.0	28.2	6.8
Construction supplies	85.5	23.2	130.0	31.3
Other(1)	20.8	5.6	4.5	1.1

Total	368.9	100.0	415.3	100.0

(1)
Principally zinc calcine.

Our total cost of sales increased by 12.6%, or S/.46.4 million, from S/.368.9 million for the nine months ended September 30, 2010 to S/.415.3 million for the nine months ended September 30, 2011, primarily due to the following:

•
a 8.5%, or S/.19.7 million, increase in the cost of sales of cement, concrete and blocks, due primarily to the greater volume of cement sold and, to a lesser extent, costs related to the expansion of our business, as well as cement production and transportation in the nine months ended September 30, 2011 compared to the corresponding period in 2010; and

•
a 52.0%, or S/.44.5 million, increase in the cost of sales of third-party construction supplies, due to the greater volume of construction supplies sold and an increase in the price of steel rebars purchased;

•
partially offset by a 4.7%, or S/.1.4 million, decrease in the cost of sales of quicklime, due to a decrease in the volume of quicklime sold; and

•
a S/.16.3 million decrease in the cost of sales of zinc calcine, as we sold small quantities of zinc calcine during the nine months ended September 30, 2011.

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during the nine months ended September 30, 2011 as compared to the corresponding period in 2010. See "Exchange rates." We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.1.5 million during the nine months ended September 30, 2011 as compared to the corresponding period in 2010.

Gross profit

The following table sets forth a breakdown of our gross profit and gross profit margin by segment for the nine months ended September 30, of 2010 and 2011.

	Nine months ended September 30,
	2010		2011
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	277.0	54.3	293.8	53.8
Quicklime	14.6	33.1	6.1	17.8
Construction supplies	(4.6)	(5.7)	4.9	3.6
Other	(7.7)	(58.8)	(2.5)	(125.0)

Total gross profit	279.3	43.1	302.4	42.1

Total gross profit increased by 8.3%, or S/.23.1 million, from S/.279.3 million for the nine months ended September 30, 2010 to S/.302.4 million for the nine months ended September 30, 2011, mainly as a result of the increased volume of cement sold. Our gross profit margin (i.e., gross profit as a percentage of net sales) for the nine months ended September 30, 2011 was 42.1% compared to 43.1% for the corresponding period in 2010.

Operating income (expenses), net

Our operating expenses primarily reflect administrative and selling and distribution expenses. However, in the nine months ended September 30, 2010, we recorded a net gain of S/.75.9 million derived from the proceeds of the sale of the Raul copper mine concessions and S/.5.3 million in rental income from related lease payments prior to the sale. In addition, during the nine months ended September 30, 2011, we recorded a non-cash impairment of S/.96.1 million with respect to our zinc mining assets due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our expectation of future zinc mining prices.

Our operating expenses increased by S/.208.4 million from S/.26.1 million for the nine months ended September 30, 2010 to S/.234.5 million for the nine months of 2011, primarily due to the non-cash impairment of S/.96.1 million recorded in 2011 with respect to our zinc mining assets, as well as the net gain of S/.75.9 million recorded in 2010 from the sale in March 2010 of our Raul copper mine concessions and a loss of S/.5.3 million in rental income from related lease payments as a result of the termination of the lease in connection with the sale of the concessions.

Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul mine concession and the termination of the related lease, our operating expenses, net increased by S/.31.1 million, primarily due to a S/.24.7 million increase in administrative expenses and a S/.4.6 million increase in selling and distribution expenses in the nine months ended September 30, 2011 compared to the corresponding period in 2010.

Other operating income, net

Our other operating income, net decreased S/.7.1 million, from S/.13.3 million for the nine months ended September 30, 2010 to S/.6.2 million for the nine months ended September 30, 2011, mainly due to the loss of rental income related to the Raul copper mine concessions, since we sold it in March 2010.

Administrative expenses

	Nine months ended September 30,
(in millions of S/.)	2010	2011

Personnel expenses	43.2	59.7
Third-party services	39.1	50.3
Board of directors compensation	12.1	4.2
Depreciation and amortization	5.5	6.6
Taxes	1.7	1.8
Consumption of supplies	1.4	4.4
Donations	1.9	2.6

Total	104.9	129.6

Our administrative expenses increased 23.5%, or S/.24.7 million, from S/.104.9 million for the nine months ended September 30, 2010 to S/.129.6 million for the nine months ended September 30, 2011, principally due to increases in personnel and third-party services. Personnel expenses increased by S/.16.5 million in the nine months ended September 30, 2011, mainly due to a provision related to our long-term cash bonus incentives that we implemented in 2011 as part of our new executive compensation plan and a one-time payment related to the retirement of certain members of our management, partially offset by a decrease in the employee profit sharing. Third-party services, which included security, consulting (including auditing), freight, cleaning and communication services, among others, increased by S/.11.2 million. This increase was partially offset by a decline in compensation to our board of directors in the nine months ended September 30, 2011 due to the gain in the nine months ended September 30, 2010 from the sale of the Raul copper mine concessions, as well as our recent decision to change the compensation for our board of directors. See "Management."

Administrative expenses related to the cement, concrete and blocks segment accounted for approximately 87.1% of total administrative expenses for the nine months ended September 30, 2011 compared to approximately 79.4% for the corresponding period in 2010. Administrative expenses related to the quicklime, construction supplies and other segments accounted for approximately 8.3%, 2.1% and 2.4%, respectively, of total administrative expenses for the nine months ended September 30, 2011 compared to approximately 8.8%, 2.0% and 9.8%, respectively, for the corresponding period in 2010.

Selling and distribution expenses

	Nine months ended September 30,
(in millions of S/.)	2010	2011

Personnel expenses	5.7	6.5
Advertising and promotion expenses	2.0	4.4
Other	2.7	4.1

Total	10.4	15.0

Our total selling and distribution expenses increased 44.2%, or S/.4.6 million, from S/.10.4 million for the nine months ended September 30, 2010 to S/.15.0 million for the nine months ended September 30, 2011. This increase relates primarily to advertising and promotion expenses due to greater promotional sales efforts with respect to our cement, concrete and block products in the nine months ended September 30, 2011 compared to the corresponding period in 2010.

Selling and distribution expenses related to the cement, concrete and blocks segment represented approximately 84.5% of total selling and distribution expenses for the nine months ended September 30, 2011, compared to 81.3% for the corresponding period in 2010. Selling and distribution expenses related quicklime, to the construction supplies and other segments represented approximately 11.4%, 2.7% and 1.4%, respectively, of total selling and distribution expenses for the nine months ended September 30, 2011, compared to 12.0%, 4.0% and 2.7%, respectively, for the corresponding period in 2010. Selling and distribution expenses related to the quicklime and other segment accounted for approximately 2.7% and 1.4%, respectively, of total selling and distribution expenses for the nine months ended September 30, 2011, compared to approximately 4.0% and 2.7%, respectively, for the corresponding period in 2010.

Operating profit

As a result of the foregoing, our operating profit decreased by 73.2%, or S/.185.3 million, from S/.253.2 million for the nine months ended September 30, 2010 to S/.67.9 million for the nine months ended September 30, 2011. Our operating profit margin (i.e., operating profit as a percentage of net sales) for the nine months ended September 30, 2011 was 9.5% compared to 39.1% for the corresponding period in 2010. Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul mine concession and the termination of the related lease, our operating profit decreased by 4.6%, or S/.7.9 million, from S/.171.9 million for the nine months ended September 30, 2010 to S/.164.0 million for the nine months ended September 30, 2011. Our operating profit margin for the nine months ended September 30, 2011 was 22.9% compared to 26.5% for the corresponding period in 2010.

Other income (expenses), net

Our other expenses, net increased by 51.6%, or S/.3.3 million, from S/.6.4 million for the nine months ended September 30, 2010 to S/.9.7 million for the nine months ended September 30, 2011, mainly due to a 22.4%, or S/.2.4 million, increase in finance costs, as a result of an increase in our indebtedness, and a S/.0.8 million decrease in gain from exchange differences, net due to variations in our U.S. dollar denominated cash position and short-term deposits versus loans and borrowings.

Income tax expense

Our income tax expense decreased by 74.7%, or S/.55.5 million, from S/.74.3 million for the nine months ended September 30, 2010 to S/.18.8 million for the nine months ended September 30, 2011, mainly due to tax expenses of approximately S/.22.9 million relating to the net gain from the sale of the Raul copper mine concessions recorded in the nine months ended September 30, 2010, and the deferred income tax benefit related to the impairment with respect to our zinc mining assets of approximately S/.28.8 million. Our effective tax rate for the nine months ended September 30, 2010 and 2011 was 30.1% and 32.2%, respectively.

Profit

As a result of the foregoing, our profit for the nine months ended September 30, 2011 decreased 77.2%, or S/.133.1 million, from S/.172.5 million for the nine months ended September 30, 2010 to S/.39.4 million for the nine months ended September 30, 2011. Excluding the effect of the impairment with respect to our zinc mining assets, and the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our profit decreased by 8.3%, or S/.9.6 million in the nine months ended September 30, 2011 compared to the corresponding period in 2010.

Comparison of year ended December 31, 2009 to year ended December 31, 2010

	Year ended December 31,
(amounts in millions of S/.)	2009		2010		Variation

Net sales	S	/. 756.6	S	/. 898.0	18.7%
Cost of sales		(405.5)		(479.0)	18.1

Gross profit		351.1		419.1	19.4
Operating income (expense):
Selling and distribution expenses		(17.1)		(16.5)	(3.5)
Administrative expenses		(132.9)		(158.7)	19.4
Net gain on sale of land and mining concessions		—		75.9	N/M
Other operating income, net		25.7		16.6	(35.4)

Total operating expense, net		(124.4)		(82.7)	(33.5)
Operating profit		226.7		336.4	48.4
Other income (expense):
Finance income		1.9		3.3	73.7
Finance costs		(18.8)		(15.0)	(20.2)
Gain from exchange difference, net		8.9		2.6	(70.8)

Total other expense, net		(8.1)		(9.2)	13.6
Profit before income tax		218.6		327.2	49.7
Income tax expense		(70.6)		(104.1)	47.5
Profit	S	/. 148.0	S	/. 223.1	50.7%

N/M means not meaningful.

Net sales

The following below sets forth a breakdown by segment of our net sales for 2009 and 2010.

	Year ended December 31,
	2009		2010
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	597.4	79.0	703.8	78.4
Quicklime	60.5	8.0	57.7	6.4
Construction supplies	82.5	10.9	120.6	13.4
Other(1)	16.2	2.1	16.0	1.8

Total	756.6	100.0	898.0	100.0

(1)
Principally zinc calcine.

Our total net sales increased by 18.7%, or S/.141.4 million, from S/.756.6 million in 2009 to S/.898.0 million in 2010. This increase was primarily due to the following:

•
a 17.8%, or S/.106.4 million, increase in sales volume of cement, concrete and blocks. The volume of cement sold increased 20.0%, from 1.5 million metric tons in 2009 to 1.8 million metric tons in 2010 as a result of increased construction levels;

•
a 46.2%, or S/.38.1 million, increase in sales of third-party construction supplies, as a result of increased construction levels and an increase in the price of steel rebars we resell; and

•
a 4.6%, or S/.2.8 million, decrease in the sale of quicklime due to a decline in purchases from the Yanacocha mine, our principal quicklime customer, as a result of their focus on exploration activities due to declining production.

Cost of sales

The following table sets forth a breakdown by segment of our cost of sales for 2009 and 2010.

	Year ended December 31,
	2009		2010
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	264.1	65.2	314.5	65.6
Quicklime	37.7	9.3	36.4	7.6
Construction supplies	80.0	19.7	109.6	22.9
Other(1)	23.7	5.8	18.5	3.9

Total	405.5	100.0	479.0	100.0

(1)
Principally zinc calcine.

Our total cost of sales increased by 18.1%, or S/.73.5 million, from S/.405.5 million in 2009 to S/.479.0 million in 2010, primarily due to the following:

•
a 19.1%, or S/.50.4 million, increase in the cost of sales of cement, concrete and blocks, due primarily to the greater volume of cement sold in 2010;

•
a 37.0%, or S/.29.6 million, increase in the cost of sales of third-party construction supplies, due to the greater volume of construction supplies purchased for resale and an increase in the price of steel rebars purchased; and

•
partially offset by a 21.9%, or S/.5.2 million, decrease in the cost of sales of zinc calcine, as a result of our decision to suspend our zinc ore mining activities in 2008 and redeploy our facilities to produce quicklime. In 2009 and 2010, we continued to produce and sell zinc calcine, although in decreasing quantities, as we used our remaining inventory of zinc ore.

In addition, our cost of sales denominated in U.S. dollars was positively affected by the depreciation of the U.S. dollar versus the nuevo sol during 2010 as compared to 2009. See "Exchange rates." We estimate that, as a result of this depreciation in the U.S. dollar versus the nuevo sol, our cost of sales decreased by approximately S/.3.7 million during 2010 as compared to 2009.

Gross profit

The following table sets forth a breakdown by segment of our gross profit and gross profit margin for 2009 and 2010.

	Year ended December 31,
	2009		2010
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	(in millions of S/.)%		(in millions of S/.)%

Cement, concrete and blocks	333.3	55.8	389.3	55.3
Quicklime	22.8	37.7	21.3	36.9
Construction supplies	2.5	3.1	11.0	9.1
Others	(7.6)	(46.7)	(2.5)	(15.6)

Total gross profit	351.1	46.4	419.1	46.7

Our gross profit increased by 19.4%, or S/.68.0 million, from S/.351.1 million in 2009 to S/.419.1 million in 2010, mainly attributed to the increase in the volume of cement sold. Our gross profit margin (i.e., gross profit as a percentage of net sales) in 2010 was 46.7% compared to 46.4% in 2009.

Operating income (expense), net

Our operating expense, net decreased by 33.5%, or S/.41.7 million, from an expense of S/.124.4 million in 2009 to an expense of S/.82.7 million in 2010, primarily due to a gain in 2010 of S/.75.9 million from the sale in March 2010 of our Raul copper mine concessions, partially offset by a decrease in rental income of S/.8.4 million as a result of the termination of the related lease. Excluding the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our operating expenses, net increased by 18.7%, or S/.25.8 million.

Other operating income, net

Our other operating income, net decreased 35.4%, or S/.9.1 million, from S/.25.7 million in 2009 to S/.16.6 million in 2010, mainly due to the loss of income from the termination of the Raul copper mine concessions lease payments and a gain in 2009 derived from the return of approximately S/.3.2 million in capital from Zemex LLC in connection with the winding up of Zemex LLC's operations.

Administrative expenses

	Year ended December 31,
(in millions of S/.)	2009	2010

Personnel expenses	61.3	73.4
Third-party services	48.4	53.0
Board of directors compensation	7.6	15.2
Depreciation and amortization	5.4	6.6
Taxes	3.5	4.0
Consumption of supplies	3.8	3.8
Donations	2.9	2.7

Total	132.9	158.7

Our administrative expenses increased 19.4%, or S/.25.8 million, from S/.132.9 million in 2009 to S/.158.7 million in 2010 primarily due to a 19.7% increase in personnel expenses from S/.61.3 million in 2009 to S/.73.4 million in 2010, as a result of the increase in our taxable profit in 2010 since a portion of these expenses, workers' profit sharing, is calculated as a percentage of our taxable net income and in part in response to inflation. Board of directors' compensation increased by S/.7.6 million in 2010, primarily as a result of a gain from the sale of the Raul copper mine concessions in 2010 that resulted in higher compensation payable to the members of our board of directors. Third-party services, which included security, consulting (including auditing), freight, cleaning and communication services, among others, increased by S/.4.6 million.

Administrative expenses related to the cement, concrete and blocks segment and the other segment accounted for approximately 82.0% and 7.0%, respectively, of total administrative expenses in 2010 compared to approximately 85.0% and 4.0%, respectively, in 2009.

Administrative expenses related to the quicklime and construction supplies segment remained stable in 2010 compared to 2009 at 9.0% and 2.0%, respectively, of total administrative expenses.

Selling and distribution expenses

	Year ended December 31,
(in millions of S/.)	2009	2010

Personnel expenses	6.7	8.3
Advertising and promotion	5.0	5.2
Third-party services	0.6	0.8
Transportation	1.5	0.5
Provision for impairment of receivables	0.1	—
Other	3.2	1.7

Total	17.1	16.5

Our total selling and distribution expenses decreased 3.5%, or S/.0.6 million, from S/.17.1 million in 2009 to S/.16.5 million in 2010, primarily due to decreases in transportation costs and other expenses principally related to the decrease in our sales of zinc calcine, partially offset by an increase in personnel expenses due to the increase in our results of operations in 2010 since a portion of these expenses, workers' profit sharing, is calculated as a percentage of our taxable net income.

Selling and distribution expenses related to the cement, concrete and blocks segment accounted for approximately 83% of total selling and distribution expenses in 2010 compared to approximately 84.0% in 2009. Selling and distribution expenses related to the quicklime, construction supplies and other segment accounted for approximately 4.0%, 11.0% and 2.0%, respectively, of total selling and distribution expenses in 2010 compared to approximately 5.0%, 10.0% and 1.0%, respectively, in 2009.

Operating profit

As a result of the foregoing, our operating profit increased by 48.4%, or S/.109.7 million, from S/.226.7 million in 2009 to S/.336.4 million in 2010. Our operating profit margin (i.e., operating profit as a percentage of sales) in 2010 was 37.5% compared to 30.0% in 2009. Excluding the effect of the sale of the Raul copper mine concessions and the termination of the related lease, our operating profit increased by 19.8%, or S/.42.2 million from S/.213.0 million in 2009 to S/.255.2 million in 2010, and our operating profit margin was 28.4% in 2010 compared to 28.2% in 2009.

Other income (expenses), net

Our other expenses, net increased by 13.6%, or S/.1.1 million, from an expense of S/.8.1 million in 2009 to an expense of S/.9.2 million in 2010, mainly due to a S/.6.3 million loss from net exchange differences, partially offset by a S/.5.2 million decrease in finance expenses, net from S/.16.9 million in 2009 to S/.11.7 million in 2010. Our finance costs decreased by 20.2%, or S/.3.8 million, from a cost of S/.18.8 million in 2009 to a cost of S/.15.0 million in 2010 mainly due to lower interest rates and a lower average principal debt balance in 2010. Our gain from exchange differences decreased 70.8%, or S/.6.3 million, from a gain of S/.8.9 million in 2009 to a gain of S/.2.6 million in 2010, mostly due to a decrease in our U.S. dollar denominated cash position and short-term deposits versus loans and borrowings and the appreciation in 2010 of the nuevo sol relative to the U.S. dollar.

Income tax expenses

Our income tax expenses increased by 47.5%, or S/.33.5 million, from S/.70.6 million in 2009 to S/.104.1 million in 2010. Our effective tax rate in 2009 and 2010 was 32.3% and 31.8%, respectively. In 2010, we recognized tax expenses of approximately S/.22.9 million relating to a net gain from the sale of the Raul copper mine concessions.

Profit

As a result of the foregoing, our profit increased 50.7%, or S/.75.1 million, from S/.148.0 million in 2009 to S/.223.1 million in 2010. Excluding the effect of the sale of the Raul mine concession and the termination of the related lease, our profit increased by 24.3%, or S/.32.6 million.

Liquidity and capital resources

Our main cash requirements are our operating expenses, capital expenditures relating to the maintenance and expansion of our facilities, the servicing of our debt, the payment of dividends and payment of taxes. Our primary sources of cash have been cash flow from operating activities, and, to a lesser extent, loans and other financings. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

Capital expenditures

Our current plans for our cement business contemplate capital expenditures in 2012 of approximately US$35 million for the expansion of our cement production capacity at our Pacasmayo and Rioja facilities, the pre-feasibility and engineering studies for a new cement plant in Piura, and maintenance. We expect the expansion of our Pacasmayo facility to be completed in the first quarter of 2012 and the Rioja facility by mid-2012. We expect to spend over the next five years approximately US$10 million per year on recurring capital expenditures necessary to maintain our plants and equipment. We expect that our capital expenditures relating to our cement business can be met from our operating cash flow and cash on hand after this offering. We may also enter into loan agreements to finance part of these expenditures, if financing is available on attractive terms, particularly from equipment suppliers.

In addition to our cement business, we expect to have substantial capital expenditure requirements to develop our phosphate and brine projects, if the feasibility and other studies conclude that developing these projects will be legally and economically feasible. We currently estimate the total cost of developing these projects in the range of US$350 and US$400 million for the phosphate project and in the range of US$250 and US$300 million for the brine project. These estimates, however, are based on limited preliminary work and are subject to change. We have not developed a specific timetable for the development of these projects.

We expect to finance these projects with a combination of the net proceeds from this offering, new borrowings and financial contributions from us and our minority partners. In our phosphate project, we recently sold a minority equity interest in Fosfatos for an aggregate purchase price of approximately US$46.1 million. In our brine project, we have entered into a strategic partnership with Quimpac, under which we have committed to invest a total of

US$100 million and Quimpac is obligated to invest approximately US$14.2 million as a minority partner over the time of the agreement in order to maintain its current equity interest. Our phosphate and brine projects are not part of our core cement business, and, accordingly, we expect to evaluate strategic options as we continue to develop our projects.

The table below provides our total capital expenditures incurred in 2009 and 2010 and for the nine months ended September 30, 2011.

	Year ended December 31,		Nine months ended September 30, 2011
(in millions of S/.)	2009	2010

Mill no. 7	50.2	34.5	—
Corianta calcination plant(1)	6.7	9.3	3.6
Construction of diatomite brick plant	—	18.5	29.1
Expansion of Rioja cement plant	—	—	26.5
Expansion of Pacasmayo cement plant	—	—	8.9
Phosphate project	12.7	10.5	4.3
Brine project	—	1.5	4.7
Other investing activities(2)	56.6	70.7	107.5

Total	126.2	145.0	184.6

(1)
Capital expenditures relate to the conversion of our Waelz rotary kiln to produce zinc and quicklime interchangeably.

(2)
Includes overhauls of transmission, cooler system, storage silo, heavy machinery and others.

Cash flows

The table below sets forth certain components of our cash flows for the years ended December 31, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011.

	Year ended December 31,		Nine months ended September 30,
(in millions of S/.)	2009	2010	2010	2011

Net cash provided by operating activities	165.1	180.2	151.2	97.0
Net cash provided by (used in) investing activities	(75.4)	(20.0)	23.5	(178.5)
Net cash provided by (used in) financing activities	0.6	(115.5)	(155.7)	(31.8)

Increase (decrease) in cash	90.3	44.7	19.0	(113.3)

Cash flow from operating activities

Net cash flow from operating activities in the nine months ended September 30, 2011 was substantially lower than in the nine months ended September 30, 2010. This reflects changes in working capital in the nine months ended September 30, 2011, as inventories increased and accounts payables decreased. Inventories increased due to increased purchases of raw materials as a result of higher sales volume. Accounts payables decreased as a result of the timing of our payments.

Net cash flow from operating activities in 2010 was higher than in 2009, primarily because of higher pretax profit, even after adjustment for the gain on the sale of the Raul copper mine concessions.

Cash flow from investing activities

Net cash flow provided by investing activities was S/.23.5 million in the nine months ended September 30, 2010, which primarily related to the proceeds received from the sale of the Raul mining concession, partially offset by the purchase of property, plant and equipment, including expenditures in our zinc calcine equipment and mill no. 7. Net cash flow used in the nine months ended September 30, 2011 was S/.178.5 million, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the final construction stages of the diatomite brick plant, construction work relating to the expansion of our Rioja plant and other investing activities.

Net cash flow used in investing activities was S/.75.4 million in 2009, which primarily related to the purchase of property, plant and equipment, including capital expenditures relating to maintenance of our cement facilities and our phosphate and brine projects. Net cash flow used in 2010 was S/.20 million, which is primarily related to the purchase of property, plant and equipment, including capital expenditures relating to the construction of the diatomite brick plant, the conversion of the Waelz rotary kiln at our Corianta calcination plant to produce zinc and quicklime interchangeably and our phosphate project, partially offset by proceeds received from the sale of the Raul mining concession.

Cash flow from financing activities

Net cash flow used in financing activities in the nine months ended September 30, 2010 was S/.155.7 million, primarily as a result of payments on debt service and dividend payments. Net cash flow used in financing activities in the nine months ended September 30, 2011 was S/.31.8 million, primarily as a result of payments on debt service and dividend payments, partially offset by proceeds received from short-term credit loans with Banco de Crédito del Perú and BBVA Banco Continental.

Net cash flow provided by financing activities in 2009 was S/.0.6 million, primarily as a result of debt repayments and dividend payments, offset by borrowings under our loan with BBVA Banco Continental. Net cash flow used in financing activities in 2010 was S/.115.5 million, primarily as a result of lower balance of debt outstanding borrowings and higher dividend payments that year.

Indebtedness

As of September 30, 2011, we had total outstanding indebtedness of S/.331.4 million (US$119.5 million) as set forth in the table below.

(in millions of S/.)	As of September 30, 2011	Interest rate	Maturity date

BBVA Banco Continental secured loan	S/.142.0	6.20%	May 2014
BBVA Banco Continental unsecured loan(1)	28.0	6.00%	December 2011
Banco de Crédito del Perú financing lease	58.1	5.19%	March 2013
Banco de Crédito del Perú financing lease	14.0	7.17%	March 2016
Banco de Crédito del Perú mid-term loan	42.0	6.20%	March 2013
Banco de Crédito del Perú short-term loan(2)	3.0	2.56%	November 2011
Banco de Crédito del Perú short-term loan(3)	4.7	2.87%	December 2011
Banco de Crédito del Perú short-term loan	12.6	2.61%	March 2012
BBVA Banco Continental mid-term loan(4)	27.0	6.41%	October 2011

Total(5)	S/.331.4

(1)
In December 2011 we extended the term of this loan until June 2012.
(2)
Fully repaid in November 2011.
(3)
Fully repaid in December 2011.
(4)
In December 2011 we extended the term of this loan until December 2013 and increased the outstanding balance by an additional S/.14.0 million.
(5)
We recently entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million). We are negotiating with a Peruvian bank to obtain a secured loan for an amount of US$75 million, which we expect to close during the first quarter of 2012.

BBVA Banco Continental secured loan.    We have a secured loan with BBVA Banco Continental with an outstanding amount of S/.142.0 million (US$51.2 million) accruing interest at an annual rate of 6.20% and maturing in May 2014. The loan is secured by a collateral trust to which we contributed substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. The loan contains certain restrictive covenants, including our ability to make a capital decrease or pay dividends if we default on the loan. We must also maintain the following financial covenants during the term of the loan:

•
our liquidity ratio (current assets divided by current liabilities) must be greater than 1.0x;

•
our leverage ratio (debt divided by EBITDA) must be lower than 3.5x; and

•
our interest coverage ratio (EBITDA divided by debt service requirements) must be greater than 1.5x.

As of September 30, 2011, the Company was in compliance with these financial covenants.

BBVA Banco Continental unsecured loan.    We have an unsecured short-term working capital loan with BBVA Banco Continental with an outstanding amount of S/.28.0 million (US$10.1 million) accruing interest at an annual rate of 6.00% and maturing in June 2012.

Banco de Crédito del Perú financing leases.    In March 2011, we entered into two secured financing lease agreements with Banco de Crédito del Perú to finance the installation of our cement mill No. 7 in our Pacasmayo facility. Both financing leases are secured by the mill. As of September 30, 2011, the carrying value held was US$21.0 million under one financing lease and

S/.14.0 million under the other financing lease. The U.S. dollar financing lease accrues interest at an annual rate of 5.19% and matures in March 2013, and the nuevos soles financing lease accrues interest at an annual rate of 7.17% and matures in March 2016. In addition to the covenants contained in our BBVA Banco Continental loan, we must also maintain a ratio of total liability net of deferred taxes to equity lower than 1.0x. As of September 30, 2011, we were in compliance with these financial covenants.

Banco de Crédito del Perú mid-term loan.    We have an unsecured mid-term loan with Banco de Crédito del Perú with an outstanding amount of S/.42.0 million that accrues interest at an annual rate of 6.20% and matures in March 2013.

BBVA Banco Continental mid-term loan.    We have a mid-term loan with BBVA Banco Continental with an outstanding balance of S/.41.0 million that accrues interest at an annual rate of 6.41% and matures in December 2013.

Banco de Crédito del Perú short-term loan.    We have an unsecured short-term loan with Banco de Crédito del Perú with an outstanding amount of S/.12.6 million that accrues interest at an annual rate of 2.61% and matures in March 2012.

BBVA Banco Continental secured loan.    We recently entered into a secured loan with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million) accruing interest at an annual rate of 6.37% for the first year, 6.64% for the second year and 7.01% for the following years, and maturing in December 2018. The loan is secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. In addition, the loan contains the following financial covenants during the term of the loan:

•
a liquidity ratio (current assets divided by current liabilities) greater than 1.0x;

•
a leverage ratio (net debt divided by EBITDA) no lower than 3.0x; and

•
an interest coverage ratio (EBITDA divided by debt service requirements) greater than 1.2x.

Expected future secured loan.    We are negotiating a secured loan with a major Peruvian Bank for an amount of up to US$75 million, which we expect will close in the first quarter of 2012. We expect the loan to be for a term of ten years and secured by our current collateral trust, which holds substantially all of our assets at our Pacasmayo facility and our Acumulación Tembladera quarry. In addition, we expect the loan to contain the following financial covenants during the term of the loan:

•
a liquidity ratio (current assets divided by current liabilities) greater than 1.0x;

•
a leverage ratio (net debt divided by EBITDA) no lower than 3.0x; and

•
an interest coverage ratio (EBITDA divided by debt service requirements) greater than 1.5x.

However, the bank is not legally committed to provide us with this loan, and, as a result, we cannot assure you that we will be able to obtain the loan on these terms or at all.

Derivative financial instruments

As of September 30, 2011, we were not party to any derivative financial instruments. We do not currently hedge against fluctuations in interest rates, foreign currency exchange rates or commodity prices.

Off-balance sheet arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our results of operations, financial condition or liquidity.

Contractual obligations

The following table sets forth our contractual obligations with definitive payment terms as of September 30, 2011.

	Payments due by period
(in millions of S/.)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Indebtedness(1)	153.6	172.7	5.1	-	331.4
Future interest payments	12.4	10.3	0.3	-	23.0
Brine project(2)	-	277.3	-	-	277.3
Purchase obligations(3)	35.4	25.8	-	-	61.2

Total	201.4	486.1	5.4	-	692.9

(1)
Does not include (i) the repayment of two Banco de Crédito short-term loans in an aggregate amount of S/.7.7 million, (ii) the increase in the outstanding balance by an additional S/.14.0 million of the BBVA Banco Continental mid-term loan, or (iii) the secured loan we recently entered into with BBVA Banco Continental in the amount of S/.202.2 million (US$75 million). In addition, we are in the process of negotiating with a Peruvian bank to obtain a secured loan for an amount of US$75 million, which we expect to close during the first quarter of 2012. See "—Indebtedness."

(2)
Relates to our contractual commitment, in connection with the formation of Salmueras with Quimpac, to invest US$100.0 million to develop our brine project. The exact timing of our investment requirement is undetermined and will depend on pending pre-feasibility studies and other conditions.

(3)
Includes commitments of (i) S/.10.4 million in 2011 related to equipment purchases and other services in connection with the installation and maintenance of our diatomite brick plant, (ii) S/.18.9 million in 2011 and S/.25.8 million in 2012 related to our cement production capacity expansion and (iii) S/.6.1 million in 2011 related to the construction of vertical kilns at our Pacasmayo facility. Excludes our obligations related to our long-term electricity supply agreements because they are determined by a formula that takes into consideration our consumption of electricity and other market variables. In connection with our long-term electricity supply agreements, we have made payments in the aggregate of S/.40.7 million in 2010 and S/.28.9 million in the nine months ended September 30, 2011.

In addition, we have various mining fees and royalties payable to the government and third parties in connection with our concessions and surface land use.

Quantitative and qualitative disclosures about market risk

For a description of our market risks, see note 29 to our annual audited consolidated financial statements included in this prospectus.

Industry and regulatory matters

Overview of the Peruvian economy

The information included in this subsection "Overview of the Peruvian economy" has been extracted from the pre-effective amendment No. 1 to the Registration Statement under Schedule B of the Securities Act filed by the Republic of Peru with the SEC on July 26, 2011.

From 2006 to 2010, Peru experienced a period of general economic expansion. The economy expanded by 7.7% in 2006, 8.9% in 2007, 9.8% in 2008, 0.9% in 2009 and 8.8% in 2010.

The following presents Peru's key economic data during 2010:

Public debt and balance

•
public sector external debt totaled US$19.9 billion, or 12.9% of GDP;

•
public sector domestic debt totaled US$16.8 billion, or 10.9% of GDP;

•
the overall balance of the non-financial public sector registered a deficit of US$0.9 billion, or 0.6% of GDP, compared to a deficit of US$2.6 billion, or 1.9% of GDP for 2009.

Current accounts and exports

•
the current account registered a deficit of 1.5% of GDP;

•
exports increased 31.9%, from US$27.0 billion to US$35.6 billion, compared to a decrease of 13.1% during 2009.

Inflation

•
inflation increased by 2.1%, compared to 0.2% for 2009;

•
the net international reserves of the Central Bank of Peru increased to US$44.1 billion compared to US$31.1 billion as of December 31, 2009.

Foreign direct investment

•
foreign direct investment was US$7.1 billion compared to US$5.2 billion during 2009.

Gross domestic product and structure of the Peruvian economy

In the five-year period ended December 31, 2010, Peru's economy grew at a CAGR of 7.2% in real terms. The rate of growth was more pronounced from 2007 to 2008, when GDP grew on average 9.4% in real terms, and specifically in 2008, when GDP grew 9.8% compared to 2007. The economic expansion during this period was based on strong private investment, price stability, the improvement in public finances and lower external public debt. Since 2006, domestic demand (total gross investment and public and private consumption) has been Peru's principal source of growth, with an 11.5% average increase in real terms between 2006 and 2008. In 2009, Peru's economy expanded 0.9% in real terms based on GDP growth. Domestic demand, however, decreased 2.8% in 2009 compared to 2008 despite the growth in public investment and private and government consumption. In 2010, Peru's GDP grew 8.8% in real terms, compared to 2009.

In the five year period ended December 31, 2010, private consumption experienced an annual average increase of 6.4% in real terms, with an average annual increase of 7.8% during the period from 2006 to 2008 and 2.4% in 2009. As of 2008, gross private investment has been increasing gradually, at a 23.1% annual average growth in real terms. In 2009, private consumption decreased 15.1% and increased 22.1% in 2010.

In 2009, private consumption was US$83.2 billion, a growth of 2.4% in real terms, as a result of a slower increase in average national income. Private investment decreased 15.1%, though a considerable number of projects were undertaken, primarily in the mining, hydrocarbons, electricity, transportation, telecommunications and manufacturing sectors. Total gross investment decreased 20.6%, even though public investment by the central government, local governments and government-owned companies increased compared to 2008.

In 2010, private consumption was US$95.3 billion, a growth of 6.0% in real terms, as a result of a slower increase in national income. Private investment increased 22.1%, through a considerable number of projects, primarily in the mining, hydrocarbons, electricity, transportation, telecommunications and manufacturing sectors. Total gross investment increased 34.8%, public and private investment increased 26.5% and 22.1%, respectively, compared to 2009.

Gross domestic product by expenditure

	Year ended December 31,
(in nominal US$)	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)

Government consumption	8,819	9,682	11,352	13,194	15,704
Private consumption	57,051	66,038	81,275	83,177	95,253
Gross investment:
Public sector	2,634	3,365	5,317	6,790	9,195
Private sector	15,141	19,511	27,375	22,397	29,507
Change in inventories	751	1,675	1,481	(2,831)	(242)
Total gross investment	18,526	24,552	34,173	26,356	38,460
Exports of goods and services	26,398	31,265	34,725	30,608	39,537
Imports of goods and services	18,355	24,094	34,409	25,965	35,035
Net exports	8,043	7,171	316	4,643	4,502
GDP	92,439	107,443	127,115	127,370	153,919

(1)
Preliminary data

Source: Central Bank of Peru

Domestic investment as a percentage of GDP increased from 20.0% in 2006 to 25.0% in 2010, reflecting an increase in private and public investment (except for private investment in 2009 which decreased to US$22.4 billion, compared to US$27.4 billion in 2008). Domestic investments flowed mainly into mining projects, the Camisea gas project, the construction of new plants and ongoing expansions in the cement, food, electricity and hotel industries. This increase was due to a response to domestic demand, which increased driven by economic growth. Domestic investment, however, decreased by 6.2% in 2009, from 26.9% to 20.7% of GDP, as a result of the decrease in private investment.

The standard of living of the Peruvian population improved consistently from 2006 to 2010. Per capita GDP rose from US$3,284 in 2006 to US$5,225 in 2010 due to increased commercial activity and an increase in job creation, reflected in the growth of exports, and continued increases in domestic demand. During 2010, per capita GDP decreased 0.9% due primarily to the slowdown in the economy caused by the international financial crisis.

Principal sectors of the Peruvian economy

The principal economic sectors in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons. The following table sets forth key data for Peru's major economic sectors:

Gross domestic product by sector

	Year ended December 31,
(as % of real GDP)	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)

Primary production:
Agriculture and livestock(2)	8.3	7.9	7.7	7.8	7.5
Fishing	0.5	0.5	0.5	0.4	0.3
Mining and hydrocarbons(3)	6.2	5.8	5.7	5.7	5.2

Total primary production	15.0	14.2	13.9	14.0	13.0
Secondary production:
Manufacturing	15.4	15.6	15.5	14.3	15.0
Construction	5.2	5.6	5.9	6.2	6.7
Electricity and water	2.1	2.1	2.0	2.0	2.0

Total secondary production	22.6	23.3	23.4	22.6	23.7
Services:
Wholesale and retail trade	14.0	14.5	14.6	15.0	15.0
Other services(4)	48.2	47.8	47.9	47.6	48.3
Total services	62.3	62.3	62.5	62.7	63.3

Total GDP	100.0	100.0	100.0	100.0	100.0

(1)
Preliminary data

(2)
Includes forestry

(3)
Includes non-metallic mining

(4)
Includes taxes on products and import duties

Source: Central Bank of Peru

	Year ended December 31,
(% change over prior year)	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)

Primary production:
Agriculture and livestock(2)	8.4	3.2	7.2	2.3	4.3
Fishing	2.4	6.9	6.3	(7.9)	(16.6)
Mining and hydrocarbons	1.4	2.7	7.6	0.6	(0.8)
Total primary production	5.2	3.2	7.4	1.2	1.5
Secondary production:
Manufacturing	7.5	11.1	9.1	(7.2)	13.6
Construction	14.8	16.6	16.5	6.1	17.4
Electricity and water	6.9	8.4	7.8	1.2	7.7

Total secondary production	9.0	12.1	10.7	(3.1)	14.1
Services:
Wholesale and retail trade	11.7	9.7	13.0	0.4	9.7
Other services	6.8	9.0	9.1	3.1	8.1
Total services	7.9	9.1	10.0	2.3	8.5

Total GDP	7.7	8.9	9.8	0.9	8.8

(1)
Preliminary data
(2)
Includes forestry
(3)
Includes non-metallic mining
(4)
Includes taxes on products and import duties

Source: Central Bank of Peru

In 2009, GDP grew by 0.9%, compared to 9.8% in 2008. The sectors that experienced the most significant growth in 2009 were construction, other services and agriculture and livestock. The 6.1% rate of growth in the construction sector during 2009, resulted primarily from increased domestic consumption of cement and increased investment in infrastructure. The 3.1% expansion in other services (including taxes on products and import duties) during 2009 was due to an increase in government services and financial and insurance services. The 2.3% expansion in the agriculture and livestock sector during 2009 resulted primarily from increased production of poultry, cattle and sheep and, to a lesser extent, an increase in the production of eggs, an expansion of harvest areas for primary goods, attractive prices for primary goods, and favorable climate conditions that provided adequate levels of water reserves in Peru's main reservoirs. Mining and fuel grew by 0.6% due to a decrease in metals mining, which was offset by an increased rate of growth in hydrocarbon production.

In 2010, GDP grew 8.8%, compared to 2009, due to increased activity in the non-primary sectors, principally non-primary manufacture, construction and commerce. The sectors that experienced the greatest growth were agriculture and livestock, hydrocarbons, construction, utilities and other services. The expansion of 24.0% in the hydrocarbon sector was due to oil extraction, and especially due to the increase in the extraction of natural gas. The expansion in the utilities sector was due to increased production in the electric power sector. Livestock and agriculture sectors grew to a lesser extent, driven primarily by increased activity in poultry and cattle. Finally, the commerce sector grew as a result of the increase in the commerce of motor vehicles, construction and hardware materials.

Construction sector in Peru

The construction sector grew 14.8% in 2006, 16.6% in 2007, 16.5% in 2008, and 6.1% in 2009. In 2009, 6.2% of Peru's GDP was attributed to the construction sector. The growth in construction during the recent years has been associated with increases in private investment and the housing, mining and manufacturing sectors, as well as public work projects, such as road construction, infrastructure renovation and government housing sponsored programs: Mivivienda and Techo Propio.

During 2010, the construction sector grew 17.4% compared to 2009, mainly due to continued public and private investment in housing projects, commercial malls and offices, as well as private and public infrastructure developments.

Cement market

Global cement market

According to the April 2011 report published by the European Cement Association ("CEMBUREAU"), following the recent global economic crisis, 2010 was a year of recovery for the majority of the world's developing economies. World output of cement was estimated to have expanded by 3.9% in 2010, according to the World Bank's Global Economic Prospect report (January 2011), led by strong domestic demand in developing countries. By contrast, the recovery of many developed countries continued to be constrained by the restructuring of the banking sector, high consumer debt and a re-sizing of economic sectors that had grown unsustainably large in the years leading up to the crisis.

The following tables set forth selected information regarding the evolution of global cement production and consumption, and per capita cement consumption, for the years indicated:

Global cement production

Production (in millions of tons)	2006	2007	2008	2009	2010	'06-'10 CAGR

World	2,618.9	2,799.1	2,863.9	3,048.5	3,344.4	6.3%
USA	97.7	92.6	84.0	60.4	64.9	(9.7%)
European Union	270.6	276.3	257.9	206.0	195.9	(7.8%)
Japan	73.2	71.2	68.0	60.0	54.0	(7.3%)
China	1,240.0	1,360.0	1,400.0	1,646.0	1,868.0	10.8%
Latin America	121.2	129.5	133.0	129.6	141.8	4.0%
Brazil	41.9	46.6	51.3	51.7	58.4	8.7%
Mexico	38.0	38.6	37.1	35.8	37.9	(0.1%)
Argentina	8.9	9.6	9.7	9.4	10.4	4.0%
Colombia	10.0	11.1	10.5	9.1	10.2	0.6%
Peru	5.8	6.2	6.9	7.2	8.5	10.0%
Venezuela	8.3	8.5	8.5	7.5	6.8	(4.7%)
Ecuador	4.2	4.4	4.4	5.0	5.6	7.6%
Chile	4.1	4.4	4.6	3.9	4.0	(0.9%)

Source: International Cement Review (2011)

Global cement consumption

Consumption (in millions of tons)	2006	2007	2008	2009	2010	'06-'10 CAGR

World	2,568.2	2,762.9	2,829.6	2,998.4	3,294.0	6.4%
USA	122.0	110.6	93.5	68.9	68.6	(13.4%)
European Union	263.5	269.1	249.3	208.7	186.1	(8.3%)
Japan	58.6	55.9	51.0	44.0	40.0	(9.1%)
China	1,200.0	1,320.0	1,372.0	1,600.0	1,851.0	11.4%
Latin America	114.2	122.9	130.8	128.7	141.4	5.5%
Brazil	40.7	45.1	51.6	51.9	60.0	10.2%
Mexico	35.9	36.6	35.1	34.6	36.8	0.6%
Argentina	8.9	9.6	9.8	9.2	10.2	3.5%
Colombia	8.0	9.1	9.0	8.4	9.0	3.0%
Peru	5.1	5.9	7.0	7.3	8.5	13.3%
Venezuela	7.2	7.4	8.6	7.9	7.1	(0.4%)
Ecuador	4.1	4.4	5.0	5.3	5.6	7.8%
Chile	4.3	4.7	4.8	4.2	4.3	0.3%

Source: International Cement Review (2011)

The following graph shows Peru's cement consumption per capita in 2010 relative to GDP per capita and compared against other Latin American countries and certain other developed countries.

Cement consumption per capita(1)

(1)
Source: World Bank, for GDP and population; International Cement Review, for cement consumption.

(2)
Latin America includes Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela.

The Peruvian cement market

Peru's cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima's metropolitan area, and the southern region. The table below sets forth selected data with respect to each region in Peru and the corresponding cement manufacturers. Market share data is based on metric tons of cement delivered during the last twelve months ended September 30, 2011.

Geographic breakdown

Shipments by plant and market share

Source: ASOCEM, INEI, ADUANET (SUNAT).

The table below sets forth production by type of cement produced by each manufacturer in Peru:

	Portland Cement						Other Portland Cements
Business	I		II		V		IP		I(PM)	MS		I Co

Cemento Andino	X	(1)	X	(1)	X	(1)			X
Cementos Lima	X		X	(1)	X	(1)	X
Pacasmayo plant	X		X	(2)	X		X	(3)		X	(2)	X
Rioja plant	X	(1)	X	(1),(4)	X	(1),(4)	X					X
Cementos Sur	X		X	(2)	X	(2)	X		X
Yura	X		X	(2)	X	(2)	X		X

Source: ASOCEM

(1)
Low alkaline content.

(2)
Our Portland cement II is the same as our MS cement.

(3)
We used to offer this type of cement through Selva; it is no longer available.

(4)
Manufactured upon request.

The following table sets forth cement sales by region for the years indicated:

(in thousands of metric tons except %)		2005		2006		2007		2008		2009		2010

Northern region	846.6	19.5%	1,018.1	20.2%	1,255.5	21.3%	1,382.2	20.5%	1,460.5	20.6%	1,691.6	20.6%
Central region	2,663.7	61.2%	3,003.9	59.6%	3,447.6	58.7%	4,082.6	60.6%	4,189.6	59.1%	4,762.1	57.9%
Southern region	839.8	19.3%	1,017.9	20.2%	1,174.9	20.0%	1,275.8	18.9%	1,443.5	20.3%	1,764.5	21.5%

Total	4,350.1	100.0%	5,039.9	100.0%	5,878.0	100.0%	6,740.6	100.0%	7,093.6	100.0%	8,218.2	100.0%

Source: INEI

The following table sets forth per capita cement consumption by region for the years indicated:

(kilograms per capita)	2005	2006	2007	2008	2009	2010

Northern region	105.9	127.4	157.1	173.0	182.8	211.7
Central region	186.9	210.8	241.9	286.4	294.0	334.1
Southern region	162.5	196.9	227.3	246.8	279.3	341.4
National average	158.7	183.9	214.4	245.9	258.8	299.8

Source: INEI

Although a large part of housing construction is mainly concentrated in the Lima metropolitan area, located in the central region of Peru, the housing market in the provinces of Peru, including the northern region, has grown significantly in recent years. Despite this trend, Peru continues to have significant shortages in housing, with an estimated deficit of two million homes nationwide, according to Fondo MiVivienda. In addition, it is estimated that approximately 200,000 families have the ability to purchase homes, particularly in the northern and southern regions, according to the Peruvian Chamber of Construction. Economic growth, particularly in the mining and agribusiness sectors, rising employment levels and the implementation of real estate projects, have resulted in the creation of higher paying jobs, which have ultimately resulted in the expansion of the housing market.

Although Peru has improved by 22 places, from 110th in 2008 to 88th in 2011, on the Global Competitiveness Index prepared by the World Economic Forum which measures the quality of infrastructure, it continues to have a significant deficit in infrastructure. In recent years, significant efforts have been made to channel investments into the infrastructure sector through a series of initiatives that range from the creation of financial instruments (such as the infrastructure investment and trust funds) to regulatory changes.

Distribution and logistics

Peru's cement market is divided into three regions circumscribed primarily by the location of established production facilities. Our facilities are located in the northern region of Peru, Cementos Lima controls the central region, and Yura the southern region. Cement is mainly sold in bags of 42.5 kilograms (approximately 94 pounds). However, cement can also be sold in bulk according to customer requirements.

The transportation and storage of cement requires specialized equipment. A favorable location of the production facilities not only reduces the time required to transport cement products to distributors and third-party merchants but also diminishes the costs of necessary equipment and resources. The location of a cement plant relative to its distribution network provides operational efficiencies and advantages that translate into stronger market share.

Cement can be stored in silos for up to 12 months if the silo is completely humidity proof. The typical vehicles used for the transport of cement are adapted to maintain the necessary environment during shipment. The proximity of production plants and storage centers to distribution centers, third-party vendors and retail outlets, creates a more efficient supply chain and minimizes the time and resources required to transport products from the production line to the construction site. The streamlined nature of this process ensures that cement products in the northern region of Peru, for example, reach customers within approximately one week of production. A cement company's success is inherently linked to the sophistication of its distribution network and its emphasis on quality assurance throughout the supply chain.

Competitive dynamics

The Peruvian cement market is comprised basically of three groups, which own seven cement producing companies:

•
Cementos Pacasmayo and Cementos Selva, which principally serve the northern region.

•
Cementos Lima and Cemento Andino, which principally serve the central region.

•
Cementos Yura and Cementos Sur, which primarily serve in the southern region.

The level of competitiveness of cement companies generally depends on their cost structure, which is a function of the cost of energy, fuel, costs of raw materials and transportation. Cement companies in Peru generally compete within the limits of their distribution market, which is determined principally by their geographic locations.

The following are the main characteristics of the cement sector in Peru:

•
highly fragmented consumer base;

•
low cost of energy and raw materials;

•
operations and distribution primarily determined by geographic location; and

•
high correlation to auto-construcción and public and private investments.

Phosphate and Brine

Phosphate

Phosphate rock is used to manufacture wet process phosphoric acid and superphosphoric acid. Most of the phosphoric acid is used as a component of granular and liquid ammonium phosphate fertilizers and animal feed supplements. In addition, phosphate is used in human food products, detergents and other industrial applications. Because phosphate derivatives are mainly used in the production of fertilizers, its price is linked to certain commodities, such as corn, soybean and wheat.

According to the United States Geological Survey, world total reserves of phosphate rock are estimated approximately 65 million tons, with Morocco and the Western Sahara accounting for more than 75% of the total global reserves. While nearly 30 countries produce phosphate products, China, the United States and Morocco are the largest producers, accounting for two-thirds of world production. The world's top producing companies include Office Cherifien de Phosphate of Morocco, Mosaic Co. of the United States, FosAgro of Russia and Yuntianhua Group of China.

The following table sets forth world reserves and production levels for the periods indicated.

	Reserves	Production
(in tons)	2010E	2009	2010E

China(1)	3,700,000	60,200	65,000
United States	1,400,000	26,400	26,100
Morocco and Western Sahara	50,000,000	23,000	26,000
Russia	1,300,000	10,000	10,000
Jordan	1,500,000	5,280	6,000
Syria	1,800,000	2,470	2,800
South Africa	1,500,000	2,240	2,300
Algeria	2,200,000	1,800	2,000
Other countries	1,667,000	35,070	35,550

World total (rounded)	65,000,000	166,000	176,000

(1)
Production data for China do not include small mines

Source: U.S. Geological Survey, Mineral Commodity Summaries, January 2011

Peru is one of the leading mining countries in the world with non-metallic potential, including phosphate. The Peruvian government has granted concessions over several phosphate projects located in the northern and central regions. In recent years, several companies have started investing in exploration and in carrying out feasibility studies in order to exploit these resources. These projects include the Bayóvar phosphate project, owned by Miski Mayo (Vale, Mosaic and Mitsui) that started production in July 2011 and our Fosfatos del Pacífico project, also located in Bayóvar area.

Brine

Brine is a classification of saline groundwater, i.e., highly concentrated water solution of common salt (sodium chloride). Saline groundwater bodies may have the following origins: (i) marine, (ii) terrestrial (natural), (iii) terrestrial (anthropogenic), and (iv) mixed.

The formation of brine or saline groundwater can be mainly attributed to natural processes (geological and meteorological processes, climate change, tsunamis, earthquakes, consolidation of compressible sediments) and anthropogenic factors (drainage, irrigation, groundwater pumping, waste and wastewater disposal).

In South America, saline groundwater is mainly formed from lateral seawater intrusion in coastal areas (specifically in northern Peru and Ecuador), sedimentary formations of marine origins (Argentina) and evaporation (Brazil and Argentina).

The following map represents the types of saline groundwater that can be found in Peru and other areas in South America.

Peru	South America

Source: International Groundwater Resources Assessment Center

Brine can be used to produce the following end-products, among others:

•
Potassium chloride (KCl, MOP) (60% K2O), a chemical component used as a fertilizer nutrient;

•
Magnesium oxide, a chemical component used for industrial activities (e.g. animal feed, fertilizer, sorel cement, construction boards and in the steel industry to protect refractory bricks);

•
Dicalcium phosphate (Dical, DCP), a chemical component used for animal feed;

•
Bromine (Br), a chemical component used as a flame retardant; and

•
Salt (NaCl), used primarily for de-icing.

Regulatory matters

Overview

Although our core business is the production of cement, we hold a number of mining concessions granted by the Peruvian government for the supply of limestone and other raw materials required for cement production. As a result, we are subject both to the mining and the general industrial legal framework in Peru.

The regulatory framework applicable to our cement production may be divided into rules and regulations relating to (i) the mining and crushing of limestone and clay, and (ii) the production process.

Mining regulations

The General Mining Law (Texto Único Ordenado de la Ley General de la Minería) approved by Supreme Decree No. 014-92-EM, published in the Peruvian Official Gazette, El Peruano, on June 3, 1992, is the primary law governing both metallic and non-metallic mining activities in Peru and is supplemented by implementing guidelines and policies regarding mining and the processing of minerals enacted by the Ministry of Energy and Mining. Under the General Mining Law, mining activities (except storage, reconnaissance, prospecting and trade) are carried out exclusively through various forms of concessions. Of the concessions available under law in Peru, we currently hold mining and mineral processing concessions. Mining concessions are granted by the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero y Metalúrgico, or "INGEMMET"), and all other concessions, including our mineral processing concessions, are granted by the Directorate General for Mining of the Ministry of Energy and Mines. Any act, transfer, termination or agreement related to these concessions must be registered with the Mining Rights Registry, which is part of the National Public Registry System, to be effective against the Peruvian government and third parties.

Holders of concessions or mining claims must comply with several obligations, including the payment of an annual concession fee (derecho de vigencia) of US$3.00 per applicable hectare. The annual concession fee is due and payable on or prior to June 30 of each year. Failure to pay the annual concession fee for two consecutive years will result in the termination of the mining concession.

Mining activities require holders to obtain title to the surface land from individual landowners.

Mining concessions are granted for an unlimited period, subject to the achievement of minimum annual production levels. Two different regimes apply depending on the date the concession was granted:

For concessions granted before 2008 the following rules apply:

•
the minimum annual production is equivalent to US$100 per year per hectare, in the case of metallic concessions, and US$50 per year per hectare, in the case of non-metallic mining concessions;

•
the minimum production level is to be achieved no later than the end of the sixth year from the date of grant;

•
if the minimum production level is not achieved within that period, an annual penalty equivalent to US$6.00 per year per hectare must be paid starting with the first semester of the seventh year and until the minimum production level is achieved; and

•
if the minimum annual production has not been achieved by the twelfth year, then the annual penalty increases to US$20 per year per hectare.

However, under Supreme Decree No. 054-2008-EM, the rules above will apply only until 2019. As of 2019, if the annual minimum production has not been met, the annual penalty and the causes to terminate a mining concession will be determined by the General Mining Law for concessions granted in 2008 or thereafter, as described below.

For concessions granted in 2008 or thereafter, the following rules apply:

•
the minimum annual production target is equivalent to one tax unit (approximately US$1,286) per year per hectare, in case of metallic mining concessions, and 10% of one tax unit (approximately US$129) per year per hectare, in the case of non-metallic mining concessions;

•
the minimum production level is to be achieved no later than the end of the tenth year from the date of grant;

•
if the minimum production level is not achieved within that period, an annual penalty equivalent to 10% of the minimum annual production level (approximately US$1,300 per year per hectare) is due until such level is achieved; and

•
if the minimum production level is not achieved by the end of the fifteenth year, the mining concession expires. Exceptionally, the concession can be extended for five additional years, provided that (i) the non-compliance of the minimum production level is caused by force majeure, or (ii) a minimum annual investment of 10% of the minimum production level per hectare is devoted to exploration. If the minimum annual production is not achieved by the end of this additional five-year term, the mining concession expires.

The penalty must be paid prior to June 30 of each year. Failure to pay the penalty for two consecutive years results in the termination of the mining concession.

In addition to the payment of the annual concession fee and the penalty, holders of mining concessions must, pursuant to the Mining Royalty Law, pay a royalty for the exploitation of metallic and non-metallic resources. Prior to the amendment of the Mining Royalty Law described below, the amount of the royalty was determined on a monthly basis. For those minerals with an international market price (gold, silver, copper, zinc, lead and tin), the amounts were computed by applying the rates to the value of the concentrate or its equivalent, according to the applicable international market price. The historic rate scales were established in the Mining Royalty Law's regulations as shown in the following table:

Annual sales (US$ millions)	Rate

Up to 60	1%
Between 60 and up to 120	2%
More than 120	3%

In case of minerals without an international reference market price (minerals other than gold, silver, copper, zinc, lead and tin), the mining royalty amounted to 1% of the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process (componente minero).

However, the Mining Royalty Law was amended on September 29, 2011 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the following statutory scale of tax rates based on a company's operating profit margin and applied to the company's operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company's net sales, in each case during the applicable quarter. The royalty rate applied to the company's operating profit is based on its operating profit margin according to the following statutory scale of rates:

Operating margin
Applicable rate

0% – 10%	1.00%
10% – 15%	1.75%
15% – 20%	2.50%
20% – 25%	3.25%
25% – 30%	4.00%
30% – 35%	4.75%
35% – 40%	5.50%
40% – 45%	6.25%
45% – 50%	7.00%
50% – 55%	7.75%
55% – 60%	8.50%
60% – 65%	9.25%
65% – 70%	10.00%
70% – 75%	10.75%
75% – 80%	11.50%
More than 80%	12.00%

Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

We believe that certain portions of the regulations of the Royalty Mining Law are unconstitutional, because they impose a mining royalty tax on non-mining activities. For instance, for cement companies, the amended Royalty Mining Law and its regulations establish that the mining royalty tax is calculated based on the total operating profit or net sales, as opposed to operating profit or net sales attributable exclusively to mining products, such as limestone, used to produce cement. Accordingly, we have recently filed a claim to declare that the mining royalty tax applicable for the exploitation of non-metallic mining resources be calculated based on the value of the final product obtained from the mineral separation process, net of any costs incurred in the mineral separation process ("componente minero"). However, we cannot assure you that our interpretation will prevail.

Finally, holders of mining concessions are required at the beginning of their operations to submit a mining closure plan that must contain a description of the steps to restore the areas and facilities of each mining operation area to pre-mining condition. Holders of mining concessions are required to secure completion of the restorative measures by means of the following guarantees: (i) banking guarantee or credit insurance, (ii) cash guarantees; (iii) trusts, or (iv) those indicated in the Peruvian Civil Code.

As of the date of this prospectus, we primarily owned non-metallic mining concessions and limited metallic mining concessions with respect to zinc and iron. Substantially all of our concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance in all material respects with the terms and requirements applicable to our mining rights and concessions.

Production process

The cement production process along with other manufacturing activities are governed by General Industry Law (Ley General de Industrias), Law No. 23,407, published in El Peruano on May 29, 1982, which establishes basic rules that promote and regulate activities in the manufacturing industry. The Ministry of Production is vested with authority to promote private investments in connection with industrial, processing and manufacturing activities, the surveillance of sustainable exploitation of natural resources (except for those extractive activities involving primary transformation of natural products), the protection of the environment, and the supervision of the quality of manufactured products. All industrial companies are subject to the General Industry Law and its regulations to the extent that the company's gross income is primarily derived from industrial activities.

Environmental regulations

Industrial companies and particularly cement companies are required to comply with several environmental regulations. Pursuant to Article 50 of Legislative Decree No. 757, the competent environmental authority is that corresponding to the activity of the company which generates the higher gross annual income. For that reason, the environmental authority that monitors our operations, considering that cement production represents the highest proportion of our gross profit, is the Ministry of Production.

The Environmental Regulations for Manufacturing Industries (Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 019-97-ITINCI), or the "Environmental Regulations," set forth different environmental obligations depending on the date of commencement of the subject company's industrial activities. Thus, companies with industrial cement activities operational at the time these regulations entered into force (September 1997) were obliged to submit an Environmental Adaptation Management Plan (Programa de Adecuación y Manejo Ambiental, or "PAMA") to the Ministry of Production; while companies with industrial activities starting from that date onwards are obliged to submit either an environmental impact assessment or an environmental impact declaration depending on the level of risk and the impact of their activities on the environment. Furthermore, the Environmental Regulations establish that the Ministry of Production may require a mining closure plan (as an independent environmental assessment) with environmental measures that all companies must comply with before closing their operations to prevent any negative effects on the environment.

With regard to air emissions and wastewater discharges, the Ministry of Production has adopted legally binding environmental quality standards (Limites Máximos Permisibles, or "LMPs") for cement industries (approved by Supreme Decree No. 003-2002-PRODUCE). These standards are legally enforceable and all cement industry operations are required to comply with them.

A violation of the Environmental Regulations is subject to different types of administrative sanctions, as determined in the Environmental Sanctions Regime of the Ministry of Production (Régimen de Sanciones e Incentivos del Reglamento de Protección Ambiental para el Desarrollo de Actividades de la Industria Manufacturera—Supreme Decree No. 025-2001-ITINCI), including warnings notice; fines of up to 600 UIT (US$771,429); restrictions, suspension or cancellation of the authorization or concession; and total or partial closing of the industrial facilities. The type of sanction imposed ultimately depends on the seriousness of the violation. Although the environmental competent authority for industrial activities is the Ministry of Production, other government agencies may impose fines in case of non-compliance with applicable permits.

Prior consultation with local indigenous communities

On September 7, 2011, Peru enacted Law No. 29,785, Prior Consultation Right of Local Indigenous Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). The law was enacted in order to implement Convention No. 169 of the International Labor Organization on Local Indigenous Communities in Independent Countries (Convenio OIT No. 169 Sobre Pueblos Indigenas y Tribales en Paises Independientes), previously ratified by Peru through Legislative Decree No. 26,253. This law, which became effective on December 6, 2011, establishes a prior consultation procedure (procedimiento de consulta previa) to be undertaken by the Peruvian government in favor of local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Regulation implementing this law is still pending.

Consultation procedures for mining or processing concessions are carried out by the Geologic Institute of Mining and Metallurgy (Instituto Geológico Minero Metalúrgico) and the Ministry of Energy and Mines (Ministerio de Energía y Minas) prior to the granting of a new mining or processing concession, respectively. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government can discretionarily approve or reject the applicable legislative or administrative measure.

In addition, any sale, lease or other act of disposal of surface land owned by local indigenous communities is subject to the approval of an assembly composed of the members of such communities according to the following rules:

•
for local indigenous communities located on the coast, approval of not less than 50% of members attending the assembly is required; and

•
for local indigenous communities located in the highlands and the Amazon region, approval of at least 2/3 of all members attending the assembly is required.

Permits and licenses

Mining concessions

According to the General Mining Law, a mining concession is required in order to extract mineral resources needed to produce cement. The mining concession grants the right to explore and exploit the mineral resources located in a solid of indefinite depth, limited by the vertical plane corresponding to the sides of square, rectangle or polygon referred to by the Universal Transversal Mercator coordinates. The Geological Mining and Metallurgical Institute

(Instituto Geológico Minero y Metalúrgico) is in charge of managing the procedure of granting mining concessions, which includes the receipt of the request, the granting and the termination of mining concessions.

Water and wastewaters

To use water resources in cement industry activities, it is necessary to obtain a water right granted by the Water Management Authority (Autoridad Nacional del Agua, or "ANA") prior to the use of underground or fresh water sources. If the proposed activities will generate domestic or industrial wastewaters, which will be discharged into natural water sources or soil, authorization from ANA is required, with a favorable opinion of the General Bureau of Environmental Health (Dirección General de Salud Ambiental, or "DIGESA").

Solid waste

Solid waste generated as a consequence of cement production activities must be disposed of in specialized landfills. The transportation of solid waste outside the limits of the industrial complex must be conducted exclusively through specialized companies registered with DIGESA. Industries are free to contract with an EPS-RS (a company that provides solid waste services such as transportation, treatment or disposal) or with an EC-RS (a company that carries out commercialization activities aiming at the reuse of solid waste).

Chemical feedstock

The commercialization, transportation and use of controlled chemical feedstock (Insumos Químicos y Productos Fiscalizados, or "IQPF") is restricted, because of their potential use in the production of illegal drugs or controlled substances. Companies that require an IQPF must obtain an IQPF User Certificate (Certificado de Usuario de IQPF) from the General Bureau of Chemical Feedstock of the Ministry of Interior (Unidad Antidrogas de la Policía Nacional del Perú, or "DIRANDRO"). Companies such as ours are also required to register with the Ministry of Production any IQPF activities they plan to carry out (Registro Único para el Control de IQPF).

Fuel storage

Any company that purchases fuels for its own activities and has facilities to receive and store fuel with a minimum capacity of one meter cubed (264,170 gallons) is required to (i) receive from the Mining and Energy Investment Supervision Body (Organismo Supervisor de la Inversión en Energía y Minería, or "OSINERGMIN") prior permission to build and operate said installations, and (ii) be registered with the Registry of Direct Fuel Consumers, in order to obtain the SCOP Code (Código del Sistema de Control de Órdenes de Pedido) necessary to purchase fuel.

Cultural heritage protection

If the design and development of cement industry activities involves the removal of topsoil, a Certificate of Non-Existence of Archaeological Ruins (Certificado de Inexistencia de Restos Arqueológicos, or "CIRA") from the Ministry of Culture with respect to the area under construction must be obtained. The CIRA will either certify that on the surface of the evaluated area no archaeological sites or features were discovered, or will identify their exact location and extent in order to implement precautionary measures to protect the archaeological artefact. The CIRA is valid for an unlimited period, but will become void should any archaeological artefacts be accidentally discovered during the construction works or due to any natural cause. In such an instance, the company must stop the construction work immediately and notify the Ministry of Culture. Failure to stop the construction work will generate civil and criminal liabilities.

Labor regulations

Peruvian legislation allows hiring employees through: (i) a fixed-term contract, (ii) a contract for an indefinite duration; or (iii) a contract for part-time employment.

The minimum wage established in Peru is S/.675.00 per month. Peruvian labor legislation establishes a maximum 8-hour work day or 48 hours per week for employees older than 18 years. For overtime, employers must pay at least an additional 25% and an additional 35% over the regular hourly wage for the first two hours and for any additional hours, respectively. Employees are entitled to a minimum rest of 24 consecutive hours per week.

Regardless of the type of employment contract, pursuant to Peruvian law full-time employees are entitled to receive: (i) an additional 10% of the minimum wage, provided that they are responsible for (a) one or more children under the age of 18, or (b) persons who are up to 24 years of age if they are pursuing higher education, (ii) two additional monthly salaries per year, one in July and one in December, (iii) thirty calendar days of annual paid vacation per year, (iv) life insurance, provided they have been employed for at least four years, (v) a compensation for time of services (CTS) that amounts to 1.16% of a monthly salary and is deposited each year in May and November, provided they work an average of at least four hours per day for the same employer, (vi) benefits from the Peruvian Social Health Insurance (ESSALUD) to which employers must contribute a rate equivalent to 9% of their employees' income, and (vi) a percentage of the company's annual income net of taxes (10% in the case of income derived from cement operations, and 8% in the case of income derived from our mining activities), provided the company has twenty or more employees.

Free and fair competition protection

In Peru, businesses are generally not required to receive the prior authorization of the antitrust authority, which in Peru is INDECOPI.

However, in order to promote economic efficiency and protect consumers, anti-competitive behavior is sanctioned by law. Behavior that is prohibited according to national law includes: (i) the abuse of a dominant market position, (ii) concerted horizontal practices and (iii) concerted vertical practices. Moreover, under the Unfair Competition Law it is illegal to act in a way that may hinder the competitive process. An unfair behavior is one that is objectively contrary to the entrepreneurial good faith, ethical behavior and efficiency in a market economy.

Business

Overview

We are a leading Peruvian cement company, and the only cement manufacturer in the northern region of Peru. We are among the most profitable publicly-listed cement manufacturers in the world, based on operating margins over the past three years. With more than 54 years of operating history, we produce, distribute and sell cement and cement-related materials, such as concrete blocks and ready-mix concrete. Our products are primarily used in construction, which has been one of the fastest growing segments of the Peruvian economy in recent years. We also produce and sell quicklime for use in mining operations.

In 2010, we sold approximately 1.8 million metric tons of cement, representing an estimated 21.3% share of Peru's total domestic cement shipments, and substantially all the cement consumed in the northern region. From 2006 to 2010, our cement sales volume grew at a compound annual growth rate ("CAGR") of 12.8%. Our performance during this period was driven primarily by growth in the construction sector which over the past five years has expanded, on average, at approximately two times the growth in Peru's annual gross domestic product ("GDP"). We believe the construction sector will continue to grow with the expected expansion of the economy and the continued housing deficit in the country.

We own two cement production facilities, our flagship Pacasmayo facility located in the northwest of Peru and our smaller Rioja facility located in the northeast. Our facilities have total installed annual cement production capacity of approximately 3.1 million metric tons. We also have installed annual production capacity of 240,000 metric tons of quicklime. We own concession rights to several quarries with reserves of limestone and other raw materials located near our facilities. We estimate that our existing quarries have sufficient reserves to supply us with limestone for approximately 70 years, based on our 2010 cement production levels.

We have three projects to increase our cement production capacity: (i) we are installing two new vertical kilns as well as upgrading one of our horizontal rotary kilns at our Pacasmayo facility, which we expect will begin production in the first quarter of 2012, to increase our installed annual clinker production capacity by 200,000 metric tons; (ii) we are more than doubling the cement production capacity of our Rioja facility, which is currently operating at near full capacity, by installing a new production line that will add 240,000 metric tons of installed annual cement production capacity by mid-2012; and (iii) we plan to undertake pre-feasibility and engineering studies to build a new cement plant in Piura, the third largest city in northern Peru. These developments will allow us to meet projected increases in demand for cement in coming years.

We provide consumers with high-quality and value-added cement products and, as a result, we believe we have developed strong brand recognition in our market. We have developed one of the largest independent retail distribution networks for construction materials in Peru. Through our network of more than 130 independent retailers, we distribute our cement products as well as other construction materials manufactured by third parties, such as steel rebar, cables and pipes, in the northern region of Peru. We also sell our cement products directly to other retailers that are not part of our distribution network and to private construction companies and government entities.

In addition to our core cement business, we are undertaking two non-metallic mining projects, which we believe present significant growth opportunities for our company. We have discovered phosphate deposits in one of our fields, which contain an estimated 541.4 million metric tons of mineralized material. We also have concessions for fields with identified brine deposits. We believe that, if we are able to extract these minerals in a profitable manner, these projects could provide us substantial new revenue streams, diversify our portfolio of products and improve our profitability.

The following table sets forth certain macroeconomic data for Peru and operating and financial data for our company for the periods indicated.

	As of and for the year ended December 31,		As of and for the nine months ended September 30,
	2009	2010	2010	2011

Economic data(1):
GDP growth in Peru	0.9%	8.8%	8.7%	7.4%
Construction sector growth in Peru	6.1%	17.4%	18.2%	3.3%
Operating data:
Capacity (thousands metric tons per year):
Installed cement capacity	2,090	3,100	2,100	3,100
Installed clinker capacity	1,500	1,500	1,500	1,500
Production (thousands metric tons):
Cement production	1,545	1,811	1,289	1,405
Clinker production	1,128	1,278	880	939
Utilization rate at Pacasmayo plant(2):
Cement	72.9%	55.7%	80.1%	58.1%
Clinker	76.8%	86.0%	78.0%	84.7%
Utilization rate at Rioja plant(2):
Cement	83.8%	98.2%	97.8%	94.0%
Clinker	65.2%	79.9%	79.3%	75.4%
Selected financial data (amounts in millions of S/.):
Net sales	756.6	898.0	648.1	717.7
Growth in net sales (versus prior period)	N/A	18.7%	17.2%	10.7%
Gross profit	351.1	419.1	279.3	302.4
Gross profit margin	46.4%	46.7%	43.1%	42.1%
Adjusted EBITDA(3)	259.4	296.7	207.1	198.2
Adjusted EBITDA margin(3)	34.3%	33.0%	32.0%	27.6%
Profit(4)	148.0	223.1	172.5	39.4
Profit margin(4)	19.6%	24.8%	26.6%	5.5%

(1)
Source: Central Bank of Peru. 2011 data is preliminary.

(2)
Utilization rate is calculated by dividing production for the specified period by installed capacity. The utilization rate for the nine months ended September 30, 2010 and 2011 assumes annualized production, which is calculated by multiplying the nine months actual production by four-thirds.

(3)
For a calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our profit, see "Selected financial and operating data."

(4)
Profit for 2010 and for the nine months ended September 30, 2010 includes a net gain of S/.75.9 million from the sale in March 2010 of the Raul copper mine concessions in the central region of Peru that we previously leased to the buyer. In addition, profit for the nine months ended September 30, 2011 includes a non-cash loss of S/.96.1 million due to an impairment with respect to our zinc mining assets.

Our history

Cementos Pacasmayo and Hochschild Mining plc together constitute the two businesses of the Hochschild Group, which has operated in Latin America for the past 100 years. Hochschild Mining plc is incorporated in the United Kingdom and has been listed on the London Stock Exchange since 2006. Cementos Pacasmayo has been listed on the Lima Stock Exchange since 1995. Eduardo Hochschild, directly and indirectly, owns and controls 53.96% of the shares of Hochschild Mining plc. Through Inversiones Pacasmayo S.A. ("IPSA"), Eduardo Hochschild, directly and indirectly, owns and controls 67.47% of the outstanding common shares and 33.79% of the outstanding non-voting investment shares of Cementos Pacasmayo.

The Hochschild Group traces its origins to 1911, when Mauricio Hochschild, a German mining engineer, founded a group of companies in South America that came to be known as the Hochschild Group. Following World War I, the Hochschild Group expanded into Bolivia where it developed significant interests in tin. The Hochschild Group commenced operations in Peru in 1925 and in 1945 Luis Hochschild, the nephew of Mauricio Hochschild (and the father of Eduardo Hochschild), joined the Hochschild Group's Peruvian operations.

During the first decades of its operations, the Hochschild Group focused on the commercialization of minerals, although it later began operating its own mines and other industrial companies. During World War II, the Hochshild Group was a key supplier of tin and other metals to the allied forces.

Cementos Pacasmayo, was incorporated in Lima, Peru in 1949, by a group of private investors that founded the company to serve the cement market in the northern region of Peru. The Hochschild Group acquired its initial ownership interest in us in 1956. Set forth below are key developments in our company's history.

•
In 1957, we began our operations with the installation of our first clinker line with an installed production capacity of approximately 110,000 metric tons per year. In 1966 and 1977, we added a second and third clinker line, respectively, increasing our installed clinker production capacity to approximately 830,000 metric tons per year.

•
In November 1984, the South American mining and industrial operations of the Hochschild Group were sold to the Anglo American Corporation of South Africa which, in the same month, sold the Peruvian operations of the Hochschild Group, including its interest in Cementos Pacasmayo and predecessors of Hochschild Mining plc, to a group of companies controlled by Luis Hochschild.

•
In 1995, we began our distribution network to commercialize and distribute our products throughout the northern region of Peru. In that same year, we also listed our common shares with the Lima Stock Exchange, currently under the ticker symbol "CPACASC1."

•
In 1998, we acquired from the Peruvian government our Rioja facility, located in the northeast of Peru. At the time, the Rioja facility had one clinker line with an installed cement production capacity of approximately 35,000 metric tons per year.

•
In 2003, we acquired Zemex Corporation, a U.S. company engaged in non-metallic mining and industrial activities in the United States and Canada, which we sold in 2007 in a series of transactions.

•
In 2009, we created Fosfatos in order to explore phosphate rock deposits from our concession at Bayóvar in the north of Peru.

•
In 2010, we reached an aggregate total installed cement production capacity of 3.1 million in our Pacasmayo and Rioja facilities and completed the conversion of our Waelz kiln, retrofitting it to produce quicklime or calcine zinc interchangeably. That same year, we also sold our copper mining concessions in the central region of Peru known as "Mina Raul," which were previously leased to a third party, for US$28.0 million.

•
In 2011, we created Salmueras together with Quimpac, the leading chemical company in Peru, to develop brine deposits in our combined fields in the coastal region of Piura in the north of Peru.

•
In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

Corporate structure

All of our operating subsidiaries are incorporated in Peru. The following chart sets forth our corporate structure as of the date of this prospectus.

(1)
Quimpac owns the remaining 25.1%
(2)
An affiliate of Mitsubishi owns the remaining 30.0%

The following is a brief description of the principal activities of our consolidated subsidiaries:

•
Cementos Selva S.A. is engaged in the production and marketing of cement, quicklime and other cement-related materials in the northern region of Peru, near the Peruvian jungle. It holds all of the outstanding shares of Dinoselva Iquitos S.A.C., our cement and construction materials distributor for products processed in our Rioja facility.

•
Distribuidora Norte Pacasmayo S.R.L. is primarily engaged in selling and distributing cement products produced at our Pacasmayo facility. It produces and sells cement-related materials, such as concrete blocks and ready mix concrete, and sells other construction materials manufactured by large manufacturers.

•
Fosfatos del Pacífico S.A. was recently formed with the objective of exploring phosphate deposits that were discovered in our diatomite fields in our Bayóvar concession in the northwest of Peru. Our phosphate project is currently in pre-feasibility stages. In December 2011, we sold a minority equity interest in Fosfatos to an affiliate of Mitsubishi to develop our phosphate deposits in the Bayóvar fields, in the northwest of Peru.

•
Salmueras Sudamericanas S.A. was created in 2011 with Quimpac as a minority equity holder, in order to develop our combined brine fields in the coastal region of Piura in the north of Peru. We own a 74.9% equity interest in Salmueras and Quimpac owns the remaining 25.1%.

•
Corianta S.A. was engaged in the mining and production of zinc calcine. In July 2007, this entity began operating a zinc mine located in the department of Amazonas until July 2008, when we decided to temporarily suspend zinc activities due to the decline in the price of zinc in the international market. During the nine months ended September 30, 2011, we recorded an impairment with respect to our zinc mining assets. We expect to merge this subsidiary with Cementos Pacasmayo S.A.A.

•
Empresa de Transmisión Guadalupe S.A.C.'s sole operation is to provide electricity transmission services to the Pacasmayo facility.

Our strengths

Our principal competitive strengths include the following:

Strong cash flow generation and high profitability.    We have historically generated strong cash flow and high profit margins mainly due to the following key factors:

•
our leadership position in the northern region of Peru;

•
our extensive distribution network, operational flexibility and efficiency, and focus on innovation; and

•
our low level of indebtedness.

In 2010, we generated cash flow from operating activities of S/.180.2 million (US$65.0 million) and Adjusted EBITDA of S/.296.7 million (US$107.0 million), and our operating and Adjusted EBITDA margins were 37.5% and 33.0%, respectively. During the nine months ended September 30, 2011, we generated cash flow from operating activities of S/.97.0 million (US$35.0 million) and Adjusted EBITDA of S/.198.2 million (US$71.5 million), and our operating and Adjusted EBITDA margins were 9.5% and 27.6%, respectively. In addition, we have achieved significant increases in cement production volumes and revenue growth while maintaining low levels of indebtedness. As of September 30, 2011, we had S/.331.4 million (US$119.5 million) of indebtedness and our leverage ratio (net debt to total equity) was 0.3x.

Leader in attractive and expanding market.    We are currently the only cement manufacturer in the northern region of Peru and we produce and sell substantially all of the cement consumed in the region. In 2010, the northern region accounted for approximately 23.3% of the country's population and 15.5% of its GDP. From 2006 to 2010, GDP in the northern region grew at a CAGR of 6.5%. During the same period, our cement production and sales volume grew at a CAGR of 12.8%. Despite this recent growth, the northern region continues to experience significant housing and infrastructure deficits which we expect will continue to drive demand for cement in coming years.

Established distribution network with strong brand recognition.    We have developed one of the largest independent retail distribution networks for construction materials in Peru, known as "DINO", consisting of over 130 independent retailers, primarily small, local hardware stores in the northern region, through which we distribute our cement products as well as construction materials manufactured by third parties. We use our distribution network, together with our strategically located commercial offices, to promote our products and keep informed of market developments. We have developed this network through years of fostering relationships with retailers in the region, which we believe would be difficult for a competitor to replicate. Our distribution network has enabled us to build strong recognition for our Pacasmayo brand among retailers and end-consumers in our market, which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Operational flexibility and efficiency.    We operate several horizontal and vertical kilns that vary in size, which enable us to adapt quickly to market demands and other events in a cost-efficient manner. For instance, this configuration enables us to continue production without disruption by shifting operations if a serious incident were to occur at our Pacasmayo plant. In addition, our quarries are located in close proximity to our plants, enabling us to minimize transportation costs. We strive to enhance our operational efficiency by focusing on lowering costs and improving profitability.

Emphasis on innovation.    We place significant emphasis on research and development to ensure our products meet the needs of consumers in our market and to improve the efficiency of our operations. For example, we have developed cement products suitable to coastal construction that tend to be more exposed to erosion from sulfate. We believe that, by educating retailers and end consumers of these attributes of our products, we have been successful in building demand and realizing higher margins for our differentiated product offering. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for our cement production by substituting clinker with other natural minerals or additives, while maintaining the quality of our cement products. Our reduced use of clinker minimizes capital expenditures that would otherwise be required to increase our cement production capacity, and reduces our carbon dioxide emissions (CO2), consistent with our commitment to the environment. Through these efforts, our clinker/cement factor was approximately 0.72 as of December 2009 and 2010, which was below the global weighted average of 0.76 among large global cement producers as of 2009, as reported by the World Business Council for Sustainable Development (Cement Sustainability Initiative). As of September 2011, our clinker/cement factor was approximately 0.67.

Know-how to develop our phosphate and brine projects.    We are highly experienced and knowledgeable in open-pit mining and industrial processes as a result of our core cement business, and we believe this know-how will enable us to develop our brine and phosphate projects, as we seek to capitalize on their value for our company. Moreover, because of our close and long-standing relations with local communities, we believe we have the credibility to obtain local support for our projects, which is essential to their success. Due to our long operating history, market position and reputation, we have been able to team up with high quality strategic partners with expertise in areas that complement our core competencies to develop our projects. For our phosphate project, we have partnered with a world leading marketer of phosphate-derived products, and for our brine project we have partnered with a leading chemical company in Peru.

Strong relationship with local communities.    Since we began operations 54 years ago, we have had a strong commitment to improving the quality of life of the local communities surrounding our plants, whose members we regularly employ. As a result, we have developed close, cooperative relationships with the local communities, which are supported by several social responsibility initiatives we have undertaken. For example, the family of our controlling shareholder founded, and we and Hochschild Mining plc continue to fund, Asociación Tecsup, a leading non-profit institute in Peru that provides technical education to high-school students. We provide scholarships and financial aid to local qualified students interested in studying at Tecsup. Through its three campuses in Peru, Tecsup has graduated over 6,000 students in various technical fields, some of whom now work for us and our affiliates.

Highly experienced and professional management and board of directors.    Our management team, with an average of 14 years of experience in the cement industry in Peru, has extensive technical and local market expertise and has led our company through our recent growth. We have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors that includes some of Peru's business leaders and former senior government officials. We have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, which is currently comprised of only nine listed companies.

Our strategies

Our objective is to maximize shareholder value, while honoring our commitment to the environment and abiding by our social responsibility goals. We intend to achieve our objective through the following principal strategies:

Continue to focus on our core business of supplying the rising demand for cement.    We plan to continue to meet the increasing demand for cement in our market, while controlling production costs. We intend to increase our production capacity through the expansion of our installed cement and clinker capacity. Our principal goal is to maintain our market share in the northern region of Peru without reducing the profitability of our business.

Enhance operational efficiencies to reduce production costs.    We intend to continue developing operational efficiencies in an effort to reduce costs and increase our operating margins. Our principal efficiency initiative is to reduce energy costs by securing our own source of coal. We recently exercised certain of our options to purchase coal mining concessions in the north of Peru, and we intend to replace a high proportion of our use of imported bituminous coal with anthracite coal produced locally. Additionally, we are focused on further reducing our clinker/cement factor, which would allow us to produce cement with less capital expenditure and achieve a higher product yield in a more environmentally friendly manner.

Deepen our commercial relationship with retailers and end-consumers.    We plan to enhance our commercial relationships with retailers and end-consumers in our market, both to maintain brand loyalty and to foster demand for our cement products. We will continue to support retailers in our DINO distribution network by providing product education, training sessions, rewards programs, and assistance in financing purchases of our products. We believe that these initiatives have been successful in strengthening our relationship with retailers and end-consumers.

Continue to focus on being the preferred provider of building solutions.    We strive to be the supplier of choice for cement consumers in the northern region of Peru, whether households building their homes or private construction companies or governmental entities undertaking projects of any size. We continue to focus on providing consumers with efficient and customized building solutions for their construction needs. Over the past several years, we have evolved from being a single type cement manufacturer to offering five different types of cement products and other building solutions. For example, we offer cement that contains special properties that protect against sulfate erosion, as well as other products designed to meet the needs of consumers in the northern region of Peru. We dedicate significant resources to developing new products that meet evolving market demands through product research and development.

Develop our non-core mineral assets.    We intend to dedicate significant efforts and resources to develop our phosphate and brine projects and create value for our shareholders by capitalizing on the potential of these mineral assets. We have begun pre-feasibility studies in connection with our phosphate and brine projects, which we expect will be completed during 2012. If these studies indicate that exploitation is economically feasible, we estimate that both the phosphate and the brine projects could be in production within the next three to five years. In connection with our phosphate project, we recently sold a minority equity interest in our subsidiary Fosfatos to an affiliate of Mitsubishi, and in the case of our brine project, we recently formed Salmueras with Quimpac as a minority equity holder. We believe working with strategic partners in these projects will allow us to mitigate development and execution risk. These projects are not part of our core cement business; accordingly, we intend to evaluate strategic options as the development of the projects proceeds.

Selectively pursue acquisitions.    We will continue to evaluate and may selectively pursue strategic acquisitions of cement and complementary businesses that expand our geographic footprint and diversify our portfolio of products. Our management team has significant operating experience and industry knowledge in the production and commercialization of cement and cement-related materials, and we believe this experience will enable us to identify and pursue attractive acquisitions that will maximize shareholder value.

Our products

Our core products are cement and other cement-related materials. We also produce quicklime and, until recently, zinc calcine. In 2010, cement and other cement-related materials accounted for 78.4% of our net sales, quicklime accounted for 6.4% and zinc calcine accounted for only 1.8%. We also generate sales by selling and distributing construction materials, such as steel rebar, cables and pipes, manufactured by large third-party manufacturing companies, which in 2010 represented 13.4% of our net sales. We decided to suspend the extraction of minerals to produce zinc calcine in 2008 in order to retrofit our Waelz rotary kiln to produce quicklime, and we have recently decided to permanently shut down our zinc calcine operations.

The following table sets forth a breakdown of our shipments by type of product for the periods indicated:

	Year ended December 31,		Nine months ended September 30,
(in thousands of metric tons)	2009	2010	2010	2011

Cement, concrete and blocks	1,549	1,805	1,298	1,396
Quicklime	117	121	92	70
Zinc calcine	8	5	4	1

Total	1,674	1,931	1,394	1,467

The following table sets forth a breakdown of our total net sales by product for the periods indicated:

	Year ended December 31,		Nine months ended September 30,
(in millions of S/.)	2009	2010	2010	2011

Cement, concrete and blocks	597.4	703.8	510.0	546.5
Quicklime	60.5	57.7	44.1	34.3
Construction supplies(1)	82.5	120.6	80.9	134.9
Others(2)	16.2	16.0	13.1	2.0

Total	756.6	898.1	648.1	717.7

(1)
Refers to construction materials manufactured by third parties.

(2)
Principally zinc calcine.

Cement

Cement is a powdered mixture of ground minerals that, when mixed with water, adheres to other materials and hardens to form a rock-like substance. Cement is generally mixed with other materials, such as gravel and sand, forming concrete with a high degree of compressive strength that is able to withstand substantial pressure.

Cement types are generally classified as portland cement or blended hydraulic cement. Portland cement is a hydraulic cement produced by pulverizing clinker, consisting essentially of crystalline hydraulic calcium silicates and calcium sulfate. Blended hydraulic cement consists of a mixture of portland cement clinker and mineral admixtures, such as burn furnace slag, pozzolan and limestone.

We produce both types of cement in a range of cement products suitable for various uses, such as residential and commercial construction and civil engineering. We currently offer the following five types of cement products designed for specific uses.

•
Type I. This type of cement is for general purposes and suitable if special properties are not needed. It is generally used for constructing pavements, floors, reinforced concrete buildings, bridges, reservoirs, pipes, masonry units and precast concrete products.

•
Type V. Type V cement is used in concrete exposed to severe sulfate action, principally in places where soil or ground water has a high sulfate content. It is generally used for hydraulic constructions, such as irrigation canals, tunnels, water conduits and drains.

•
Type MS. This type of cement is used to protect against moderate sulfate action, such as drainage structures, with higher-than-normal, but not unusually severe, sulfate concentrations in ground water. It is designed for sites and structures in humid areas that are exposed to sulfates and sea water. Due to its mineral admixtures, Type MS cement results in less permeable structures with a greater chemical resistance that protects against sulfates and chlorides.

•
Type HS. Type HS cement is used in concrete that is exposed to severe sulfate action, principally where soil or ground water has a high sulfate content. It is recommended for port constructions, industrial plants and construction of sewage sites. Our Portland Type HS cement has low reactivity with alkali-reactive aggregates, making it more durable than other types of cement.

•
Type ICo. This type of cement is used for general purposes and is similar to Portland Type I cement. It is widely used in our market due to its effectiveness and low hydration heat.

We believe that our Type V, MS and HS cement products are particularly suitable for construction in the northern coastal region of Peru, where sulfate and chloride concentrations from soil, ground water and sea water affect the durability of construction structures. By educating retailers of the different cement characteristics and conducting marketing campaigns, we believe we have been successful in building demand for our cement products. Our research and development department is also equipped to produce custom-tailored cement products on demand. In addition, through our dedicated team of geologists and scientists, we have significantly reduced the amount of clinker required for cement production minimizing our capital expenditures and significantly reducing our carbon dioxide emissions (CO2). As of September 2011, our clinker/cement factor was approximately 0.67.

We market and distribute our cement primarily in 42.5 kilogram bags. Most of our bagged cement is sold to the retail sector consisting primarily of households who buy bags of cement to build their own homes with little or no formal technical assistance. The bags are made of kraft paper to preserve the quality of the cement. Our bags include information relating to the composition of our cement, handling instructions, production dates and storage instructions. Our cement bags have different colors to easily identify the different types of cement. Once bagged at our Pacasmayo and Rioja facilities, our cement is loaded onto trucks operated by third parties. Cement in bulk is sold to large industrial consumers.

Concrete products

We also produce and sell concrete products principally in the form of ready-mix concrete used in large construction sites, as well as blocks, bricks and pavers.

•
Ready-mix concrete. Ready-mix is a blend of cement, aggregates (i.e., sand and stone), admixtures and water. It is manufactured and delivered to construction sites in a form that is ready to use. This mixture hardens to form a building material, ranging from sidewalks to skyscrapers. We have five ready-mix plants.

•
Concrete blocks. We produce and sell concrete blocks, such as paving units, or paver stones for pedestrian walkways, as well as other bricks for partition walls and concrete blocks for structural and non-structural uses.

Quicklime

We produce and distribute quicklime, which has several industrial uses. Quicklime serves as a neutralizer, lubricant, drying and absorbing material, disinfectant and as raw material. Quicklime has various applications, including in the steel, food, fishing and chemical industries. It is also used in mining operations to treat water and industrial residues, in agriculture as a fertilizer enhancer, and to a lesser extent, in other industries. In Peru, quicklime is mainly used in the mining industry, as an additive to treat water residues. We produce quicklime in finely and coarsely ground varieties and sell it in three forms: (i) 40 kilogram bags, (ii) bags of one metric ton and (iii) in bulk for larger construction projects.

Zinc calcine

We also, until recently, produced zinc calcine. Zinc ore extracted from our zinc mine concessions was crushed and mixed with anthracite coal which was then calcinated in our Waelz rotary kiln. We sold zinc calcine to local refineries that produce zinc. Zinc is a metal that is commonly used to prevent corrosion and is often used in galvanization, the process of coating iron or steel metals with rust resistant zinc.

To optimize the use of our Waelz rotary kiln, in 2010 we retrofitted it to produce both zinc calcine and quicklime interchangeably.

The operations at our zinc mines have been suspended since July 2008. We subsequently continued to produce small quantities of zinc calcine depleting our inventory of extracted zinc ore. However, in the nine months ended September 30, 2011, we did not produce any zinc calcine.

Due to a sudden and sharp drop in the international price of zinc in September 2011 and based on our future expectation of zinc prices, we have recorded an impairment of approximately S/.96.1 million during the nine months ended September 30, 2011 with respect to our zinc mining assets.

Area of operation

We own and operate our flagship cement and quicklime production facility, located in the city of Pacasmayo, department of La Libertad, approximately 667 kilometers north of Lima. From our Pacasmayo facility, we supply cement principally to the coastal and central regions of northern Peru, including the cities of Piura, Chiclayo, Cajamarca, Trujillo and Chimbote.

In addition to our Pacasmayo facility, we also own and operate a smaller cement facility, located in the city of Rioja, department of San Martín, approximately 468 kilometers east of the Panamericana Norte highway. From our Rioja facility, we supply cement to the northeastern region of Peru, including the cities of Moyobamba and Tarapoto, among others.

The following map shows the geographical location of our production facilities, as well as the location of our main commercial offices as of September 30, 2011:

Pacasmayo facility

As of September 30, 2011, our Pacasmayo facility had seven kilns, which produce clinker (one of which is also equipped to produce quicklime), and an additional Waelz rotary kiln that produces quicklime. Additionally, our facility has a primary and secondary cone crusher located near our Acumulación Tembladera limestone quarry. The main crusher has installed crushing capacity of 800 metric tons per hour and the secondary crusher has installed crushing capacity of 170 metric tons per hour. Our Pacasmayo facility operates with three horizontal rotary kilns with total installed annual clinker production capacity of 980,000 metric tons and four vertical shaft kilns with total installed annual clinker production capacity of 320,000 metric tons. The total installed annual clinker production capacity at our Pacasmayo facility is 1.3 million tons. Our Pacasmayo facility also features three cement finishing mills with installed annual cement production capacity of 2.9 million metric. Our Pacasmayo facility is also equipped with silos containing storage capacity for 25,000 metric tons of cement.

We are currently installing two new vertical shaft kilns in our Pacasmayo facility and are in the process of upgrading another horizontal rotary kiln. We expect both installations will be operational in the first quarter of 2012 and will increase our annual installed clinker production capacity by 200,000 metric tons.

As of September 30, 2011, our Pacasmayo facility had installed production capacity of approximately 240,000 metric tons of quicklime per year, including the annual installed capacity of one of our clinker kilns which is equipped to also produce quicklime. We also adapted our Waelz rotary kiln to process zinc ore and limestone interchangeably. Our Waelz rotary kiln can produce 130,000 metric tons of quicklime or 36,000 metric tons of zinc calcine per year.

Rioja facility

Our Rioja facility operates with a small cone crusher and three vertical shaft kilns with total annual installed clinker production capacity of 200,000 metric tons and two cement finishing mills with total annual installed production capacity of 200,000 metric tons. Our Rioja facility is also equipped with a silo with storage capacity of 1,750 metric tons of cement.

Our Rioja facility currently operates at near full capacity. We are in the process of increasing our annual clinker production capacity at this facility by 80,000 metric tons and our installed annual cement production capacity by 240,000 metric tons, bringing the total annual installed production capacity of our Rioja facility to 440,000 metric tons of cement and 280,000 of clinker.

Ready-mix concrete facilities

We also have five ready-mix concrete facilities located in the northern cities of Chimbote, Trujillo, Chiclayo, Piura and Cajamarca. These facilities along with our six mobile plants and eight batch plants allow us to supply ready-mix concrete to large construction projects throughout the entire northern region of Peru. As of September 30, 2011, our ready-mix operations had 72 mixer trucks and 14 concrete pumps available to deliver ready-mix concrete.

Capacity and volumes

The table below sets forth our clinker, cement and quicklime production capacity and volumes in our Pacasmayo and Rioja facilities for the periods indicated.

	As of and for the year ended December 31,						As of and for the nine months ended September 30,
	2009			2010			2010			2011
(in thousands of metric tons, except percentages)
	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)	Capacity	Production	Utilization rate(1)

Cement:
Pacasmayo facility	1,900	1,386	72.9%	2,900	1,615	55.7%	1,900	1,142	80.1%	2,900	1,264	58.1%
Roja facility	190	159	83.8%	200	196	98.2%	200	147	97.8%	200	141	94.0%

Total	2,090	1,545	73.9%	3,100	1,811	58.4%	2,100	1,289	81.8%	3,100	1,405	60.4%
Clinker:
Pacasmayo facility	1,300	998	76.8%	1,300	1,118	86.0%	1,300	761	78.0%	1,300	826	84.7%
Roja facility	200	130	65.2%	200	160	79.9%	200	119	79.3%	200	113	75.4%

Total	1,500	1,128	75.2%	1,500	1,278	85.2%	1,500	880	78.2%	1,500	939	83.5%
Quicklime(2)
Pacasmayo facility	110	118	107.5%	240	127	53.0%	110	93	51.7%	240	65	36.1%

(1)
Utilization rate is calculated by dividing production for the specified period by installed capacity. The utilization rate for the nine months ended September 30, 2010 and 2011 assumes annualized production, which is calculated by multiplying the nine months actual production by four-thirds.

(2)
Our Rioja facility does not produce quicklime. In addition, one of our clinker kilns is equipped to produce quicklime. Our Waelz rotary kiln has capacity to produce 130,000 metric tons per year of quicklime or 36,000 metric tons per year of zinc calcine, interchangeably. In 2009, one of our quicklime rotary kilns operated above its nominal capacity.

Production process

Cement production process

The diagram below depicts the standard cement production process, which consists of the following main stages: extraction and transportation of limestone from the quarry; grinding and homogenization to make the raw material of consistent quality; clinkerization; cement grinding; storage in silos; and packaging, loading and distribution.

Extraction of raw materials.    To produce cement, limestone is extracted from our quarries. We use explosives to loosen the limestone and deploy bulldozers to remove dirt and the overburden covering the limestone. We crush the limestone in our primary and secondary cone crusher and the resulting limestone is loaded into trucks and hauled to our Pacasmayo or Rioja facilities from the adjacent quarry where it is stored.

Grinding and homogenization.    Limestone, clay and sand are mixed with iron that is acquired from third parties. The quality of the resulting raw meal is monitored by examining samples of each batch and processing them through our quality control x-ray software that automatically measures the mix of materials to confirm the blend is in compliance with our quality standards. Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

Clinkerization.    The raw meal is heated at a temperature of approximately 1,450 degrees Celsius in our kilns. The intense heat causes the limestone and other materials in the mixture to react inside the kiln, turning the mixture into clinker. Clinker is then cooled to a temperature of approximately 200 degrees Celsius and stored in a silo or in an outdoor patio.

Cement grinding.    After being cooled, clinker, together with gypsum and some admixtures, is fed into a ball mill or into a vertical roller mill where it is ground into a fine powder to produce cement. In this form, cement reacts as a binding agent that, when mixed with water, sand, stone and other aggregates, is transformed into concrete or mortar.

Storage in silos.    After passing through the ball mills, the cement is transferred on conveyor belts and stored in concrete silos in order to preserve its quality until distribution.

Packaging, loading and transport.    Cement is transferred through another conveyor belt from the silo to be packaged in 42.5 kilogram bags and loaded into trucks operated by third parties to be transported for distribution. Bulk cement may be transported (unpackaged) on especially designed trucks that deliver large amounts of cement directly to the work site.

Quicklime production process

Quicklime is produced by crushing limestone with a calcium carbonate content of at least 95% by calcinating it in a rotary kiln. The limestone for quicklime comes from our quarries. The crushing of the limestone is done at the quarry and the calcination process takes place only at our Pacasmayo facility. We produce quicklime in finely and coarsely ground varieties and sell both varieties in bags of 40 kilograms and up to one metric ton, as well as in bulk.

Zinc calcine production process

Zinc oxide ore is ground and mixed with anthracite coal in a ratio of 1:0.6. The mixture is then fed into a Waelz rotary kiln as pellets for calcination. The Waelz rotary kiln is used to process zinc oxide ore that reacts with anthracite coal, burning the zinc oxide ore and transforming it to zinc calcine.

Raw materials and energy sources

Limestone

We obtain limestone required to produce clinker and quicklime principally from land where we have concession rights. For our Pacasmayo plant, we extract limestone from our Acumulación Tembladera quarry located approximately 60 kilometers from the plant, and for our Rioja plant, we extract limestone from our Calizas Tioyacu quarry which is adjacent to our Rioja plant.

Acumulación Tembladera.    We have a concession to extract limestone and other minerals from our Acumulación Tembladera quarry, a 3,390 hectare open-pit mine located in the district of Yonan, in the department of Cajamarca. We acquired this concession in November 2002.

Calizas Tioyacu.    For our Rioja production, we have a concession to extract limestone and other minerals from a 400 hectare open-pit mine near our Rioja facility in the district of Elias Soplin Vargas, in the department of San Martin. We acquired this concession in February 1998.

In each of our limestone concessions, the term of the concession is indefinite, provided we pay an annual concession fee and a penalty fee if we fail to meet required minimum annual production levels. Failure to pay such fees in a timely manner for two consecutive years will cause us to forfeit our concession titles. As of the date of this prospectus, we have fully paid all applicable fees on our operating concessions.

We extracted from our Acumulación Tembladera quarry approximately 1.8 million metric tons of limestone in 2009 and 3.0 million metric tons in 2010, which were used for cement and quicklime production in our Pacasmayo facility. We extracted from our Calizas Tioyacu quarry approximately 255,500 metric tons of limestone in 2009 and 307,400 metric tons in 2010, which were used for cement production at our Rioja facility.

We estimate that as of September 30, 2011 our Acumulación Tembladera quarry contains approximately 121.7 million metric tons with an average grade of 85.70% of calcium carbonate of proven and probable limestone reserves, and our Calizas Tioyacu quarry contains approximately 10.0 million metric tons of proven limestone reserves with an average grade of 90.25% of calcium carbonate. Based on cement production at 2010 levels, we estimate that our limestone reserves at our Acumulación Tembladera quarry have a remaining life of approximately 78 years and our limestone reserves at our Calizas Tioyacu quarry have a remaining life of approximately 32 years. On a combined basis, we estimate that our two quarries have a remaining life of approximately 70 years. Our estimates were prepared by our internal engineers and geologist and are reviewed periodically.

In addition to our Acumulación Tembladera and Calizas Tioyacu quarries, we also own concession rights to various other limestone quarries consisting, in the aggregate, of approximately 48,600 hectares located in the northern region of Peru. None of these quarries are in operation as of the date of this prospectus.

Clay, sand and other raw materials and admixtures

The other raw materials that we use to produce clinker are clay, sand, iron and diatomite.

Clay

For cement production in our Pacasmayo facility, we extract clay from our Señor de los Milagros de Pacasmayo quarry, a 400 hectare open-pit concession located in the district and province of Pacasmayo, department of La Libertad. We were granted this concession by the Ministry of Energy and Mines in 1996. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Señor de los Milagros de Pacasmayo quarry approximately 116,165 metric tons of clay in 2009 and 130,096 metric tons in 2010.

For cement production in our Rioja facility, we extract clay from our Pajonal 2 quarry, a 400 hectare open-pit concession located in the district and province of Rioja, department of San Martin. This concession was granted to us by the Ministry of Energy and Mines in 1998. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We extracted from our Pajonal 2 quarry approximately 24,955 metric tons of clay in 2009 and 28,292 metric tons in 2010.

We have not calculated our clay reserves, as we believe there is an abundant supply of clay in our concessions and more broadly in the northern region where we operate.

Sand

For cement production in our Pacasmayo facility, we use sand extracted from our Señor de los Milagros de Pacasmayo quarry. We extract approximately 100,000 metric tons of sand per year for use at our Pacasmayo facility. Our Rioja facility does not utilize sand as a raw material given the type of cement it produces.

We have not calculated our sand reserves, as we believe there is an abundant supply of sand in our concessions and more broadly in the northern region where we operate.

Iron and diatomite

We use small quantities of iron and diatomite in our cement production, which we purchase from third parties at market prices. We are also in the process of installing a small diatomite plant in our Bayóvar field, where we expect in the future to obtain all of the diatomite required for our cement production.

Pozzolanic materials and other admixtures

Our cement production also requires small amounts of other admixtures, such as pozzolanic materials, gypsum and blast furnace slag.

For cement production in our Pacasmayo facility, we use pozzolanic materials obtained from our Cunyac quarry, a 200 hectare open-pit concession located in the district of Sexi, province of Santa Cruz, department of Cajamarca. The concession was granted to us by the Ministry of Energy and Mines in 2008. The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. We began using pozzolanic material at our Pacasmayo facility in 2010 and obtained from our Cunyac quarry approximately 142,390 metric tons of pozzolanic material.

For cement production in our Rioja facility, we use pozzolanic materials obtained from our Fila Larga quarry, a 1,000 hectare open-pit concession located in the district of El Milagro, province of Utcubamba, department of Amazonas. The concession was granted to us by the Ministry of Energy and Mines in 1998. We obtained from our Fila Larga quarry approximately 31,272 metric tons of pozzolanic material in 2009 and 33,729 metric tons in 2010. Our Rioja facility did not use pozzolanic materials to produce cement in the nine months ended September 30, 2011.

We also own several other concessions containing pozzolanic material which have not been exploited. In addition, our use of pozzolanic materials may be substituted with clinker or other admixtures.

Other admixtures, such as gypsum and blast furnace slag, are purchased at market prices from third-party suppliers.

If we are unable to acquire raw materials or admixtures from current suppliers, we believe that other sources of raw materials and admixtures would be available without significant interruption to our business.

Energy sources

Our main energy sources are fuel in the form of coal and electricity. Our production processes consume significant amounts of energy, because our kilns must reach extreme temperatures to produce clinker and quicklime. In addition, milling operations, homogenization and transportation of materials consume significant amounts of energy.

Coal

We purchase anthracite coal from local suppliers and import bituminous coal from suppliers mainly in Colombia, in each case at spot market prices. Anthracite coal tends to be less expensive than bituminous coal. We store coal at our premises and in our warehouse facility adjacent to the Salaverry port, located approximately 130 kilometers south of our Pacasmayo facility, where we have sufficient stock of bituminous coal to maintain our production levels for the next year.

In December 2009 and February 2010, we entered into option agreements to acquire coal mining concessions to secure a steady and reliable source for our coal requirements and to reduce our energy costs related to coal. We recently exercised certain options under these agreements to acquire coal mining concessions for 908.45 hectares near our Pacasmayo facility for a total purchase price of US$4.5 million, which we recorded and paid in full October 2011. We have until April 2014 to exercise our remaining options to purchase an additional coal mining concession for 501.24 hectares for US$1.0 million.

Electricity

As of September 30, 2011, all of the electricity requirements for our Pacasmayo facility were supplied by Electroperú and Kallpa and for our Rioja facility by ELOR.

We have a long-term electricity supply contract with Electroperú for a term of ten years, ending in December 2020. Electroperú has agreed to provide us with sufficient energy to operate our Pacasmayo facility at pre-determined maximum amounts during the term of the contract. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. purchase price index, the global price of oil, the local price of natural gas and the import price of bituminous coal.

We also have an electricity supply contract with Kallpa that ends in July 2012. We expect that, upon termination of our contract with Kallpa, all of our energy needs at our Pacasmayo facility will be supplied by Electroperú. Kallpa supplies our Pacasmayo facility with 16 megawatts of electricity at peak hours and nine megawatts at non-peak hours. Payments are determined according to a formula based on our consumption and certain market variables, plus transmission tolls, which are determined and published by the Energy and Mining Supervising Agency (Organismo Supervisor de la Inversión en Energía y Minería).

In addition, we have a long-term electricity supply contract with ELOR to supply the Rioja facility for a term that ends in November 2016. ELOR supplies the Rioja facility with 3.4 megawatts of electricity at peak hours and 3.7 megawatts at non-peak hours. Payments for electricity are based on a formula that takes into consideration our energy consumption and certain market variables, such as the U.S. dollar price, the local price of natural gas, the global price of oil and the import price of bituminous coal.

Other production materials

We use other materials in the cement production process, including paper bags to package cement, which we purchase principally from suppliers in Peru, Ecuador and Austria; plastic bags used to package limestone, which we purchase from various suppliers in Ecuador, Peru and Chile; and water to cool the kiln exhaust gases and for our crushing operations at our Acumulación Tembladera quarry, which we obtain principally from a well located at our Pacasmayo facility and from the Jequetepeque river. Water used in our production process is maintained in a closed system at our plants and re-processed for utilization in our production process.

Consumer base

The retail cement sector in Peru is characterized by households that purchase single bags of cement to gradually build or improve their homes with little or no professional assistance. This sector is known as auto-construcción. Families in this sector tend to invest a large portion of their savings in building or improving their own homes. Auto-construcción is often conducted with the help of a builder (maestro de obra) who generally has experience in construction. Our retail marketing plans typically target the maestro de obra who is usually the decision maker when buying cement and other related construction materials.

We also sell directly to small, medium and large private construction companies working on a variety of construction projects, from housing complexes to commercial developments. In the public sector, we sell to national, regional and local governments carrying out including housing complexes and public construction, ranging from local schools and hospitals to large irrigation projects.

Sales and distribution

Distribution

Our market extends from the Ecuadorian border in the north of Peru to the city of Barranca in the south (approximately 180 kilometers north of Lima), to the Andes mountains in the east and the Pacific Ocean in the west. Our market covers the provinces of Amazonas, Cajamarca, La Libertad, Lambayeque, Piura and Tumbes in the north; and San Martín and Loreto in the northeast.

Our Pacasmayo facility supplies the entire northern region of Peru from Tumbes to Casma and Huarmey. Our Rioja facility supplies the cities of Jaen, Chachapoyas, Pedro Ruiz, Nuevo Cajamarca, Rioja, Moyobamba, Tarapoto and Yurimaguas.

In 2010, approximately 92% of our total cement shipments were in the form of bagged cement, substantially all of which was sold through retailers both within and outside of our distribution network. The remaining 8% of our cement was sold in bulk or in shipments of concrete blocks or ready-mix concrete directly to large construction companies.

We have developed one of the largest independent retail distribution networks for construction materials in Peru, consisting of more than 130 local hardware stores, with whom we have a distribution agreement. In addition, we also distribute to 160 other independent retailers located throughout the northern region of Peru with whom we do not have contractual relationships. We have built our distribution network by investing in strengthening our relationship with retailers.

Additionally, we sell and distribute other construction materials manufactured by third parties that are used with cement, such as steel rebar, plastic pipes and electrical wires, among others.

Marketing and brand awareness

We use our distribution network, together with our strategically located local commercial offices, to promote our products and brands, as well as to keep us informed of market developments. We believe our distribution network has enabled us to build strong recognition for our Pacasmayo brand among maestros de obra, retailers and end consumers which we believe is important to our business, particularly because our cement is principally sold in bags to retail consumers.

Our marketing expenses in 2010 were approximately S/.5.2 million, or 0.6% of our net sales. Historically, our marketing strategy has been to develop brand loyalty by providing high-quality products, tailored to the needs of our customers, and customer service accompanied by complimentary training for the maestros de obra, who are typically the decision makers in the auto-construcción segment.

To maintain and improve our relationship with retailers, we have developed several loyalty and incentive programs designed for our distribution network. For instance, members of our distribution network can redeem points for various prizes, ranging from computers to trucks. We have also partnered with Scotiabank to provide our customers with small loans to help finance the purchase of our products.

Research and development

As of September 30, 2011, our research and development group consisted of seven geologists and six scientists. Our research and development team is mainly focused on developing (i) an ideal mix of additives for our cement products in an effort to reduce the amount of clinker material in our cement; (ii) other concrete products with various practical applications, and (iii) products with specific characteristics that meet market demands. We believe our research and development department is an integral part of our strategy to develop innovative cement products by continuously studying the chemical composition of cement and making it adaptable to the requirements and specific needs of our end consumer.

Phosphate project

Overview

In 2007, we acquired a diatomite concession (Bayóvar No. 9) located in Bayóvar in the northwest of Peru. Diatomite is a raw material that we use in our cement production. In performing drill tests to extract diatomite at the Bayóvar field, our team of geologists discovered phosphate rock deposits, a chemical component used primarily as a fertilizer in the agricultural industry.

We have commissioned external experts to develop a definitive mining plan and basic engineering study for the Bayóvar No. 9 concession. In addition, we have commissioned a provider of mining services to conduct pre-pilot tests which were completed in the third quarter of 2011. We have completed optimization studies and are currently undertaking further studies with respect to phosphate development. Based on these results, we plan on determining parameters for a pilot test, which we expect to complete by the third quarter of 2012, followed by basic engineering studies in 2012. If the feasibility studies suggest that the Bayóvar field could be profitably developed and we are able to commercialize the available phosphate, we expect this project will be operational within the next three to five years.

We are analyzing the possibility of constructing a port near Bayóvar to be able to export phosphate materials.

We recently sold a 30.0% equity interest in our subsidiary Fosfatos, which focuses on our phosphate operations, to an affiliate of Mitsubishi, a global integrated business enterprise listed on the Tokyo Stock Exchange that develops and operates businesses across multiple industries, for an aggregate purchase price of approximately US$46.1 million. Mitsubishi is a world leading marketer of phosphate-derived products. In connection with the sale, Mitsubishi entered into an off-take agreement to purchase Fosfatos' production of phosphate ore. Under the off-take agreement, Mitsubishi agreed to purchase, once we begin production, 2.0 million metric tons of phosphate ore annually, and has the option to purchase an additional 0.5 million metric tons annually, to the extent we choose not to sell it to the Peruvian market, at a price to be determined pursuant to an agreed upon formula based on prevailing market prices. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for an additional 5 years upon expiration. In connection with the investment, we agreed to provide the Mitsubishi affiliate with certain minority protection rights. We and the Mitsubishi affiliate have also agreed to finance the construction of the first phosphate mine by obtaining third party project financing to the extent possible. In addition, Fosfatos has established a dividend policy to pay dividends annually in an amount not less than 75% of its net profits subject to availability of cash reserves, unless agreed otherwise by the shareholders.

Property location, access, topography and climate

Our Bayóvar No. 9 concession is located in the Piura province, approximately 950 kilometers north of Lima. The site can be accessed from Piura by vehicle mainly through paved roads. The Bayóvar region is a part of the Peruvian coast in the desert of Sechura. The climate is hot and dry, with temperatures ranging between 22°C and 28°C and average moisture of 78%. The region experiences a cold season between June and September and a warm/rainy season between January and April. Annual rainfall in the region is approximately 100 millimeters. The map below illustrates the location of our Bayóvar concession.

History

The Bayóvar No. 9 concession was originally granted in 1969 by a government decree to Minero Perú S.A. ("Minero Perú"), which was a government-owned corporation created to develop mining activities and related industrial activities. In 1992, Activos Mineros S.A.C., another government-owned corporation ("Activos Mineros") (formerly Empresa Regional Minera Grau Bayóvar S.A.) acquired the concession from Minero Perú.

Mining concession

In August 2007, we entered into a purchase agreement with Activos Mineros to acquire the right to develop the Bayóvar N°9 concession, which we obtained in a public auction for US$110,000, plus US$1.50 per metric ton of extracted diatomite from the Bayóvar field.

The term of the concession is indefinite, provided we pay an annual concession fee and meet minimum annual production requirements. Failure to pay such fees in a timely manner for two consecutive years will cause us to forfeit our concession rights. Under the purchase agreement, we were required to meet a minimum production of 40,000 metric tons of diatomite in 2010, which we satisfied. On the third anniversary of the purchase agreement and thereafter, we are required to produce a minimum of 80,000 metric tons of diatomite per year. The concession also gives us the right to exploit other metallic and non-metallic ores, such as phosphate rock.

Under Peruvian law, a mining concession does not grant us the right to use the surface land, as it belongs to the local community. We have entered into a 30-year term agreement with the community of San Martín de Sechura, under which we agreed to make a one-time payment of US$110,000 in consideration for the right to use the surface land (including the right to obtain minerals from the land) and a related easement to access required areas for development. In addition, we have agreed to pay US$1.50 per metric ton of extracted diatomite to the community of San Martín in connection with the concession. If we extract phosphate deposits in the future, we are also required to pay Activos Mineros and the San Martin local community corresponding payments with respect to phosphate sales based on a pre-determined formula.

Royalties

Under the new Peruvian Royalty Mining Law, once we begin exploiting these mineral resources, we will be required to pay mining royalty taxes to the Peruvian government on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on our operating profit margin that is applied to our operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of our net sales, in each case during the applicable quarter. See "Industry and regulatory matters—Regulatory matters—Mining regulations."

Description of rock formation

The Sechura desert located in the north of Peru is substantially covered with the Zapallal marine formation from the Tertiary period, and with a relatively thin sand overburden. The western Sechura desert is underlain by a thick series of marine sediments that range in age from Miocene to Pliocene and are deposited in a shallow north-trending basin between the Andes and Illescas Mountains. They are overlain by alluvium and windblown sand of recent age interrupted by Pliocene strata and underlain by older Miocene strata.

The oldest units in the stratigraphic column are rocks dating back to the Pre-Cambrian and Paleozoic periods. The Cenozoic units are composed by carbonatic sandstones, lutites and mudstones, bituminous lutites, conglomeratic sandstones interbedded with impure limestones and phosphate sediments. Coquine and Aeolian deposits remain in the upper portion of the stratigraphic column.

Exploration activities

From 2008 to 2010, we commissioned an external consultant to conduct diamond drill campaigns. A total of 185 holes ranging in depth from approximately 80 to 90 meters were completed. The first campaign covered an area with a regular grid of approximately 800 × 800 meters and infill drilling of approximately 550 × 550 meters. The second campaign, based on the results of previous drilling samples and analysis, included 29 holes in a grid of 350 × 350 meters with 2,327 meters drilled inside the envelope. Based on drilling samples and analysis obtained from the previous drilling campaign, the second campaign covered the areas where the data suggested had the highest potential value to justify developing a mine. As of September 30, 2011, we had drilled a total of 5,200 hectares with approximately 550 meters between holes.

Sample analysis and assays based on drilling were conducted by a chemical company based on accepted international industry standards. In addition, we commissioned Golder Associates Peru S.A. to carry out and develop a geological survey and model. To undertake the survey, 13 points of geodesic GPS control were located in the field, spaced in the area according to requirements. Statistical analysis was carried out to compare the correlation between the original data (drill hole logs) and the interpreted data (block model/geological model).

Mineralized material estimates

Based on an independent report, dated August 2011, prepared by Golder Associates Peru S.A., the following table summarizes the estimated mineralized material at our Bayóvar concession as of the date of this prospectus:

	Million metric tons	P2O5 Average grade

Wet density	541.4	18.5%
Dry density	408.2	18.7%

Brine project

Overview

We are planning on developing our brine concessions located in the coastal region in the north of Peru, consisting of approximately 136,230 hectares of land. Brine is a highly concentrated water solution of common salt, which can be processed to obtain chemical components, such as potassium chloride, magnesium chloride, salt and bromine. In July 2011, we created Salmueras with our minority partner Quimpac to develop our combined brine concessions consisting of Ñamuc, Cañacmac and El Tablazo. We hold a 74.9% equity ownership interest in Salmueras and Quimpac owns the remaining 25.1%. We have committed total capital investments of US$100 million during the course of the project. If our feasibility studies suggest that the identified brine deposits could be profitably developed, we expect this project will be in operation in the next three to five years.

Project location and access

The brine deposits are located in the northern coastal region of Piura and Lambayeque. Salmueras has concession rights to explore and develop these fields which are accessible by vehicle from the city of Piura and Chiclayo.

History

Between 1961 and 1965 Minero Perú conducted exploratory work at the brine fields, including 150 drills and 16 wells and analyzed more than 300 chemical samples, in conjunction with a pump test of the wells and channels. Other than these exploratory works, no prior operations have been conducted in the fields.

Description of brine formation

The brine deposits in Lambayeque and Piura have been formed by a mix of successive sea floods into the continent along with rain water, caused by the climate phenomenon of El Niño and La Niña. Over a period of thousands of years, the water percolated into the sand, evaporated and eventually generated brine deposits with a high concentration of salt and other chemicals substances, such as potassium chlorine, magnesium chlorine, sodium chlorine and bromine.

Mining concessions

Brine concessions held by Salmueras may be divided in the following three areas:

El Tablazo.    El Tablazo comprises an aggregate of 69 concessions with a total area of 63,998 hectares, located in the district of Morrope, in the department of Lambayeque.

Ñamuc.    Ñamuc comprises a group of 62 concessions with a total area of 50,774 hectares located in the district of Sechura, department of Piura.

Cañacmac.    Cañacmac comprises an aggregate of eight concessions with a total area of 21,459 hectares, located between the departments of Piura and Lambayeque.

Each of these concessions gives us the right to explore and exploit minerals for an indefinite term, provided we pay the annual concession fee and meet minimum annual production requirements. Mining concession titles do not give us the right to use the surface land where the concessions are located, which belongs to the local communities. We have obtained permission to explore the fields from the respective local communities and will negotiate surface land rights with the local communities in due course.

Exploration activities

Salmueras Sudamericanas is currently performing exploratory works, such as drilling, pumping and laboratory tests, in order to estimate the extent of brine deposits contained in our concessions. Salmueras Sudamericanas has commissioned K-UTEC AG Salt Technologies, a German consulting company with more than 50 year of experience in potash and salt industries, to (i) undertake an exploration and concept development of the brine project, (ii) conduct deposit data analysis and calculations and (iii) develop the entire process design. We expect that the mineralized material calculation report will be completed in the first quarter of 2012. Salmueras Sudamericanas has also commissioned the basic engineering studies and we expect that the first phase of those studies report will be completed in the third quarter of 2012. Once Salmueras Sudamericanas obtains this report, we will consider whether to commission an engineering firm to conduct a feasibility study.

Glossary of technical terms

You may find the following definitions helpful in your reading of this prospectus.

"grade" is the amount of minerals in each ton of ore.

"hectare" is a metric unit of area equal to 10,000 square meters (2.47 acres).

"mineralized material" means a mineralized ore that has been delineated by appropriately spaced drilling or underground sampling to support a sufficient tonnage and average grade of minerals. Such a deposit does not qualify as containing reserves, until a comprehensive evaluation based on unit cost, grade, recoveries, and other material factors establishes legal and economic feasibility.

"probable reserves" are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

"proven reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings on drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

"reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Quality control

In Peru, cement production is subject to standardization (normalización) regulations approved by the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or "INDECOPI"). Although the standardization regulations are not mandatory, they are useful in achieving an optimum level of management. As of the date of this prospectus, there are 81 standardization regulations approved by INDECOPI in connection with the production of cement and its commercialization. We are currently in compliance with all standardization regulations applicable to our products.

We have established a quality assurance program in accordance with ISO Standard 9001-2008, certified by SGS del Perú S.A.C., a company that provides inspection, verification, testing and certification services.

We monitor quality at every stage of the cement production process. In our Pacasmayo and Rioja facilities, we periodically test the quality of our raw materials. These tests include chemical, physical and x-ray tests. We perform similar examinations of the clinker we produce. Additionally, we also perform regular quality tests on our finished products.

We have a quality control area with computerized systems to access real-time information on the quality of our products. As part of our quality control process, we monitor the performance of our different cement products, monitor the performance of additives in our cement and review monthly statistical analysis on the resistance of cement, among other things.

Competitive position

Peru's cement production is segmented into three principal geographic regions: the northern region, the central region, including Lima's metropolitan area, and the southern region. We are the only cement manufacturer in the northern region of Peru. Cementos Lima and Cemento Andino principally serve the central region and Cementos Yura and Cementos Sur operate in the southern region. In 2010, we sold approximately 1.8 million metric tons of cement, representing an estimated 21.3% share of Peru's total domestic cement shipments, and substantially all the cement consumed in the northern region of Peru.

Properties

We own our office at our headquarters in Lima, Peru, at Calle La Colonia 150, Urbanización El Vivero, Surco. We also own our plants, warehouses, transportation facilities and the office space at our production facilities, including our workers' facilities occupying approximately 50,000 square meters at our Pacasmayo facility and a warehouse occupying approximately 25,000 square meters at the Salaverry port facility.

Insurance

We maintain a comprehensive insurance program that protects us from certain types of property and casualty losses. Our plants and equipment are insured against losses. Additionally,

our insurance policy provides coverage for business interruption in our cement manufacturing facilities. We also purchase commercial insurance to cover risks associated with workers' compensation and other general liabilities. We believe our insurance programs and policy limits and deductibles are appropriate for the risks associated with our business and are in line with the insurance policies of similar cement manufactures that operate in Peru.

Employees

As of September 30, 2011, we had a total of 1,433 permanent employees. The following table sets forth a breakdown of our employees by category as of the periods indicated.

	As of December 31,			As of September 30, 2011
	2008	2009	2010

Management	17	17	15	17
Administrative personnel	636	748	780	852
Plant workers	603	511	606	564

Total	1,256	1,276	1,401	1,433

As of September 30, 2011, approximately 16% of our employees were members of the Sindicato Único de Trabajadores de Cementos Pacasmayo, a labor union that represents its members in collective bargaining negotiations. Our management and administrative personnel are not members of a labor union. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by a collective bargaining agreement that is renewed annually. We completed the 2011 collective bargaining negotiations in March 2011.

Under Peruvian law, it is illegal to lay off employees without cause or without following certain formal procedures. In addition, employees who are laid off are entitled to severance payments upon termination of their employment in an amount equal to one and a half month's salary for each full year of work performed with a maximum payment equal to one year's salary. Pursuant to Peruvian labor laws, we are required to deposit funds for the benefit of employees in an amount equal to one month's salary per year worked. The funds are intended to support employees when they resign or their employment is terminated.

Our employees are enrolled in either the national public pension fund or a privately managed pension fund. For employees enrolled in the national public pension fund, we must make monthly contributions to the national public pension fund in an amount equal to 9% of an employee's annual salary. For employees enrolled in a private social pension plan, the employee must contribute approximately 10% of its salary to the fund and 3% to pay for expenses. As of September 30, 2011, approximately 12% of our employees were enrolled with the national public pension fund and 88% with a private social pension plan.

We believe we have a good relationship with our employees. In the past, we have not experienced any material strikes, work stoppages or any other significant disruptions.

Legal and administrative proceedings

From time to time, we may become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings.

Social responsibility projects

We are committed to the development and quality of life of communities that surround the area where we operate. We have developed a good relationship with the local communities surrounding our plant facilities since we started operations in Pacasmayo. We have a number of social responsibility programs aimed at improving health and education in the area. Below is a brief description of a few of our social initiatives.

Tecsup.    Tecsup is a leading not-for-profit institute in Peru that provides technical education to high-school students. It was founded by the family of our controlling shareholder, and we support it by providing financial aid and scholarships to promising high school students living near our plants to study at the Trujillo campus of Tecsup. Through its three campuses in Peru, Tecsup has graduated over 6,000 students in various technical fields, some of whom now work for us and our affiliated companies.

Center for technological training.    We have a training center at our facility where we teach students and adults business and technical skills. Our center is staffed with instructors from Tecsup. The goal of the center is to help develop the professional skills of the local population, especially of students and teachers at the educational institutions in the town of Tembladera. In 2010, this program benefited 780 students and 240 teachers.

Teaching improvement.    This program seeks to enhance the teaching skills of teachers in the surrounding communities by providing courses and seminars especially designed for that purpose. The program is entirely funded by us and in 2010 benefited approximately 100 school teachers.

Amazonian Paiche project.    As one of our social responsibility programs, in 2006 we decided to study ways to reproduce the paiche (arapaima giga), an ancient native Amazonian fish species, which was on the verge of extinction. After years of scientific study and testing, we have been able to successfully breed this species in captivity and obtain thousands of fish alevines. We are now focused on a commercial effort to make this program sustainable with the close collaboration of the Amazonian local communities.

 Management

General

Our business and affairs are managed by the board of directors in accordance with our by-laws and Peruvian Corporate Law No. 26,887 ("Peruvian Corporate Law"). Our by-laws provide for a board of directors of between seven and eleven members. Between three and five alternate directors may be elected by the shareholders to act on behalf of any director who is absent from meetings or who is unable to exercise his or her duties, when and for whatever period fixed by the chairman of the board. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at a shareholders' meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of nine directors and three alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders' meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman.

The board of directors typically meets in regularly scheduled bi-monthly meetings and when called by the chairman of the board or a person representing the chairman. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

Duties and liabilities of directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law N° 29,720, as of June 26, 2011, directors of companies listed on the Lima Stock Exchange are also strictly liable for any damages caused as a result of any transactions in which they were involved and which resulted in damages or other losses to the corporation. A director cannot be found liable if the director expressed disagreement at the time the vote was cast or upon learning of such transaction and if there is a record expressing such opposition.

Our by-laws prohibit a director from voting on matters in which such director has an interest. In addition, Article 180 of the Peruvian Corporate Law requires a director with a conflicting interest on a specific matter to disclose such interest and abstain from the deliberation and decision-making process with respect to such matter. A director who violates this requirement is liable for any damages caused to us and may be removed by a majority of the board of directors upon request of any member of the board or by a majority vote of the shareholders.

Board of directors

The following sets forth our directors and alternate directors and their respective positions as of the date of this prospectus. All directors, with the exception of Ms. Ochoa-Brillembourg, were elected at our annual shareholders' meeting held on March 30, 2011, and their term expires on March 30, 2014, the third anniversary from the date of election. Ms. Ochoa-Brillembourg was elected on October 10, 2011 and her term expires on October 10, 2014.

Name	Position	Year of birth

Eduardo Hochschild Beeck	Chairman of the Board	1963
Lino Abram Caballerino	Vice Chairman of the Board	1946
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Rolando Arellano Cueva	Director	1952
Gianfranco Castagnola Zúñiga	Director	1959
Roberto Dañino Zapata	Director	1951
Hilda Ochoa-Brillembourg	Director	1945
José Raimundo Morales Dasso	Director	1946
Dionisio Romero Paoletti	Director	1965
Manuel Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Robert Patrick Bredthauer	Alternate director	1947
Juan Inchaustegui Vargas	Alternate director	1938

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Calle La Colonia 150, Urb. El Vivero, Surco, Lima, Peru.

Eduardo Hochschild Beeck.    Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a bachelor degree from Tufts University, Boston, U.S.A. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of IPSA, vice chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Lino Alfredo Abram Caballerino.    Mr. Abram has been a director since March 1989 and is currently the Vice Chairman of the Board. He is a Chemical Engineer graduated from Universidad Mayor de San Marcos and has a master degree in business administration from Escuela Superior de Administración de Negocios-ESAN. In addition, Mr. Abram serves as Director of IPSA, Salmueras and Cementos Selva S.A. He is member of the Executive Committee of ASOCEM. He has previously served as a director of other companies and institutions such as Corporación Financiera de Desarrollo S.A., Tintaya S.A., Minpeco S.A., Hierro Perú S.A., Sider Perú S.A. and the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Abram has also been Finance and Planning Manager of Minero Peru S.A. and Executive President of Inversiones Cofide S.A. Mr. Abram was Chief Executive Officer of the Company until April 2011.

Humberto Reynaldo Nadal Del Carpio.    Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our director since March 2008 and Chief Executive Officer since April 2011. He has a bachelor degree in economics from Universidad del Pacífico and a master degree in business administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos and Salmueras. He has also been Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager, a position he held until May 2007. Mr. Nadal has also served as Business, Administration and Finance Manager of Instituto Libertad y Democracia and Chief Executive Officer of Socosani S.A.

Rolando Antonio Arellano Cueva.    Mr. Arellano has been a director since March 2011. He has a degree in psychology from Pontificia Universidad Católica del Perú, a masters in business administration from ESAN and a Ph.D. in marketing from Grenoble University, France. In addition, he is the founding partner and serves as Chairman of the Board of Arellano Investigación de Marketing S.A., is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and previously was director of the Marketing Department and the International Business Program of Laval University, Quebec, Canada.

Gianfranco Castagnola Zúñiga.    Mr. Castagnola has been a director since March 2003. He has a degree in economics from Universidad del Pacífico and a master in public policy from Harvard University. Mr. Castagnola also serves as Executive President of Apoyo Consultoría S.A.C., Chairman of the Board of AC Capitales Sociedad Administradora de Fondos de Inversión S.A., and Director of Scotiabank Perú S.A.A., Saga Falabella S.A., Austral Group S.A.A., Lima Airport Partners S.R.L., Camposol S.A., Maple Gas Corporation del Perú S.A., Redesur S.A., Inmobiliaria Koricancha S.A. and other non-for-profit organizations. He served as a member of the board of the Central Bank of Peru from to 1996 to 2001.

Roberto Dañino Zapata.    Mr. Dañino has been a director since 1995. In July 2001, he resigned from our board of directors to join the Peruvian government as prime minister. He rejoined our board of directors in June 2008. He holds law degrees from Pontificia Universidad Católica del Perú and Harvard Law School. He has also served as ambassador to the United States of America and Senior Vice President and General Counsel of the World Bank. In addition, he was a partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He currently is Vice Chairman of the Board of Hochschild Mining plc and Chairman of Fosfatos and a board member of Salmueras, as well as an independent director of Mibanco, Grupo RPP, PetroNova, Gold Fields International, Gold Fields La Cima S.A. and AFP Integra, among others.

Hilda Ochoa-Brillembourg.    Ms. Ochoa-Brillembourg was appointed as a director in October 2011. She has a bachelor of science degree in economics from the Universidad Católica Andres Bello of Venezuela and a masters degree in public administration and a doctorate in business administration from Harvard University. She is the founder, and since 1987 has been the President and Chief Executive Officer, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is on the board of directors of General Mills, the Fulbright Association, Research Foundation of CFA Institute, Emerging Markets Investment Corporation, Emerging Markets Management, LLC, the Atlantic Council of the United States and McGraw-Hill, where she is also a member of its audit and financial policy committees.

José Raimundo Morales Dasso.    Mr. Morales has been a director since March 2008. He has a bachelor degree in economics and management from Universidad del Pacífico and a Masters degree in Business Administration from the Wharton Business School—University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of the Peruvian Institute of Economics and of Salmueras, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the board of directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A., JJC Contratistas Generales, and Confederación Nacional de Instituciones Empresariales Privadas-CONFIEP.

Dionisio Romero Paoletti.    Mr. Romero has been a director since March 2005. He has a degree in economics from Brown University and a master degree in business administration from Stanford University. He currently serves as Chairman of the board of directors of Credicorp Ltd., Banco de Crédito del Perú—BCP, and Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros since April 2009. In addition, Mr. Romero is Chairman of the Board of Directors of the companies that compose Grupo Romero, the most important of which are Alicorp S.A.A., Compañía Universal Textil S.A., Compañía Almacenera S.A., Consorcio Naviero Peruano, Industrias del Espino S.A. and Palmas del Espino S.A and he is also Vice-President of Inversiones Centenario S.A. and Director of Hermes Transportes Blindados and Banco Crédito Inversiones—BCI.

Manuel Ferreyros Peña.    Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is currently also a board member of Corianta S.A. and Fosfatos. Mr. Ferreyros has a bachelor degree in business administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a masters in business administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros.

Robert Patrick Bredthauer.    Mr. Bredthauer has been an alternate director since March 2003. He has a bachelor degree in business administration from Hochschule St. Gallen and a commerce degree from the Ecole Superieure de Commerce, LaNauville, and the Ecole Superieure de Commerce, Lausanne. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional accountant for Holderbank Management and Consulting in Nyon, Switzerland.

Juan Victoriano Inchaustegui Vargas.    Mr. Inchaustegui has been a director since August 1995. He has a degree in mechanics and electric engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian minister of energy and mines from March 1984 to March 1985, the minister of tourism and industry from February to July 2001, and he also served as a senator of the Republic of Peru from 1990 to 1992. From 1981 to 1984, he was the Chief Executive Officer of Electroperú S.A. In addition, he serves as President of Asociación Promotora TECSUP, a member of the board of directors of other companies and is a member of the Peruvian Academy of Engineering.

Board committees

We have three board committees comprised of members of our board of directors.

Executive committee

Our by-laws require that we delegate an executive committee composed of three to five members of the board of directors. Mr. Eduardo Hochschild, Mr. Roberto Dañino, Mr. Raimundo Morales, Mr. Lino Abram and Mr. Humberto Nadal are currently members of our Executive Committee. Our Executive Committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Our Executive Committee also performs the functions of a nominating, corporate governance and compensation committee.

Antitrust best practices committee

The antitrust best practices committee is composed of three members: Mr. Humberto Nadal, Mr. Lino Abram and Mr. Rolando Arellano. The Antitrust Best Practices Committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Audit committee

Our audit committee is currently composed of three directors. The current members are Ms. Hilda Ochoa-Brillembourg, who is the Chairman of the audit committee, Mr. Raimundo Morales Dasso and Mr. Gianfranco Castagnola Zúñiga. Ms. Hilda Ochoa-Brillembourg and Mr. Gianfranco Castagnola Zúñiga qualify as independent in accordance with the SEC rules applicable to foreign private issuers. Ms. Hilda Ochoa-Brillembourg also qualifies as a financial expert under the SEC rules. The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors; the resolution of any disagreements between management and our external auditors; informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Executive officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current officers of the company and their respective positions:

Name	Position	Year of birth	Year of appointment

Humberto Nadal Del Carpio	Chief Executive Officer	1964	2011
Carlos Pomarino Pezzia	Vice President Cement Business	1962	2009
Manuel Ferreyros Peña	Chief Financial Officer	1966	2008
Jorge Javier Durand Planas	General Counsel	1966	2008
Juan Manuel Yamamoto Shishido	Controller	1966	2006
Juan Guillermo Teevin Vasquez	Operations Manager Cement Business	1955	2005
Rodolfo Ricardo Jordan Musso	Commercial Manager Cement Business	1952	2009
José Luis Arevalo Vega	New Projects Manager	1955	2005
Joaquin Larrea Gubbins	Corporate Development Manager	1974	2011
Carlos Paul Cateriano Alzamora	Human Resources Manager	1957	2006

The following sets forth selected biographical information for each of our executive officers:

Humberto Reynaldo Nadal Del Carpio.    See "—Board of Directors."

Carlos Julio Pomarino Pezzia.    Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in economic engineering from Universidad Nacional de Ingeniería and a masters degree in business administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as manager of administration and finance at Comercializadora de Alimentos S.A. and as chief financial officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Ferreyros Peña.    See "—Board of Directors."

Jorge Javier Durand Planas.    Mr. Durand has been our General Counsel since September 2008. Previously, he was legal vice president and general counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a master in business administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as chief executive officer of our subsidiary Corianta S.A. and as board member of Zincore Metals Inc. and Salmueras.

Rodolfo Ricardo Jordan Musso.    Mr. Jordan has been our Commercial Manager Cement Business since June 2009. He has a degree in civil engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as chief executive officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Juan Manuel Yamamoto Shishido.    Mr. Yamamoto has been our Controller since 2006. He has a degree in public accounting from the Pontificia Universidad Católica del Perú and a master degree in business administration from Universidad San Ignacio de Loyola. Prior to joining the Company he served as chief financial officer of EDELNOR S.A.A. from 2002 to 2005, and from 2005 to 2006 as a deputy officer of treasury and accounting of EDEGEL S.A.A.

Juan Guillermo Teevin Vasquez.    Mr. Teevin has been our Operations Manager Cement Business since June 2005. He has a degree in mechanical engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management.

José Luis Arévalo Vega.    Mr. Arévalo has been working for the company since 1976 and is currently serving as New Projects Manager. He has a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Project Financial Management Program at UPC. Mr. Arévalo has served as Operating Officer of the company from 1998 to 2005, as Operations Vice-President of Zemex Corp. From 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Joaquin Larrea Gubbins.    Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a masters in business administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He has served as our Zinc Business Manager for one year and as our Corporate Finance Head for five years.

Carlos Paul Cateriano Alzamora.    Mr. Cateriano has been our Human Resources Manager since September 2006. He has a degree in mechanical engineering from the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as the Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polimeros y Adhesivos S.A. from 1995 to 1998. Mr. Cateriano also worked at Corporación Andina de Desarrollo from 1987 to 1994 and at Fábrica de Calzado Peruano from 1985 to 1987.

Compensation of directors and executive officers

In 2010, total compensation paid to members of our board of directors and executive officers amounted to S/.29,487,000. This compensation included payments made in connection with the workers' profit sharing plan under Peruvian labor laws, which require us to distribute between 8% and 10% of our annual income, net of taxes, to all employees, including our executive officers. See "Industry and regulatory matters—Labor regulations" for additional information on the profit sharing regulatory requirements.

We recently decided to pay each of our directors a yearly compensation of US$ 200,000 (US$400,000 in the case of our Chairman), beginning in 2011. In addition, compensation paid to certain of our directors for serving on board committees will be, in aggregate per year, not higher than the total amount paid to our directors for serving on our board of directors. Director compensation must be approved by a majority of shareholders at our annual shareholders' meeting.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or executive officer after expiration of his or her term.

Executive compensation plan

Our business operates in a competitive environment where highly trained professionals and executives are in demand. The recent growth in the Peruvian economy has created new opportunities resulting in additional competition for local talent. As a result, we have recently designed a compensation plan to retain our key executives and attract new executives with the skills and experience required to achieve our strategic objectives and create long-term value for our shareholders. We believe that executive compensation should reward individual performance and the achievement of our strategic objectives.

Our executive compensation plan has been designed to achieve the following primary objectives:

•
recruit, retain and incentivize highly talented and dedicated executives with the skills and experience required to manage and operate our business and create long-term value for our shareholders;

•
provide our executive officers with compensation opportunities that are fair, reasonable and competitive in the market;

•
compensate based on our performance and individual performance;

•
promote transparency by using clear and straightforward compensation metrics; and

•
align the interests of our executive officers with the interests of our shareholders, both in the short-term and long-term.

Our executive compensation plan is in addition to workers' profit sharing requirements applicable to all of our employees, including our executive officers, under Peruvian labor laws.

Following this offering, we expect that these objectives will continue to be our primary executive compensation goals. Our compensation plan has been designed to compensate our executives with a base salary, a cash bonus incentive and other benefits that we believe are fair and equitable to us and our shareholders and competitive in the market. We believe that the combination of salary, cash bonus incentive and other benefits will distinguish us from other companies in the cement industry in Peru, and serve as an important retention tool as we compete for executive talent. We also believe that it will provide an appropriate compensation structure to retain our executives, reward them for individual performance, and induce them to contribute to the creation of long-term value.

Components of executive compensation

The key components of our executive compensation plan are:

•
base salary;

•
short-term cash bonus incentives (convenio de participación voluntaria en utilidades); and

•
long-term cash bonus incentives.

We believe that the use of few and straightforward compensation components promotes the effectiveness and transparency of our executive compensation plan and enables us to be competitive. No formula or specific weightings or relationships are used to allocate the various components in our executive compensation plan. Each component has an important role in implementing our executive compensation philosophy and in meeting the executive compensation objectives described above.

Base salary

We provide our executive officers and other employees with a base salary to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries provide stable compensation to executives, allow us to recruit and retain highly talented and dedicated executives and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance.

Short-term cash bonus incentives (convenio de participación voluntaria en utilidades)

As a key component of our compensation plan, we currently provide our executive officers the opportunity to earn annual cash bonuses based on the achievement of our short-term business objectives. As additional cash compensation that is contingent on achieving our business objectives, cash incentives augment the base salary component while being tied directly to corporate and individual performance objectives.

Long-term cash bonus incentives

In addition, as a tool to promote retention of our executive officers, we have implemented a deferred cash incentive program that we believe aligns compensation with corporate performance, allows us to recruit and retain competent executive talent, and rewards for superior performance measured over the long-term. Our plan provides for the payment of bonuses in addition to the annual bonuses that are paid to our executive officers.

Our long-term bonus incentive program features the following key components:

•
available to senior executives who have been employed by our company for at least four years;

•
at the end of each year, the cash bonus will be accrued in a "personal virtual account" for the benefit of the relevant executive;

•
on the fifth anniversary of the creation of the bonus plan, the relevant executive will receive the amount accrued during the first four years;

•
additional annual bonuses will be accrued for the following four years and a final payout will be made at the end of the eighth year from the creation of the plan; and

•
if the employee decides to voluntarily leave the company before a scheduled distribution, he will not receive this compensation.

Our plan provides that the executive must meet the following eligibility criteria:

•
must be no older than 58 years at the time his or her participation in the incentive program begins;

•
must have at least four years of employment with either our company, or our subsidiaries or affiliates;

•
is a professional who is deemed to have characteristics that are attractive to the market; and

•
the executive's departure is deemed by the board of directors or a committee thereof to have an adverse effect on our performance.

Share ownership

As of January 10, 2012, the most recent date for which information is available, persons who are currently members of our board of directors and our executive officers held as a group 544,943 of our common shares and no investment shares (not including common and investment shares held by Mr. Eduardo Hochschild through IPSA). This amount represented less than one percent of our outstanding share capital as of January 10, 2012. Mr. Eduardo Hochschild through IPSA indirectly controls 283,372,274 common shares and 16,753,544 investment shares.

Mr. Dionisio Romero, Mr. Humberto Nadal, Mr. Raimundo Morales, Mr. Lino Abram and Mr. Carlos Pomarino own individually and in the aggregate less than 1% of our common shares.

Principal shareholders

As of January 25, 2012, our issued and outstanding share capital was composed of 419,977,479 common shares. In addition, as of January 25, 2012, we had 49,575,341 investment shares outstanding.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares before the offering.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage

IPSA(1)	283,372,274	67.47%	16,753,544	33.79%	300,125,818	63.92%
IN—Fondo 2 (AFP Integra)	—	—	4,320,116	8.71%	4,320,116	0.92%
RI—Fondo 2 (AFP Prima)	21,439,319	5.10%	4,032,679	8.13%	25,471,998	5.42%
RI—Fondo 3 (AFP Prima)	24,181,901	5.76%	3,916,371	7.90%	28,098,272	5.98%
HO-Fondo 3 (AFP Horizonte)	—	—	3,395,731	6.85%	3,395,731	0.72%
IN—Fondo 3 (AFP Integra)	—	—	2,659,031	5.36%	2,659,031	0.57%
PR—Fondo 2 (AFP Profuturo)	—	—	2,521,656	5.09%	2,521,656	0.54%
Directors and officers(2)	544,943	0.13%	—	—	544,943	0.12%
Other shareholders	90,439,042	21.53%	11,976,213	24.16%	102,415,255	21.81%

Total	419,977,479	100%	49,575,341	100%	469,552,820	100%

(1)
IPSA is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company.

(2)
See "Management—Share ownership" for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochschild through IPSA.

The following table sets forth the beneficial ownership of our common shares and non-voting investment shares after the offering, assuming no exercise of the underwriters' over-allotment option and no issuance of any investment shares as a result of the preemptive rights offer.

	Common shares		Investment shares		Total
Shareholder	Number of shares	Percentage	Number of shares	Percentage	Number of shares	Percentage

IPSA(1)	283,372,274	54.50	16,753,544	33.79%	300,125,818	52.69%
IN—Fondo 2 (AFP Integra)	—	—	4,320,116	8.71%	4,320,116	0.76%
RI—Fondo 2 (AFP Prima)	21,439,319	4.12	4,032,679	8.13%	25,471,998	4.47%
RI—Fondo 3 (AFP Prima)	24,181,901	4.65	3,916,371	7.90%	28,098,272	4.93%
HO-Fondo 3 (AFP Horizonte)	—	—	3,395,731	6.85%	3,395,731	0.60%
IN—Fondo 3 (AFP Integra)	—	—	2,659,031	5.36%	2,659,031	0.47%
PR—Fondo 2 (AFP Profuturo)	—	—	2,521,656	5.09%	2,521,656	0.44%
Directors and officers(2)	544,943	0.10	—	—	544,943	0.10%
Other shareholders	190,439,042	36.62	11,976,213	24.16%	202,415,255	35.54%

Total	519,977,479	100%	49,575,341	100%	569,552,820	100%

(1)
IPSA is indirectly controlled by Mr. Eduardo Hochschild through Farragut Holdings, Inc. (Cayman Islands). Mr. Eduardo Hochschild is a member of the board of directors of our company.

(2)
See "Management—Share ownership" for information regarding shares of our common stock owned by members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Eduardo Hochshild through IPSA

 Related party transactions

Peruvian law concerning related party transactions

Under Peruvian law, board members and executive officers of a publicly-held company may not (i) engage in transactions with the company or any related party of the company, except for transactions entered into in the ordinary course of business and on an arm's length basis, (ii) appropriate for their own benefit a business opportunity that belongs to the company, or (iii) participate in any transaction or decision that presents a conflict of interest with the company.

Related party transactions

As a general policy, we do not enter into transactions with related parties, including our board members and officers, on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm's length basis.

As of September 30, 2011, we had an accounts receivable balance with IPSA, our controlling shareholder, in the amount of S/.70,000. The accounts receivable balance relates to fees owed by our controlling shareholder for legal and corporate services we provide to it.

The following transactions have been entered into by us with related parties:

•
We lease a plot of land adjacent to our headquarters to our affiliate, Compañía Minera Ares S.A.C., a subsidiary of Hochschild Mining plc. We received rental payments of S/.310,000 in 2009 and S/.291,000 in 2010.

•
We lease part of our headquarters as office space to IPSA We received rental payments of S/.173,000 in 2009 and S/.150,000 in 2010.

•
We provide back office management and administrative services to IPSA, for which we received S/.373,000 in 2009 and S/.360,000 in 2010.

•
During 2010, we provided a short-term loan on an arm's length basis in the amount of S/.28,553,000 to IPSA for which we received interest payments in the amount of S/.421,000 in 2010. The loan has been repaid in full.

IPSA and Hochschild Mining plc are majority-owned and controlled, directly and indirectly, by Mr. Eduardo Hochschild.

Description of our share capital

Set forth below is certain information relating to our share capital, including brief summaries of the material provisions of our by-laws, Peruvian corporate law and certain related laws and regulations of Peru, all as in effect as of the date hereof.

General

We are a publicly-held corporation under Peruvian Corporate law and registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

Our by-laws provide that our principal corporate purpose is mining and the production and sale of cement, quicklime and other construction materials in Peru and internationally.

We have common shares and investment shares.

Common shares

Common shares represent 100% of our voting shares. As of January 25, 2012, we had 419,977,479 common shares outstanding. As of January 25, 2012, there were 7,420 owners of record of our common shares. Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Investment shares

As of January 25, 2012, we had 49,575,341 investment shares. Investment shares have no voting rights and are not, under Peruvian law and accounting regulations, characterized as share capital. However, investment shares are still considered part of the company's equity. As of January 25, 2012, there were 488 owners of record of our investment shares. Our investment shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our investment shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Shareholders' liability

Under Peruvian Corporate Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting if such shareholder has a conflict of interest. If the relevant resolution in question had not been approved but for the vote of the shareholder in conflict.

Redemption and rights of withdrawal

Under Article 200 of the Peruvian Corporate Law, holders of our common shares have redemption rights if: (i) we change our corporate purpose; (ii) a change occurs in the place of organization to a foreign country; or (iii) any transformation, merger or significant spin-off occurs with respect to our company.

Preemptive and accretion rights

If we increase our share capital, holders of our common shares and investment shares have the right to subscribe to new common shares and investment shares, respectively, on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares, (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, and (iii) results from a corporate reorganization. Holders of investment shares have preemptive rights to maintain their proportional ownership in our share capital.

Shareholders who are in default of any payments relating to a capital call may not exercise their preemptive rights.

Preemptive rights are exercised in two rounds. During the first round, shareholders may subscribe to the new shares on a pro rata basis. During the second round, shareholders who participated in the first round may subscribe to any remaining shares on a pro rata basis up to the amount of shares such shareholders subscribed for in the first round. The first round must remain open for at least 15 business days. The second round must remain open for at least three business days.

On October 11, 2011, holders of more than 40% of our common shares approved a capital increase and delegated to our Board of Directors the discretion to determine whether or not to consummate such capital increase, as well as its timing, amounts and manner.

Voting rights and dividends

Common shares

Holders of common shares are entitled to one vote per share, with the exception of the election of the board of directors, where each holder is entitled to one vote per share per nominee. Each holder's votes may be cast for a single nominee or distributed among the nominees at the holder's discretion. To that effect, each of our common shares gives the holder the right to as many votes as there are directors to be elected. Shareholders may pool votes in favor of one person or distribute them among various persons. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders' meetings either in person or through a proxy.

Holders of common shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our by-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Corporate law, the right to collect past-due dividends in the case of companies that are publicly held companies, such as ours, expires 10 years after the date on which the dividend payment was due.

Our share capital may be increased by a decision of holders of common shares at a shareholders' meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders' meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT). Capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

Investment shares

Under Peruvian Corporate Law, investment shares do not represent share capital. Accordingly, our balance sheet reflects the investment shares as a separate account from our share capital. Holders of investment shares are neither entitled to vote nor to participate in shareholders' meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their par value, in the same manner as common shares. Investment shares also confer to the holders thereof the preemptive right to (i) maintain the current proportion of the investment shares in the case of a capital increase through new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of assets resulting from a liquidation in the same manner as common shares; and, (iv) redeem the investment shares in case of a merger and/or change of business activity.

Liquidation rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares and investment shares in case of bankruptcy or liquidation.

Ordinary and extraordinary meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders' meeting must be held during the three-month period after the end of each fiscal year. Additional shareholders' meetings may be held during the year. Because we are a publicly-held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders' meeting during the three-month period after the end of each fiscal year or any other shareholders' meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

Other shareholders' meetings are convened by the board of directors when deemed convenient by the Company or when it is requested by the holders of at least 20% of our common shares. If, at the request of holders of 20% of the common shares, the shareholders' meeting is not convened by the board of directors within 15 business days of the receipt of such request, or the board expressly or implicitly refuses to convene the shareholders' meeting, a public notary or a competent judge will call pursuant to Law N° 29,560 for such meeting at the request of holders of at least 20% of our common shares. If a public notary or competent judge calls for a shareholders' meeting, the place, time and hour of the meeting, the agenda and the person who will preside shall be indicated on the meeting notice. If the meeting called is other than the annual shareholders' meeting or a shareholders' meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Holders of investment shares have no right to request the board to call a shareholders' meeting.

Notices of meetings

Since we are a publicly-held corporation, notice of shareholders' meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders' meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders' meeting by agreement of the holders of 100% of the outstanding common shares.

Quorum and voting requirements

According to Article 25 of our by-laws and Article 257 of the Peruvian Corporate Law, shareholders' meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our share capital, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum call to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total common shares. For the second call, the presence of shareholders holding at least 25% of our total common shares is adequate, while for the third call there is no quorum requirement. These decisions require the approval of the majority of the common shares represented at the shareholders' meeting. Shareholders' meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in the company's stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders' meeting and to exercise their rights.

Limitations on the rights of nonresidents or foreign shareholders

There are no limitations under our by-laws or Peruvian Corporate Law on the rights of nonresidents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of shareholdings and tender offer regulations

Disclosure of shareholdings

There are no provisions in our by-laws governing the ownership threshold above which share ownership must be disclosed.

However, according to Article 10 of CONASEV Resolution No 090-2005-EF-94.10, as amended, we must inform the Peruvian Securities Commission of the members of our economic group and a list of our holders of common shares owning more than a 5% share interest, as well as any change to such information.

Tender offer regulations

Peruvian security regulations include mandatory takeover rules applicable to the acquisition of control of a listed company.

Subject to certain conditions, such regulations generally establish the obligation to make a tender offer when a person or group of persons acquires a relevant interest in a listed company. According to Peruvian law, a person acquires a relevant interest in a listed company when such person (a) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (b) has the power to appoint or remove the majority of the board members or to amend its by-laws.

In general, the tender offer must be launched prior to the acquisition of the relevant interest. The tender offer may be launched after the "relevant interest" is acquired if it is acquired (a) by means of an indirect transaction, (b) as a consequence of a public sale offer, or (c) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company's voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (a) shareholders representing 100% of the voting rights consent in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Changes in capital

Our by-laws do not establish special conditions to increase or reduce our share capital beyond what is required under Peruvian Corporate Law.

Anti-takeover provisions

Our by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change of control. However, acquisitions of shares of our capital stock that involve a change of control may be subject to Peruvian securities and exchange regulations (Ley de Mercado de Valores y Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión) applicable to tender offers.

Form and transfer

Common shares and investment shares may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system, also in registered form.

Furthermore, the Peruvian Corporate Law forbids publicly-held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. In addition, pursuant to our by-laws, we cannot recognize a shareholders' agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger (matrícula de acciones) or in CAVALI S.A. ICLV.

Dividends

Dividend policy

Our ability to pay dividends is subject to our results of operations for each year. Holders of our common shares and investment shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held.

Under our dividend policy, shareholders must take the following factors into consideration prior to declaring dividends: our financial and economic condition, including committed and budgeted expenses and obligations, and previously approved investments. In addition, our dividend policy states that (a) our board of directors may declare advanced dividends based on either the net income resulting from financial statements prepared for such purpose or the cumulative net income corresponding to previous years, provided that shareholders delegated such authority to the board of directors, and (b) holders of common shares representing no less than 20% of our total share capital may request the distribution of dividends up to 50% of the net income corresponding to the previous year, net of any legal reserve requirements. Our board of directors, makes a recommendation at the annual shareholders' meeting with respect to the amount and timing of dividend payments, if any, to be made on our common shares and investment shares.

Payment of dividends

Dividends are paid to holders of our common shares and investment shares, as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly-held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares and investment shares are distributed pro rata.

Holders of common shares and investment shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires 10 years from the original dividend payment date.

Previous dividend payments

The following table sets forth the amounts of cash dividends declared and paid from 2006 through the date hereof for our common shares and our investment shares.

Year ended December 31,	Dividends paid	Per share

		(in S/.)
2006	29,250,000	0.06230
2007	30,000,000	0.06389
2008(1)	232,887,000	0.49597
2009	25,000,000	0.05324
2010(2)	73,000,000	0.15547
2011(3)	91,000,000	0.19380

(1)
Represents an extraordinary dividend payment following the sale of the Zemex businesses in the United States and Canada.

(2)
In March 2010, we sold our Raul copper mine concessions. In April 2010, we declared an extraordinary dividend payment.

(3)
Includes S/.35,000,000 of dividends declared and paid on November 25, 2011.

 Market information

Market price of our common shares and ADSs

Our ADSs

Prior to this offering, there has been no public market for our ADSs. We intend to apply to have our ADSs listed on The New York Stock Exchange. We cannot assure you that an active trading market will develop for our ADSs or that our ADSs will trade in the public market subsequent to the offering at or above the initial public offering price.

Our shares

Our common shares and our investment shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols "CPACASC1" and "CPACASCI1", respectively. On January 30, 2012, the closing price on the Lima Stock Exchange was S/.6.85 per common share and S/.5.60 per investment share. Historically, trading volumes of our common shares and investment shares on the Lima Stock Exchange have been limited, and the prices of our common shares on the Lima Stock Exchange may not necessarily be indicative of the price of the ADSs in this offering.

The following table sets forth for the five most recent full years the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common shares		Investment shares
(in S/.)	High	Low	High	Low

2007	8.00	3.96	7.30	4.20
2008	5.55	1.36	4.40	1.65
2009	3.60	1.77	3.20	1.60
2010	7.92	3.08	7.21	3.00
2011	8.45	4.25	7.48	4.05

The following table sets forth for each quarter of the three most recent financial years the high and low closing prices in nuevos soles of our common shares and investment shares and the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low

2009:
First quarter	2.45	1.77	1.90	1.60
Second quarter	3.28	2.25	2.40	1.91
Third quarter	3.60	2.95	3.00	2.16
Fourth quarter	3.50	2.90	3.20	2.99
2010:
First quarter	3.75	3.08	3.54	3.00
Second quarter	5.23	3.75	4.80	3.60
Third quarter	6.15	4.25	5.10	4.05
Fourth quarter	7.92	6.16	7.21	5.25
2011:
First quarter	8.45	6.15	7.48	6.50
Second quarter	7.12	5.45	6.80	5.25
Third quarter	6.20	4.75	6.01	4.85
Fourth quarter	5.80	4.25	4.70	4.05

The following table sets forth for each of the most recent six months and for the current month the high and low closing prices in nuevos soles of our common shares and investment shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	Common Shares		Investment Shares
(in S/.)	High	Low	High	Low

2011:
July	6.06	5.70	6.01	5.80
August	6.00	4.75	5.45	5.15
September	5.25	4.75	5.20	4.85
October	4.95	4.25	4.70	4.40
November	4.88	4.46	4.50	4.05
December	5.80	4.70	4.30	4.10
2012:
January (through January 30)	6.85	5.65	5.60	4.45

Trading in the Peruvian securities market

The Lima Stock Exchange

As of December 31, 2010, there were 263 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru's only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation as of January 1, 2003. As of December 31, 2010, The Lima Stock Exchange had a share capital of S/.59,715,840, divided into 32,843,712 class "A"

shares and 14,928,960 class "B" shares of par value S/.1.25 each. Class "A" shares are entitled to one vote per share while class "B" shares do not have voting rights. As of December 31, 2010, the Lima Stock Exchange had 88 class "A" shareholders and 179 class "B" shareholders.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the first Monday of November through the second Sunday of March of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); 2:55 p.m.-3:00 p.m. (after market sales); and 3:00 p.m.-3:10 p.m. (after market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after market sales); and 4:00 p.m.-4:10 p.m. (after market trading).

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, the Lima Stock Exchange imposes a 15 minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2006	2007	2008	2009	2010

Market capitalization (in billions of nuevos soles) (1)	192,364	324,118	179,163	310,116	451,796
Volume (in millions of nuevos soles)	15,193	29,086	14,890	11,862	14,155
Average daily trading volume (in millions of nuevos soles)	82.17	155	93	68	76

(1)
End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange increased, in U.S. dollar terms, by 80.0% in 2005, 65.8% in 2006, and 80.3% in 2007, in each case compared to the prior year. It decreased by 47.1% in 2008 as a result of the global economic crisis and recuperated in 2009 and 2010, growing by 87.5% and 69.75%, respectively. As of December 31, 2010, the total capitalization of companies listed on the Lima Stock Exchange amounted to US$160.9 billion, its highest recorded value.

Traded volume in 2010 represented an 18.2% growth relative to 2009 for all types of securities. The cumulative volume for 2010 was US$6.7 billion, of which 74.5% (US$5.0 billion) related to equity securities, 14.3% (US$968.5 million) related to repurchase transactions, 9.4% (US$640.7 million) related to fixed-income securities, and the remaining 1.7% (US$115.5 million) to related the placement of newly issued securities through the exchange.

The General Index of the Lima Stock Exchange (Índice General de la Bolsa de Valores de Lima) or IGBVL increased, in U.S. dollar terms, 60.5% in 2004, 24.6% in 2005, 186.9% in 2006, and 45.6% in 2007, in each case compared to the prior year. It decreased 61.5% in 2008, but increased 101.0% in 2009 and 64.99% in 2010 reaching 23,274 points as of December 31, 2010, the highest value over the past three years.

Regulation of the Peruvian securities market

The Securities Market Law regulates certain securities matters, such as transparency and disclosure, corporate takeovers, capital market instruments and operations, the securities markets and broker-dealers, and credit-rating agencies. In 1996, the Peruvian Securities Commission, formerly known as the National Supervisory Commission for Securities and Companies (Comisión Nacional Supervisora de Empresas y Valores, or "CONASEV"), was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the Lima Stock Exchange was granted the status of a self-regulatory organization. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange.

Pursuant to Law N° 29,782, published in the Peruvian Official Gazette, El Peruano, on July 28, 2011, the Peruvian Securities Commission is a governmental entity reporting to Peru's Ministry of Economy and Finance with functional, administrative, economic, technical and budgetary autonomy.

The Peruvian Securities Commission is governed by the Superintendent and a five board-members conformed by the Superintendent (who acts as President of the board) and four members appointed by the Peruvian Executive Power (one suggested by the Ministry of Economy and Finance, one suggested by the Peruvian Central Reserve Bank, one suggested by the Peruvian Superintendency of Banking, Insurance and Private Pension Funds and one independent member). The Peruvian Securities Commission has broad regulatory powers, including reviewing, promoting, and making rules regarding the securities market, supervising its participants, and approving the registration of public offerings of securities.

The Peruvian Securities Commission supervises the securities markets and the dissemination of information to investors. It also (i) governs the operations of the Public Registry of Securities, (ii) regulates mutual funds, publicly placed investment funds and their respective management companies and broker-dealers, (iii) monitors compliance with accounting regulations by companies under its supervision as well as the accuracy of financial statements and (iv) registers and supervises auditors who provide accounting services to those companies registered with the Peruvian Securities Commission.

Pursuant to the Securities Market Law, broker-dealers must maintain a guarantee fund. This guarantee fund must be managed by an entity supervised by the Peruvian Securities Commission. Contributions to the guarantee fund must be made by the 26 broker-dealers that are members of the Lima Stock Exchange and are based on the volume traded over the exchange. As of December 31, 2010, the fund has approximately S/.35 million (approximately US$12.6 million). In addition to the guarantee fund managed, each broker-dealer is required to maintain a guarantee in favor of the Peruvian Securities Commission to guarantee any liability that broker-dealers may have with respect to their clients. Such guarantees are generally established through letters of credit issued by local banks.

Disclosure obligations

Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares and investment shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including interim unaudited financial statements on a quarterly basis (which are not required to be subject to limited review), and annual audited consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

In order to comply with the foregoing disclosure obligations, issuers must disclose reaffirmation to the Peruvian Securities Commission and, if the securities are listed, with the Lima Stock Exchange as soon as practicable but not later than one business day after having become aware of such information.

Description of American depositary shares

General

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in five common shares which we will deposit with the custodian, Citibank del Perú S.A., as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

The depositary's office is located at 1 Chase Manhattan Plaza, Floor 21, New York, New York, 10005-1401, United States.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

ADR holders have no direct ownership interest in our common shares and only have such rights as specified in the deposit agreement. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the common shares, you must rely on the depositary or its nominee to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. However, our obligations to the holders of common shares represented by the ADSs will continue to be governed by the laws of Peru, which may be different from the laws of New York.

The following is a summary of what we believe to be the material terms of the deposit agreement. This summary is qualified in its entirety by reference to, and should be read in conjunction with, the entire deposit agreement and the form of ADR which contains the complete terms of your ADSs. You can read a copy of the deposit agreement, which is filed as exhibit 4.2 to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Dividends and other distributions

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Distribution of cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Distribution of common shares.    In the case of a distribution of common shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

No distribution of ADRs as described above will be made if it violates U.S. securities laws, or any other law, or if it is not operationally practicable. If the depositary does not distribute new ADRs as described above, it will use its best efforts to sell the common shares received and distribute the proceeds of the sale in the same manner as a cash distribution.

Rights to receive additional common shares.    In the case of a distribution of rights to subscribe for additional common shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. If we do not furnish such evidence, the depositary may:

•
sell such rights if practicable and distribute the net proceeds in the same manner as cash distributions to the ADR holders entitled thereto; or

•
if it is not reasonably practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same manner it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

U.S. dollars will be distributed by checks drawn on a bank in the United States for whole U.S. dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Issuance of ADSs upon deposit of common shares

The depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such common shares.

Common shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited common shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in our common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as "deposited securities".

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

The term common shares in this section shall also refer to preliminary stock certificates (certificados provisionales), which will be converted to common shares once the capital increase is registered with the Peruvian public registry and new common shares are listed on the Lima Stock Exchange and registered in the CAVALI S.A. ICLV book-entry settlement system.

Withdrawal of common shares upon cancellation of ADSs

When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares to you upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•
temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders' meeting, or the payment of dividends;

•
the payment of fees, taxes and similar charges; or

•
compliance with any Peruvian, U.S. or other foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

Notwithstanding the foregoing, no withdrawal of deposited securities shall be permitted until the preliminary stock certificate (certificados provisionales) have been converted to common shares once the capital increase has been recorded with the Peruvian public registry.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•
to receive any distribution on or in respect of common shares;

•
to give instructions for the exercise of voting rights at a meeting of holders of common shares;

•
to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•
to receive any notice or to act in respect of any other matter;

in each case, subject to the provisions of the deposit agreement.

Voting rights

A holder of an ADR representing a common share will generally have the right under the applicable deposit agreement to instruct the depositary to exercise the voting rights for the underlying common shares represented by such ADRs. The voting rights of holders of common shares are described under "Description of our share capital".

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying common shares or other deposited securities, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary, nor its agents, are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, other than for failure caused directly by gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or applicable regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no assurance that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and other communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our common shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

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a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

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stock transfer or other taxes and other governmental charges;

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cable and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of taxes

ADS holders or ADR holders, as the case may be, must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder or ADR holder, as the case may be, owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder or ADR holder, as the case may be, remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADS or an ADR, as the case may be, the holders agree to indemnify, defend and save harmless each of the depositary, its agents and us in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADS holders or the ADR holders entitled thereto.

By holding an ADR or an ADS, as the case may be, or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on obligations and liability to ADR holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of common shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or when reasonably requested by us in order to enable us to comply with applicable law; provided that the ability to withdraw common shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of common shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, Peru or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADRs issued thereunder;

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it performs its obligations under the deposit agreement and ADRs issued thereunder without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial processes, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities.

The depositary shall be under no obligation to inform holders of ADSs regarding the requirements of Peruvian law, rules or regulations or any changes therein or thereunder.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. None of us, the depositary, or our agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of interest in ADSs

To the extent that the provisions of, or governing, any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other common shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of common shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend common shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of common shares and (ii) deliver common shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which common shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of common shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive common shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs or common shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the common shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such common shares or ADSs in its records and to hold such common shares or ADSs in trust for the depositary until such common shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such common shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and common shares involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and common shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

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appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

Taxation

Peruvian tax considerations

In the opinion of our Peruvian counsel, Estudio Echecopar Abogados, subject to the qualifications, assumptions and limitations stated herein, the following are the principal tax consequences of ownership of ADSs by non-resident individuals or entities ("Non-Peruvian Holders") as of the date hereof. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of ADSs and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to make an investment in ADSs and does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to a resident of Peru or to a person with a permanent establishment in Peru.

For purposes of Peruvian taxation:

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individuals are residents of Peru, if they are Peruvian nationals who have established their principal place of residence in Peru or if they are foreign nationals with a permanence in Peru of 183 days in any 12-month period (the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and

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legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends paid with respect to common shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax, at a rate of 4.1% over the dividend paid, when the dividend is paid to shareholders that are Non-Peruvian Holders. As a general rule, the distribution of additional common shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to shareholders, will not be subject to Peruvian tax or withholding taxes.

Capital gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax on Peruvian source income only.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian income tax law also provides that capital gains resulting from the disposal of ADRs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore also subject to Peruvian income tax. Peruvian income tax law also provides that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities at market value and the tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income as long as the ADSs issued by the foreign depositary are held in the name of a nominee and such ADSs are not transferred to a third party as a result of the disposal of the ADSs.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, the income tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30%. Peruvian income tax law regulations have stated that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. In any given year, the first five tax units (approximately US$6,500) of capital gains derived from the transfer of securities by a Non-Peruvian Holder, who is also a natural person, are exempt from income tax. Any gain resulting from the conversion of ADRs into common shares or common shares into ADRs will not be subject to taxation in Peru.

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the face or nominal value of such common shares; (iii) for other common shares received free of any payment, the stock market value of such shares if listed on the Lima Stock Exchange or, if not, the face or nominal value of such common shares and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise it would not be possible to deduct the tax basis and a 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the tax authorities within 30 days from the date of the application (which application must contain supporting evidence with respect to the tax basis) is made by the transferor. If the tax authorities do not respond within such 30 day period, the tax basis presented for approval by the transferor is deemed automatically approved.

On December 31, 2010, Law No. 29,645 was enacted and took effect from January 1, 2011. This law states that in transactions relating to Peruvian securities through the Lima Stock Exchange, CAVALI S.A. ICLV (the Peruvian clearing house) will act as withholding agent to the extent that such transactions are settled in cash through CAVALI's account (liquidación en efectivo). The implementing regulations of Law No. 29,645 enacted on July 9, 2011 provide that CAVALI will begin acting as a withholding agent as from November 1, 2011. As a result, while such regulations do not come into force with regard to securities transferred though the Lima Stock Exchange by a Non-Peruvian Holder, such transferor must still self-assess and pay its income tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned. With respect to transactions of Peruvian securities conducted through the Lima Stock Exchange that are settled directly without CAVALI's intervention (liquidación directa), Non-Peruvian Holders are required to self-assess and pay income taxes directly to the Peruvian tax authorities within the first 12 working days following the month in which income from a Peruvian source was earned. Finally, if the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to CONASEV (0.05% of value sold), brokers' fees (about 0.05% to 1% of value sold) and Value Added Tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States federal income tax considerations

In the opinion of our United States counsel, Simpson Thacher & Bartlett LLP, subject to the qualifications, assumptions and limitations stated herein, the following are the material United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of our common shares and ADSs as of the date hereof. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term "United States Holder" means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

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an individual citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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a dealer in securities or currencies;

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a financial institution;

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a regulated investment company;

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a real estate investment trust;

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an insurance company;

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a tax-exempt organization;

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a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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a trader in securities that has elected the mark-to-market method of accounting for your securities;

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a person liable for alternative minimum tax;

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a person who owns or is deemed to own 10% or more of our voting stock;

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a partnership or other pass-through entity for United States federal income tax purposes; or

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a person whose "functional currency" is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends

The gross amount of distributions on the ADSs or common shares (including amounts withheld to reflect Peruvian withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that upon the listing of our ADSs on the NYSE, our ADSs (but not our common shares) will be considered readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in nuevos soles will equal the U.S. dollar value of the nuevos soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the nuevos soles are converted into U.S. dollars at that time. If the nuevos soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the nuevos soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the nuevos soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the nuevos soles will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Peruvian withholding taxes imposed on dividends paid on the ADSs or common shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Peruvian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of capital gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a Peruvian income tax is withheld on the sale or other disposition of our ADSs or common shares, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Peruvian income tax. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from the foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. Alternatively, you may take a deduction for the Peruvian income tax if you do not take a credit for any foreign taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

Passive foreign investment company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a "PFIC"), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013 (as discussed above under "—Taxation of Dividends"), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Because the determination of our status as a PFIC is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, our United States counsel does not express any opinion with respect to our statements of belief and expectation contained in this paragraph.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in our ADSs or common shares.

Underwriting

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as sole bookrunner of the offering and as representative of the underwriters and Santander Investment Securities Inc. is acting as joint lead manager of the offering. The headquarters of J.P. Morgan Securities LLC are located at 383 Madison Avenue, New York, New York, 10179. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities LLC
Santander Investment Securities Inc.

The underwriters are committed to purchase all the ADSs (other than those covered by the underwriters' over-allotment option described below). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional ADSs from us to cover sales of ADSs by the underwriters, which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$             per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Without over- allotment exercise	With full over- allotment exercise

Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$2.5 million. See "Expenses of the offering". We have agreed to reimburse the underwriters for the legal fees and expenses of their counsel for qualifying the securities with FINRA, provided that the aggregate fees and expenses related to FINRA clearance do not exceed US$20,000.

The representative has informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or common shares or investment shares or securities convertible into or exchangeable or exercisable for any common shares or investment shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ADSs or shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than any ADSs or common shares or investment shares to be sold hereunder and any investment shares issued pursuant to the preemptive rights offer. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and our controlling shareholder entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ADSs or common shares or investment shares or any securities convertible into or exercisable or exchangeable for our ADSs or common shares or investment shares (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, our common shares or investment shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, common shares or investment shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any common shares or investment shares or any security convertible into or exercisable or exchangeable for our common shares or investment shares. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our ADS approved for listing on the New York Stock Exchange under the symbol "CPAC". Our common shares are listed on the Lima Stock Exchange under the symbol "CPACASC1". Our investment shares are listed on the Lima Stock Exchange under the symbol "CPACASCI1".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADS in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. Our common shares and investment shares are listed on the Lima Stock Exchange. The initial public offering price will be determined by negotiations between us and the underwriters based on investors' interest in our ADSs. Given the low trading volume of our common shares on the Lima Stock Exchange, their trading price will not be considered in determining the public offering price. The estimated public offering price range set forth on the cover page of this preliminary prospectus may be subject to change as a result of market conditions and other factors.

In determining the initial public offering price, we and the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the underwriters;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that

Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•
in any other falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/(and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The underwriters have represented and agreed that:

(a)
they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)
they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The ADSs offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

The offer of ADSs described in this prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the ADSs have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. The ADSs have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

The ADSs will not be registered under Law 18,045, as amended, of Chile with the Superintendencia de Valores y Seguros (Chilean Securities Commission), and accordingly, they may not be offered to persons in Chile, except in circumstances that do not constitute a public offering under Chilean law.

The ADSs have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will it be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

The ADSs and the information contained in this prospectus have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the ADSs cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses of the global offering

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in US$)		Percentage of net proceeds of the global offering (%)

SEC registration fee		34,265.40	—
New York Stock Exchange listing fees		130,000	—
FINRA filing fee		25,500	—
Printing expenses		60,000	—
Legal fees and expenses		1,000,000	—
Accountant fees and expenses		1,000,000	—
Miscellaneous fees		250,000	—

Total	US$	2,499,765.40	1.0%

All amounts in the table are estimated except for the SEC registration fee and the FINRA filing fee.

The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the offering.

The total underwriting discounts and commissions that we are required to pay will be US$          million or         % of the gross proceeds of the offering.

 Legal matters

The validity of the ADSs will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The validity of the common shares and other matters governed by Peruvian law will be passed upon for us by Estudio Echecopar Abogados and for the underwriters by Rubio Leguia Normand.

Experts

The consolidated financial statements of Cementos Pacasmayo S.A.A. as of and for each of the years ended December 31, 2009 and 2010, appearing in this prospectus, have been audited by Medina, Zaldívar, Paredes & Asociados, located at Av. Victor Andrés Belaunde 171, 6th floor, San Isidro, Lima, Peru, member firm of Ernst & Young Global, independent registered public accounting firm as set forth in their reports thereon appearing in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 Where you can find more information

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the U.S. Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

Upon completion of this offering, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. In addition, as a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers and directors will not be subject to Section 16 of the Exchange Act relating to sales and purchases of our shares of capital stock or to the SEC's short-swing profit recovery regime.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We will file financial statements and other periodic reports with the Peruvian Securities Commission in Peru. Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares and investment shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including interim unaudited financial statements on a quarterly basis (which are not required to be subject to limited review), and annual audited consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

 Enforcement of judgments against foreign persons

Cementos Pacasmayo is a publicly-held corporation organized and existing under the laws of Peru. All of our directors and officers reside in Peru or elsewhere outside the United States, and a significant portion of the assets of such persons may be, and substantially all of our assets are, located in Peru or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon our directors or officers.

We have been advised by our Peruvian counsel, Estudio Echecopar Abogados, or Estudio Echecopar, that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated upon the provisions of civil liability of the U.S. federal securities laws. In addition, we have been advised by Estudio Echecopar that any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of our obligations under the common shares that are governed by New York law will, upon request, be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case), provided that: (i) there is in effect a treaty between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments; or (ii) in the absence of such a treaty, the original judgment is ratified by the Peruvian Courts (Cortes de la República del Perú), provided that the following conditions and requirements are met:

•
the judgment does not resolve matters under the exclusive jurisdiction of Peruvian courts (and the matters contemplated in respect of this prospectus or the common shares are not matters under the exclusive jurisdiction of Peruvian courts);

•
such court had jurisdiction under its own conflicts of law rules and under general principles of international procedural jurisdiction;

•
Pacasmayo received service of process in accordance with the laws of the place where the proceeding took place, was granted a reasonable opportunity to appear before such foreign court, and was guaranteed due process rights;

•
the judgment has the status of res judicata as defined in the jurisdiction of the court rendering such judgment;

•
no pending litigation in Peru between the same parties for the same dispute was initiated before the commencement of the proceeding that concluded with the foreign judgment;

•
the judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian Corporations law, unless such foreign judgment was rendered first;

•
the judgment is not contrary to Peruvian national sovereignty, public policy or good morals; and

•
it is not proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof; and

•
payment of corresponding court filing fees.

We have no reason to believe that any of our obligations relating to the common shares would be contrary to Peruvian public policy, good morals and international treaties binding upon Peru or generally accepted principles of international law. No treaty exists between the United States and Peru for the reciprocal enforcement of foreign judgments. Peruvian courts, however, have enforced judgments rendered in the United States based on legal principles of reciprocity and comity.

Report of the Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries (together the "Group"), which comprise the consolidated statement of financial position as of December 31, 2010 and December 31, 2009, the opening consolidated statement of financial position as of January 1, 2009, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the two years in period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of January 1, 2009, December 31, 2009 and December 31, 2010 and the consolidated results of its operations and its cash flows for each of the two years in period ended December 31 , 2010, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IASB").

Lima, Peru,
August 25, 2011

Signed by:

/s/ Victor Burga Victor Burga C.P.C.C. Register No.14859

Cementos Pacasmayo S.A.A. and Subsidiaries
Consolidated statement of financial position
As of December 31, 2010 and 2009 and January 1, 2009

	Note		2010	2009	As of January 1, 2009

			S/.(000)	S/.(000)	S/.(000)

Assets
Current assets
Cash and short-term deposits	6		154,493	111,660	22,335
Trade and other receivables	7		36,429	38,001	28,854
Income tax prepayments			454	2,342	2,381
Inventories	8		160,316	123,398	117,400
Prepayments			11,009	9,147	5,167
Assets classified as held-for-sale	10	(d)	—	2,537	—

			362,701	287,085	176,137

Non-current assets
Other receivables	7		50,849	35,413	33,265
Available-for-sale financial investments	9		30,813	18,296	13,976
Property, plant and equipment	10		1,101,995	1,020,457	944,635
Exploration and evaluation assets	11		29,278	17,602	4,928
Deferred income tax assets	16		7,637	21,641	24,289
Other assets			3,738	1,947	1,413

			1,224,310	1,115,356	1,022,506

Total assets			1,587,011	1,402,441	1,198,643

Liabilities and equity
Current liabilities
Trade and other payables	13		108,154	89,901	103,272
Interest-bearing loans and borrowings	15		121,585	88,809	78,822
Income tax payable			4,103	3,507	2,613
Provisions	14		25,959	19,336	22,991

			259,801	201,553	207,698

Non-current liabilities
Interest-bearing loans and borrowings	15		185,670	228,564	153,103
Other non-current provisions	14		4,803	4,575	4,391
Deferred income tax liabilities	16		143,442	133,236	123,621

			333,915	366,375	281,115

Total liabilities			593,716	567,928	488,813

Equity	17
Capital stock			418,777	418,777	418,777
Investment shares			49,575	49,575	49,575
Legal reserve			74,145	53,384	41,089
Other components of equity			14,391	5,828	3,538
Retained earnings			435,668	306,100	195,627

Equity attributable to owners of the parent			992,556	833,664	708,606
Non-controlling interests			739	849	1,224

Total equity			993,295	834,513	709,830

Total liabilities and equity			1,587,011	1,402,441	1,198,643

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Consolidated income statement
For the years ended December 31, 2010 and 2009

	Note		2010	2009

			S/.(000)	S/.(000)

Sales of goods	18		898,047	756,567
Cost of sales	19		(478,990)	(405,500)

Gross profit			419,057	351,067

Operating income (expenses)
Net gain on sale of land and mining concession	10	(d)	75,887	—
Other operating income, net	23		16,661	25,657
Administrative expenses	20		(158,697)	(132,943)
Selling and distribution expenses	21		(16,501)	(17,113)

Total operating expenses, net			(82,650)	(124,399)

Operating profit			336,407	226,668

Other income (expenses)
Finance income	24		3,277	1,888
Finance costs	25		(15,038)	(18,834)
Gain from exchange difference, net			2,568	8,856

Total other expenses, net			(9,193)	(8,090)

Profit before income tax			327,214	218,578
Income tax expense	16		(104,105)	(70,570)

Profit for the year			223,109	148,008

Attributable to:
Owners of the parent			223,219	147,768
Non-controlling interests			(110)	240

			223,109	148,008

Earnings per share	27
Basic and diluted profit for the year attributable to holders of common shares and investment shares of the parent (S/. per share)			0.48	0.32

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Consolidated statement of comprehensive income
For the years ended December 31, 2010 and 2009

	Note		2010	2009

			S /.(000)	S /.(000)

Profit for the year			223,109	148,008

Other comprehensive income
Change in fair value of available-for-sale financial investments	9	(a)	12,517	4,390
Deferred income tax related to component of other comprehensive income	16		(3,754)	(1,317)
Exchange differences on translation of foreign operation			(200)	(783)

Other comprehensive income for the year, net of income tax			8,563	2,290

Total comprehensive income for the year, net of income tax			231,672	150,298

Total comprehensive income attributable to:
Owners of the parent			231,782	150,058
Non-controlling interests			(110)	240

			231,672	150,298

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Consolidated statement of changes in equity
For the years ended December 31, 2010 and 2009

	Attributable to owners of the parent
	Capital stock	Investment shares	Legal reserve	Available- for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2009	418,777	49,575	41,089	3,538	—	195,627	708,606	1,224	709,830
Profit for the year	—	—	—	—	—	147,768	147,768	240	148,008
Other comprehensive income	—	—	—	3,073	(783)	—	2,290	—	2,290

Total comprehensive income	—	—	—	3,073	(783)	147,768	150,058	240	150,298
Dividends, note 17(g)	—	—	—	—	—	(25,000)	(25,000)	—	(25,000)
Refund of contribution to non-controlling interests of Zemex LLC.	—	—	—	—	—	—	—	(615)	(615)
Appropriation of legal reserve, note 17(d)	—	—	12,295	—	—	(12,295)	—	—	—

Balance as of December 31, 2009	418,777	49,575	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the year	—	—	—	—	—	223,219	223,219	(110)	223,109
Other comprehensive income	—	—	—	8,763	(200)	—	8,563	—	8,563

Total comprehensive income	—	—	—	8,763	(200)	223,219	231,782	(110)	231,672
Dividends, note 17(g)	—	—	—	—	—	(73,000)	(73,000)	—	(73,000)
Dividends on treasury shares	—	—	—	—	—	110	110	—	110
Appropriation of legal reserve, note 17(d)	—	—	20,761	—	—	(20,761)	—	—	—

Balance as of December 31, 2010	418,777	49,575	74,145	15,374	(983)	435,668	992,556	739	993,295

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Consolidated statement of cash flows
For the years ended December 31, 2010 and 2009

	2010	2009

	S/.(000)	S/.(000)

Operating activities
Profit before income tax	327,214	218,578
Non-cash adjustment to reconcile profit before income tax to net cash flows
Gain on disposal of land and mining concession	(75,887)	—
Depreciation and amortization	36,288	32,702
Recovery of impairment of inventories	(8,549)	(8,721)
Write-off of intangibles	1,363	—
Finance costs	15,038	18,834
Finance income	(3,277)	(1,888)
Other operating expense	5,362	7,314
Working capital adjustments
Increase in trade and other receivables	(11,977)	(11,321)
Increase in prepayments	(1,862)	(3,980)
(Increase) decrease in inventories	(28,422)	2,324
Increase (decrease) in trade and other payables	25,556	(2,853)

	280,847	250,989
Interests received	2,218	1,398
Interests paid	(13,782)	(17,513)
Income tax paid	(89,105)	(69,755)

Net cash flows provided by operating activities	180,178	165,119

Investing activities
Purchase of property, plant and equipment	(97,978)	(63,484)
Proceeds from sale of assets classified as held for sale	78,424	—
Purchase of exploration and evaluation assets	(12,718)	(12,086)
Purchase of other non-current assets	(1,443)	(1,714)
Proceeds from sale of property, plant and equipment	13,742	1,882

Net cash flows used in investing activities	(19,973)	(75,402)

Financing activities
Payment of borrowings	(163,952)	(168,530)
Proceeds from borrowings	121,000	205,026
Dividends paid	(72,606)	(35,263)
Proceeds from dividends on treasury shares	114	—
Refund of contribution to non-controlling interests	—	(615)

Net cash flows provided by (used in) financing activities	(115,444)	618

Net increase in cash and cash equivalents	44,761	90,335
Net foreign exchange difference	(1,928)	(1,010)
Cash and cash equivalents as of January 1	111,660	22,335

Cash and cash equivalents as of December 31	154,493	111,660

Significant non-cash investing and financing activities:
Finance lease, note 10(e)	32,834	48,952
Fair value of available-for-sale investments, net of deferred income tax effect	8,763	3,073
Exchange differences on translation of foreign operations	(200)	(783)

The accompanying notes are an integral part of the consolidated financial statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Notes to the consolidated financial statements
As of December 31, 2010 and 2009

1.     Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 63.92 percent of the Company's common and investment shares and 67.47 of its common shares as of December 31, 2010 and 2009. The registered office is located at Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The Company's main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru's Northern region.

The consolidated financial statements of the Company and its subsidiaries (hereinafter "the Group") for the year ended December 31, 2010 were authorized for issue by the Management on August 19, 2011.

As of December 31, 2010 and 2009, the consolidated financial statements comprise the financial statements of the Company and the following subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Corianta S.A., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Tinku Generación S.A.C. and Zemex LLC.

The principal activities of the subsidiaries incorporated in the consolidated financial statements are below described:

•
Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

•
Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

•
Corianta S.A. is engaged in the exploration and exploitation of mining rights in Peru. In July 2007 this entity began operating a zinc deposit located in the Department of Amazonas (Bongara Project) and operated normally until July 2008, when it decided to temporarily suspend the mineral extraction activity, due to the significant drop of the international price of zinc.

During 2010, the Group completed the modification of its zinc processing plant in order to be able to produce either zinc or quicklime. During 2012, the Group expects to resume the production of zinc according to its production plan.

•
Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

•
Fosfatos del Pacifico S.A. is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite.

•
Tinku Generacion S.A.C. was incorporated with the purpose of developing projects and investing in electric generation and transmission. This entity is inactive.

•
Zemex LLC was a diversified corporation, engaged in mining activities in United States of America and Canada. In 2007, the Company reformulated its growth strategy and decided to discontinue participating in such industrial minerals business. As of December 31, 2010 and 2009, Zemex LLC only holds shares in subsidiaries with no operation activity.

As of December 31, 2010, the Company has a direct 100 percent interest in all its subsidiaries, except in Zemex LLC, where the Company has a direct 89.53 percent interest.

2.     Summary of significant accounting policies

2.1  Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the year ended December 31, 2010 are the first the Group prepared in accordance with IFRS. Refer to Note 2.4 for information on how the Group adopted IFRS. For all periods up to and including the year ended 31 December 2010, the Group prepared its financial statements in accordance with Peruvian generally accepted accounting principles for statutory reporting purposes.

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

2.2  Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2010 and 2009.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3  Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

2.3.1  Cash and short-term deposits

Cash and short-term deposits in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three month or less. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short—term deposits as defined above, net of outstanding bank overdrafts.

2.3.2.  Financial instruments-initial recognition and subsequent measurement

(i)    Financial Assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the date trade, i.e., the date that the Group commits to purchase or sell the asset.

The Group's financial assets include cash and short-term deposits, trade and other receivables, and available-for-sale financial investments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivate financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance costs in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2010 and 2009.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2010 and December 31, 2009.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the consolidated income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluates its available-for-sale financial assets to determine whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management's intention to do significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the consolidated income statement.

The Company has classified the investments into shares in Cementos Lima S.A. and in Sindicato de Inversiones y Administración S.A., as available-for-sale financial investments as of December 31, 2010 and 2009.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(i)
The rights to receive cash flow from such asset have expired; or

(ii)
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass through" agreement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Group's continuing involvement in it.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)   Impairment of financial assets

The Group assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the consolidated income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If the estimated loss decreases, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. If a future write-off is later recovered, the recovery is credited to finance costs in the consolidated income statement.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. "Significant" is evaluated against the original cost of the investment and "prolonged" against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement—is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses on equity investment are not reversed through the consolidated income statement; increases in their fair value after impairments are recognized directly in other comprehensive income.

(iii)  Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs.

The Group's financial liabilities include trade and other payables and interest-bearing loans and borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Gains or losses on liabilities held for trading are recognized in the consolidated income statement.

The Group has not designated any financial liability upon initial recognition as at fair value through profit or loss as of December 31, 2010 and 2009.

Loans and borrowings

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and loss are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement.

(iv)  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v)   Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 30.

2.3.3  Foreign currency translation

The Group's consolidated financial statements are presented in Nuevos Soles, which is also the parent company's functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group at the functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate exchange ruling at the reporting date.

All differences are taken to the consolidated income statement or the consolidated statement of comprehensive income, should the specific criteria be met.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

2.3.4  Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials

•
Purchase cost. The cost is determined using the weighted average method.

Finished goods and work in progress

•
Cost of direct materials and supplies, services provided by third parties, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and exchange currency differences.

Inventory in transit

•
Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5  Non-current assets classified as held-for-sale

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be considered highly probable, management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated or amortized.

2.3.6  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalizes borrowing costs for all eligible assets where construction was commenced on or after January 1, 2009. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

Borrowing costs for exploration and evaluation assets are recognized in the consolidated statement of income in the period they are incurred.

2.3.7  Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated income statement on a straight-line basis over the lease term.

2.3.8  Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized. All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to Provisions (Note 2.3.14) for further information about the recorded decommissioning provision.

Depreciation of assets used in the mining production process is charged to cost of production on a units of production (UOP) basis using proved and probable reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. Other assets are depreciated on a straight-line-basis over the estimated useful lives of such assets as follows:

Years

Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset's residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when the asset is derecognized.

2.3.9.  Mining concessions

Mining concessions correspond to the exploration rights in areas of interest acquired in previous years. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated income statement.

2.3.10.  Mine development costs and stripping costs

Mine development costs

Mine development costs incurred by Corianta S.A. are stated at cost. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of the cost of production.

2.3.11.  Exploration and evaluation assets

Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to consolidated income statement, unless management concludes that a future economic benefit is more likely than not to be realized. These costs include materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

No amortization is charged during the exploration and evaluation phase.

2.3.12.  Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group's mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

2.3.13.  Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement. The following criteria are also applied in assessing impairment of specific assets:

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

2.3.14.  Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risk specific to the rehabilitation provision. The unwinding of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

2.3.15.  Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, on delivery of the goods.

Sales of zinc calcine

Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer. The revenue is subject to adjustment based on inspection of the quantity and quality of the product by the customer. Revenue is initially recognized on a provisional basis using the Group's best estimate of the quantity and quality of zinc. Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90 day-period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined. There are no adjustments related to price because the Group's sales of zinc calcine are for fixed prices.

Operating lease income

Income from operating lease of mining concessions is recognized on a monthly accrual basis during the term of the lease,and is calculated based on market prices, which are applied to monthly copper production. Revenues from lease of mining concessions were generated until March 31, 2010, when the subsidiary Corianta S.A. completed the sale of the "Mina Raul" concession to Compañía Minera Condestable S.A.A. See note 10(d).

Interest income

The revenue is recognized when the interest accrues using the effective interest rate. Interest income is included in finance income in the consolidated income statement.

2.3.16.  Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

•
Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

•
Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17.  Treasury shares

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. The Company holds common shares in treasury through a subsidiary.

2.4. First-time adoption of IFRS

These consolidated financial statements, for the years ended as of December 31, 2010, are the first the Group has prepared in accordance with IFRS. For periods up to and including the year ended as of December 31, 2010, the Group prepared its financial statements in accordance with Peruvian generally accepted accounting practice (Peruvian GAAP).

Accordingly, the Group has prepared consolidated financial statements which comply with IFRS applicable for periods ending on or after December 31, 2010 together with the comparative period date as of and for the year ended December 31, 2009, as described in the accounting policies. In preparing these consolidated financial statements, the Group's opening statement of financial position was prepared as of January 1, 2009, the Group's date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its Peruvian GAAP consolidated statement of financial position as of January 1, 2009 and its previously published Peruvian GAAP consolidated financial statements for the year ended December 31, 2010.

Exemptions applied

IFRS 1—First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Group has applied the following exemptions:

•
Certain items of property, plant and equipment have been measured at fair value at the date of transition to IFRS.

•
Cumulative currency translation differences for all foreign operations are deemed to be zero as at January 1, 2009.

•
The Group has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

Estimates

The estimates as of January 1, 2009, December 31, 2009 and December 31, 2010 are consistent with those made for the same dates in accordance with Peruvian GAAP, except for the estimation of the residual values, depreciation method and useful lives of the items of property, plant and equipment as explained below.

Group reconciliation of equity as of January 1, 2009 (date of transition to IFRS)

	Notes	Peruvian GAAP	Remeasurements	IFRS as of January 1, 2009

		S/.(000)	S/.(000)	S/.(000)

Assets
Current assets
Cash and short-term deposits		22,335	—	22,335
Trade and other receivables		28,854	—	28,854
Income tax prepayments		2,381	—	2,381
Inventories	A	121,203	(3,803)	117,400
Prepayments		5,167	—	5,167

		179,940	(3,803)	176,137

Non-current assets
Other receivables		33,265	—	33,265
Available-for-sale financial investments		13,976	—	13,976
Property, plant and equipment	A, B	697,018	247,617	944,635
Evaluation and exploration assets		4,928	—	4,928
Deferred income tax assets		24,289	—	24,289
Other assets		1,413	—	1,413

		774,889	247,617	1,022,506

Total assets		954,829	243,814	1,198,643

Liabilities and equity
Current liabilities
Trade and other payables		103,272	—	103,272
Interests-bearing loans and borrowings		78,822	—	78,822
Income tax payable		2,613	—	2,613
Provisions		22,991	—	22,991

		207,698	—	207,698

Non-current liabilities
Interest-bearing loans and borrowings		153,103	—	153,103
Other non-current provisions		4,391	—	4,391
Deferred income tax liabilities	D	50,477	73,144	123,621

		207,971	73,144	281,115

Total liabilities		415,669	73,144	488,813

Equity
Capital stock		418,777	—	418,777
Investment shares		49,575	—	49,575
Legal reserve		41,089	—	41,089
Other components of equity		3,538	—	3,538
Retained earnings	A, B	24,957	170,670	195,627

Equity attributable to owners of the parent		537,936	170,670	708,606
Non-controlling interests		1,224	—	1,224

Total equity		539,160	170,670	709,830

Total liabilities and equity		954,829	243,814	1,198,643

Group reconciliation of equity as of December 31, 2010

	Notes	Peruvian GAAP	Remeasurements	IFRS as of December 31, 2010

		S/.(000)	S/.(000)	S/.(000)

Assets
Current assets
Cash and short-term deposits		154,493	—	154,493
Trade and other receivables		36,429	—	36,429
Income tax prepayments		454	—	454
Inventories	A	162,675	(2,359)	160,316
Prepayments		11,009	—	11,009

		365,060	(2,359)	362,701

Non-current assets
Other receivables		50,849	—	50,849
Available-for-sale financial investments		30,813	—	30,813
Property, plant and equipment	A, B	798,457	303,538	1,101,995
Evaluation and exploration assets		29,278	—	29,278
Deferred income tax assets		7,637	—	7,637
Other assets		3,738	—	3,738

		920,772	303,538	1,224,310

Total assets		1,285,832	301,179	1,587,011

Liabilities and equity
Current liabilities
Trade and other payables		108,154	—	108,154
Interest-bearing loans and borrowings		121,585	—	121,585
Income tax payable		4,103	—	4,103
Provisions		25,959	—	25,959

		259,801	—	259,801

Non-current liabilities
Interest-bearing loans and borrowings		185,670	—	185,670
Other non-current accounts payable		4,803	—	4,803
Deferred income tax liabilities		53,089	90,353	143,442

		243,562	90,353	333,915

Total liabilities		503,363	90,353	593,716

Equity
Capital stock		418,777	—	418,777
Investment shares		49,575	—	49,575
Legal reserve		74,145	—	74,145
Other components of equity	C	15,374	(983)	14,391
Retained earnings	B, C	223,859	211,809	435,668

Equity attributable to owners of the parent		781,730	210,826	992,556
Non-controlling interests		739	—	739

Total equity		782,469	210,826	993,295

Total liabilities and equity		1,285,832	301,179	1,587,011

Group reconciliation of total comprehensive income for the year ended December 31, 2010

	Notes	Peruvian GAAP	Remeasurements	IFRS for the year 2010

		S/.(000)	S/.(000)	S/.(000)

Sales of goods		898,047	—	898,047
Cost of sales	B	(497,378)	18,388	(478,990)

Gross profit		400,669	18,388	419,057

Other operating income (expenses)
Net gain on sale of land and mining concession		75,887	—	75,887
Other operating income, net		16,661	—	16,661
Administrative expenses	B	(162,406)	3,709	(158,697)
Selling and distribution expenses		(16,501)	—	(16,501)

Total other operating expenses, net		(86,359)	3,709	(82,650)

Operating profit		314,310	22,097	336,407

Other income (expenses)
Finance income		3,277	—	3,277
Finance expenses	B	(16,742)	1,704	(15,038)
Gain from exchange difference, net		2,368	200	2,568

Total other expenses, net		(11,097)	1,904	(9,193)

Profit before income tax		303,213	24,001	327,214
Income tax expense	B, D	(96,965)	(7,140)	(104,105)

Profit for the year		206,248	16,861	223,109

Attributable to:
Owners of the parent		206,358	16,861	223,219
Non-controlling interests		(110)	—	(110)

		206,248	16,861	223,109

Other comprehensive income
Change in fair value of available-for-sale financial investments		12,517	—	12,517
Deferred income tax related to component of other comprehensive income		(3,754)	—	(3,754)
Exchange differences on translation of foreign operation	C	—	(200)	(200)

Other comprehensive income of the year, net of income tax		8,763	(200)	8,563

Total comprehensive income of the year, net of income tax		215,011	16,661	231,672

Notes to the reconciliation of equity as of January 1, 2009 and total comprehensive income for the year ended December 31, 2010

A.
Inventories

Peruvian GAAP:

Under Peruvian GAAP, spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed even if the entity expects to use them during more than one period or can be used only in connection with an item of Property, Plant and Equipment.

IFRS:

Under IFRS, major spare parts and stand-by equipment qualify as property, plant and equipment when an entity expects to use them during more than one period. Similarly, if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.The Group made an analysis of the spare parts and servicing equipment presented within the inventory caption in order to make a proper classification of such items within the inventories or property, plant and equipment captions. As a result of such analysis, the Group reclassified S/.2,359,000 from the inventories caption to the property, plant and equipment caption as of December 31, 2010 (January 1, 2009: S/.3,803,000).

B.
Property, plant and equipment

Cost

Peruvian GAAP:

•
Effective January 1, 1994, the Peruvian economy was not considered as hyperinflationary economy according to IAS 29 "Financial Reporting Hyperinflationary Economies"; however, the Peruvian entities were required to prepare financial statements adjusted by inflation until December 31, 2004. As a result, cost of items of property, plant and equipment were adjusted by inflation to reflect the effect of the variation of the acquisition power of the Peruvian currency until December 31, 2004.

•
According to the Group's accounting policy and as permitted by IAS 23 "Borrowing Costs", borrowing costs related to qualifying assets were recorded as expenses and not capitalized as of January 1, 2009.

•
See item A above in connection with the accounting treatment of the spare parts and servicing equipments.

IFRS:

•
According to IAS 29, the Group was not permitted to adjust by inflation from January 1, 1994 to December 31, 2004. In order to address this issue, the Group has elected to measure certain items of property, plant and equipment at fair value at the date of transition to IFRS, based on a valuation made by an independent appraiser. At the date of transition to IFRS, an increase of S/.243,814,000 was recognized in property, plant and equipment. This amount has been recognized against retained earnings.

•
The Group has applied the transitional provisions in IAS 23 and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition (January 1, 2009); consequently, there was no amount recognized against retained earnings as of the transition date. Borrowing costs capitalized in 2010 was S/.1,704,000.

•
As explained above, at the transition date, cost of property, plant and equipment also includes major spare parts that can be used in items of property, plant and equipment.

Accumulated depreciation

Peruvian GAAP:

•
Peruvian GAAP does not require entities to account for the residual value of an asset.

•
It is not required to have a separate depreciation of each part of an item of property, plant and equipment that is significant in relation to the total cost of the item. The normal practice is to depreciate the whole item using a single depreciation rate.

•
According to Peruvian practice, mining assets can be depreciated using either straight-line method or unit-of-production method, based on the life of mine. The Group was using the straight-line method to depreciate its mining assets.

IFRS:

•
IAS 16 "Property, Plant and Equipment" requires an entity to estimate the residual value of an item of property, plant and equipment in order to determine the depreciable amount.

•
IAS 16 also requires significant components parts of an item of property, plant and equipment to be depreciated separately.

•
Items of property, plant and equipment used in the mining production process, including mining concessions, are depreciated/amortized using the units-of-production method instead of using the straight-line method.

For the year ended December 31, 2010 , the net effect of these adjustments resulted in decrease in depreciation of S/.22,097,000.

C.
Foreign currency translation

Peruvian GAAP:

The Group recognized translation differences on Zemex LLC (foreign operation) in results.

IFRS:

Under IFRS 1 exemptions, the cumulative currency translations differences for Zemex LLC are deemed to be zero as of January 1, 2009. Consequently, there was no resulting adjustment against retained earnings.

Translation differences recognized in results of 2009 and 2010 have been presented in a separate caption Foreign Currency Translation Reserve.

D.
Deferred income tax

The various transitional adjustments lead to different temporary differences. According to the accounting policies in Note 2, the Group has to account for such differences. Deferred income tax adjustments are recognized in correlation to underlying transaction in retained earnings at the date of transition.

E.
Statement of cash flows

The transition from Peruvian GAAP to IFRS has not had a material impact on the statements of cash flows since all the IFRS adjustments were non-cash transactions and there were no changes in classification for operating, investing and financing activities.

3.     Significant accounting judgments, estimates and assumptions

Many of the amounts included in the financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to the financial statements. The key areas are summarized below:

Significant areas of estimation uncertainty and critical judgments made by management in preparing the consolidated financial statements include:

•
Determination of useful lives of assets for depreciation and amortization purposes—notes 2.3.8, 2.3.9 and 2.3.10.

•
Recognition of exploration and evaluation assets—note 2.3.11.

•
Determination of ore reserves and resources—note 2.3.12.

•
Review of asset carrying values and impairment charges—note 2.3.13 and note12.

•
Review of the amount and timing of rehabilitation costs—note 2.3.14 and note 14.

•
Income tax—note 2.3.16 and note 16.

4.     Standards issued but not yet effective

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2011 or later periods but which the Group has not early adopted. Those that are applicable to the Group are as follows:

•
IFRS 9 "Financial Instruments: Classification and Measurement", applicable for annual periods beginning on or after January 1, 2013.

As part of the IASB's project to replace IAS 39 "Financial Instruments: Recognition and Measurement", in November 2009, the IASB issued the first phase of IFRS 9 "Financial Instruments", dealing with the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 by incorporating the requirements for the accounting for financial liabilities. However, the Group has determined that the effect shall be quantified in conjunction with the other phases, when issued, to present a comprehensive picture.

•
IAS 12 "Income taxes" applicable for annual periods beginning on or after January 1, 2012.

Under IAS 12, an entity is to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment introduces a presumption that recovery of the carrying amount will normally be through sale. The amendment is not expected to have an impact on the financial statements of the Group.

•
IFRS 10 "Consolidated Financial Statements", issued in May 2011 by the IASB, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 "Consolidated and Separate Financial Statements" and is effective for annual periods beginning on or after January 1, 2013. The Group is still assessing the impact, if any, of adopting this guidance.

•
IFRS 12 "Disclosure of Interests in other entities", issued in May 2011 by the IASB, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is still assessing the impact, if any, of adopting this guidance.

•
IFRS 13 "Fair Value Measurement", issued in May 2011 establishes new requirements on how to measure fair value and the related disclosures for IFRSs and US generally accepted accounting principles (GAAP). The guidance, set out in IFRS 13 "Fair Value Measurement" and an update to ASC 820 in the FASB's Accounting Standards Codification (formely referred to as SFAS 157), completes a major project of the board's joint work to improve IFRSs and US GAAP and to bring about their convergence. The standard is effective for annual periods beginning on or after January 1, 2013. The Group is still assessing the impact, if any, of adopting this guidance.

•
"Improvements to IFRS (issued in May 2010)", applicable for annual periods beginning on or after July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Group:

  •
  IFRS 3 Business combinations: the measurement options available for non-controlling interest (NCI) have been amended. Only components of NCI that constitute a present ownership interest that entitle their holder to a proportionate share of the entity's net assets in the event of liquidation shall be measured at either fair value or at the present ownership proportionate share of the acquiree's identifiable net assets. All other components are to be measured at their acquisition date fair value.

  •
  IFRS 7 Financial Instruments: Disclosures: the amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context.

  •
  IAS 1 Presentation of financial statements: the amendment clarifies that an option to present an analysis of each component of other comprehensive income may be included either in the statement of changes in equity or in the notes to the financial statements.

    •
    IAS 34 Interim financial statement: the amendment requires additional disclosures for fair values and changes in classification of financial assets, as well as changes in contingent assets and liabilities in interim financial statements.

5.     Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2010, the exchange rates for transactions in United States dollars, published by this institution, were S/.2.808 for purchase and S/.2.809 for sale (S/.2.888 for purchase and S/.2.891 for sale as of December 31, 2009).

As of December 31, 2010 and 2009, the Company had the following assets and liabilities in United States dollars:

	2010	2009

	US$(000)	US$(000)

Assets
Cash and short-term deposits	3,335	24,098
Trade and other receivables	6,193	6,988

	9,528	31,086

Liabilities
Trade and other payables	5,771	7,686
Interest-bearing loans and borrowings	27,611	40,230

	33,382	47,916

Net liability position	(23,854)	(16,830)

As of December 31, 2010 and 2009, the Company had no financial instruments to hedge its foreign exchange risk.

6.     Cash and short-term deposits

(a)
This caption was made up as follows:

	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Cash on hand	208	1,614	250
M.E.F. Certificate(b)	4,339	—	—
Cash at bank(c)	20,032	18,697	17,585
Short-term deposits(d)	129,914	91,349	4,500

	154,493	111,660	22,335

(b)
Relates to a certificate of "Regional and Local Public Investment—Public Treasury" (Inversión Pública Regional y Local—Tesoro Público) issued by the National Bureau of the Public Treasury (Dirección Nacional del Tesoro Público) in favor of the Company, under Law 29230, which promotes regional and local public investment with the participation of the private sector. This certificate, with original maturity of less than three months, was fully collected on January 13, 2011.

(c)
Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield based on daily bank deposit rates.

(d)
As of December 31, 2010, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These time deposits, with original maturities of less than three months, were collected in January 2011. As of December 31, 2009, the time deposits held in local banks were freely available and earned interest at the respective short-term deposit rates. These time deposits, with original maturities of less than three months, were collected in January 2010.

7.     Trade and other receivables

(a)
This caption was made up as follows:

	Current			Non-current
	2010	2009	As of January 1, 2009	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables(b)	33,370	30,235	23,483	—	—	—
Accounts receivable from Parent company and affiliates, note 26	583	400	489	—	—	—
Loans to employees	470	394	207	235	430	357
Other accounts receivable	2,474	4,941	4,526	—	—	—
Allowance for doubtful accounts(e)	(1,525)	(1,525)	(1,501)	—	—	—

Financial assets classified as receivables(f)	35,372	34,445	27,204	235	430	357

Value-added tax credit(c)	861	3,377	1,324	40,644	25,013	22,938
Tax refund receivable(d)	196	179	326	9,970	9,970	9,970

	1,057	3,556	1,650	50,614	34,983	32,908

	36,429	38,001	28,854	50,849	35,413	33,265

(b)
Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)
The value-added tax credit is mainly related to the activities of Corianta S.A. and Fosfatos del Pacífico S.A. According to the Peruvian current tax rules, the Company has the right to compensate this credit against the value-added tax to be generated on the future sales of these entities. In addition, this kind of tax credit never expires. Out of the total, S/.30,800,000 would be recovered from 2011 to 2018 through the value-added tax to be generated from future sales; S/.7,600,000 will be mainly recovered through the value-added tax to be generated from the future sales of phosphates, which is expected to occur starting 2015; and the remaining S/.3,100,000 originated by other minor subsidiaries will be recovered during 2011 and thereafter.

(d)
As of December 31, 2010 and 2009, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Company?s legal advisors, the Company has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, taking into account the time that Peruvian tax authorities typically take to resolve tax disagreements.

(e)
The movement in the allowance for doubtful accounts of other financial assets is as follows:

	2010	2009

	S/.(000)	S/.(000)

Opening balance	1,525	1,501
Charge for the year	—	65
Utilized	—	(41)

Ending balance	1,525	1,525

(f)
The ageing analysis of trade and other accounts receivable as of December 31, 2010, 2009 and January 1, 2009, is as follows:

			Past due but not impaired
		Neither past due nor impaired
	Total		<30 days	30-60 days	61-90 days	91-120 days	>120 days

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2010	35,607	1,864	23,191	6,204	1,861	670	1,817
2009	34,875	7,241	20,433	2,371	2,787	454	1,589
As of January 1, 2009	27,561	1,571	17,280	3,402	848	1,173	3,287

8.     Inventories

(a)
This caption is made up as follows:

	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Goods and finished products (at cost or net realizable value)	20,616	28,895	23,320
Work in progress (at cost)	27,267	23,777	33,058
Raw materials (at cost)	9,599	5,740	14,712
Packages and packing (at cost)	792	588	973
Fuel and carbon (at cost)	47,743	28,790	21,089
Spare parts and supplies (at cost)	50,434	44,229	37,271
Inventory in transit (at cost)	8,722	4,732	8,652

	165,173	136,751	139,075
Less—Provision for inventory obsolescence and impairment	(4,857)	(13,353)	(21,675)

	160,316	123,398	117,400

(b)
Movement in the provision for inventory obsolescence and impairment is set forth below:

	2010	2009

	S/.(000)	S/.(000)

Opening balance	13,353	21,675
Charge for the year	381	569
Recoveries	(8,549)	(8,721)
Write-offs	(328)	(170)

Final balance	4,857	13,353

The reversal of the provision for inventory obsolescence and impairment arose from an increase in net realizable value of zinc calcine inventory during 2010 and 2009, in line with the increase of the international prices of zinc during those years.

9.     Available-for-sale financial investments

(a)
Movement in available-for-sales financial investments is as follow:

	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Beginning balance	18,296	13,976	25,528
Fair value change recorded in other comprehensive income	12,517	4,390	(12,046)
Acquisition of shares of Cementos Lima S.A.	—	—	450
Other minor	—	(70)	44

Ending balance	30,813	18,296	13,976

(b)
Available-for-sale financial investments include the following:

	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Equity securities—quoted Peruvian company	891	530	401
Equity securities—unquoted Peruvian company	29,922	17,766	13,498
Other minor	—	—	77

Total	30,813	18,296	13,976

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Cementos Lima S.A. shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Cementos Lima S.A. with a participation of 68.01% in its capital stock as of December 31, 2010 and 2009. The only significant asset of SIA is its investment in Cementos Lima S.A. (which represents the 99% of the SIA?s total assets). SIA has no operations.

The fair value of SIA's unlisted shares is calculated applying its 68.01% interest to the fair value of Cementos Lima S.A.?s shares, which are listed and quoted on the Lima Stock Exchange.

(c)
The breakdown of the investments in equity securities held is as follows (number of shares):

	2010	2009	As of January 1, 2009

Cementos Lima S.A.(*)	18,500	18,500	18,500
Sindicato de Inversiones y Administración S.A. (SIA)(**)	4,825	4,825	4,825

(*)
This represents 0.02% of its common shares.

(**)
This represents 1.21% of its common shares.

10.  Property, plant and equipment

(a)
The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

	Mining concessions(b)	Mine development costs(c)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2009	58,824	30,222	188,171	182,869	367,434	29,689	81,178	23,181	4,852	86,814	1,053,234
Additions	2,661	—	1,909	312	5,311	539	2,399	614	201	97,193	111,139
Capitalized interests(f)	—		—	—	—	—	—	—	—	1,297	1,297
Disposals	—	—	—	(1)	(771)	(1,397)	(2,257)	(106)	—	—	(4,532)
Transfer to assets held for sale(d)	(875)	—	(1,858)	—	—	—	—	—	—	—	(2,733)
Transfer	—	—	—	20,715	37,662	671	3,345	551	—	(62,944)	—

As of December 31, 2009	60,610	30,222	188,222	203,895	409,636	29,502	84,665	24,240	5,053	122,360	1,158,405
Additions	1,524	61	2,213	—	18,910	194	12,713	1,267	—	92,226	129,108
Capitalized interests(f)	—	—	—	—		—	—	—	—	1,704	1,704
Disposals	—	—	—	(25)	(2,778)	(96)	(19,654)	(1,095)	(478)	(1,303)	(25,429)
Transfer	—	—	—	7,737	150,166	(2,835)	2,188	6,313	—	(163,569)	—

As of December 31, 2010	62,134	30,283	190,435	211,607	575,934	26,765	79,912	30,725	4,575	51,418	1,263,788

Accumulated depreciation
As of January 1, 2009	12,960	6,268	—	6,658	14,488	25,547	21,216	20,710	752	—	108,599
Additions	170	43	—	5,763	19,135	529	5,052	1,579	7	—	32,278
Disposals	—	—	—	—	(114)	(509)	(2,015)	(95)	—	—	(2,733)
Transfer to assets held for sale(d)	(196)	—	—	—	—	—	—	—	—	—	(196)

As of December 31, 2009	12,934	6,311	—	12,421	33,509	25,567	24,253	22,194	759	—	137,948
Additions	351	42	—	6,027	21,570	456	5,573	995	361	—	35,375
Disposals	—	—	—	(1)	(2,415)	(80)	(7,967)	(1,043)	(24)	—	(11,530)
Transfer	—	—	—	—	(69)	(2,041)	1	2,109	—	—	—

As of December 31, 2010	13,285	6,353	—	18,447	52,595	23,902	21,860	24,255	1,096	—	161,793

Net book value
As of December 31, 2010	48,849	23,930	190,435	193,160	523,339	2,863	58,052	6,470	3,479	51,418	1,101,995

As of December 31, 2009	47,676	23,911	188,222	191,474	376,127	3,935	60,412	2,046	4,294	122,360	1,020,457

As of January 1, 2009	45,864	23,954	188,171	176,211	352,946	4,142	59,962	2,471	4,100	86,814	944,635

(b)
Mining concessions mainly include acquisition costs by S/.41,387,000 related to zinc mine located in Bongara, department of Amazonas, Peru. Refer to Note 1.

(c)
Mine development costs are mainly related to expenditures incurred in the development of the zinc mine located in Bongara.

(d)
In the General Shareholders' Meeting held in December 22, 2009, shareholders agreed to accept the purchase offer made by Iberian Minerals Corp. (hereinafter "Iberian"), through its subsidiary Compañía Minera Condestable S.A.A. (hereinafter "Condestable"), of the mining concession and other assets related to Mina Raul business unit owned by Corianta S.A.. As a result of this offer, Corianta S.A. transferred land for approximately S/.1,858,000 and mining concession for approximately S/.679,000, from property, plant and equipment and mine properties captions, respectively, to "assets classified as held for sale" as of December 31, 2009. On March 29, 2010, Corianta S.A. completed the sale for approximately US$28,000,000 (equivalent to S/.79,520,000), resulting in a net gain on the transaction for approximately S/.75,887,000.

In 2009, under the lease agreement of these mining concessions signed by Corianta S.A. and Condestable, the lessee paid an annual fee amounting to S/.13,680,000. During the first quarter of 2010, the contribution amounted to S/.5,334,000. This contract was in force until March 29, 2010, when the sale of the concession was completed. Refer to Note 23.

(e)
The carrying value of plant and equipment held under finance leases as of December 31, 2010 was approximately S/.95,729,000 (S/.116,136,000 as of December 31, 2009 and S/.37,576,000 as of January, 1 2009). Additions during the year include S/.32,834,000 (S/.48,952,000 in 2009) under finance leases. Lease assets are pledged as security for the related finance lease liabilities.

(f)
During 2008 the Group started the construction of a new mill in Pacasmayo plant, which was completed in December 2010, date on which this asset was transferred from the work in progress caption to the machinery and equipment and related spare parts caption. The carrying amount of the mill as of December 31, 2010 was S/.95,729,000 (2009: S/.62,421,000, January 1, 2009: S/.13,469,000). The mill is financed by two specific loans (refer to Note 15). The amount of borrowing costs capitalized during the year ended December 31, 2010 was S/.1,704,000 (2009: S/.1,297,000; January 1, 2009: Nil). The rates used to determine the amount of borrowing costs eligible for capitalization were 5.19% and 7.17% which are the effective interest rates of the specific borrowings.

11.  Exploration and evaluation assets

(a)
The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

S/.(000)

Cost
As of January 1, 2009	4,928
Additions(b)	12,718
Disposals	(44)

As of December 31, 2009	17,602
Additions(b)	12,086
Disposals	(410)

As of December 31, 2010	29,278

(b)
It mainly includes exploration costs related to phosphates mining project, located in Bayovar Port, Province of Sechura, Department of Piura, developed by the subsidiary Fosfatos del Pacifico S.A.

12.  Impairment testing of property, plant and equipment and intangible assets

The Group performed its annual impairment test as of December 31, 2010, 2009 and January 1, 2009.

Zinc cash generating unit (Bongara unit).

The subsidiary Corianta S.A. is engaging in prospecting, exploration and exploitation concessions mining in Peru. The subsidiary commenced mining of mineral (zinc) in July 2007 and operated normally until July 2008, when management decided to temporarily suspend the mineral extraction activity due to the significant drop of the international price of zinc. Management expects to recommence zinc extraction activities during 2012 and, based on current proven and probable reserves to be able to maintain zinc extraction activities, for a period of seven years.

As of December 31, 2010 and 2009, the net book value of the Bongará unit was S/.70,600,000 (S/.70,400,000 as of January 1, 2009). The recoverable amount of the Bongara unit (zinc concession and mine development costs related) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Senior management covering a seven—year period. The pre-tax discount rate applied to the cash flow projections in 2010 and 2009 is 14.28%.

As a result of the analysis, the Group did not identify an impairment loss for this cash generating unit.

Key assumptions used in value in use calculations

The calculation of value in use for the Bongara unit is most sensitive to the following assumptions:

(a)
Production volumes

The production volumes of zinc is supported by the reserves and resources prepared by an internal specialist as of December 31, 2010, 2009 and January 1, 2009, considering Management's production plan for the future years. According to such reserves, zinc unit has a production horizon of seven years as of December 31, 2010, 2009 and January 1, 2009. Management believes that there will not be significant changes in estimated production volumes that would result in the carrying value of long-lived assets exceeding their recoverable value.

(b)
Discount rates

Future cash flows have been adjusted according to the specific risk assigned to the related assets and discounted at a pre-tax rate of 14.28% as of December 31, 2010 and 2009 (15.71% as of January 1, 2009). The discount rate used is the Weighted Average Cost of Capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment. The cost of debt is based on the interest bearing borrowings the subsidiary is obliged to service. The beta factors are evaluated annually based on publicly available market data.

(c)
Prices

The subsidiary has used future metals prices (forward metal prices) obtained from the average of estimates made by foreign investment banks.

(d)
Operating costs

The subsidiary has projected its operating costs in relation to its historical cost of zinc incurred when the mine was in production.

(e)
Useful life

Management believes that the useful life considered in its projection is consistent with the remaining economic life of those assets.

13.  Trade and other payables

This caption is made up as follows:

	2010	2009	January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Trade payables	47,420	45,535	48,670
Taxes and contributions	20,760	11,541	19,147
Board of Directors' fees	14,631	6,779	3,879
Remuneration payable	12,127	10,165	9,508
Dividends payable, note 17(g)	4,228	3,834	4,195
Interest payable	2,752	1,496	3,008
Advances from customers	1,631	5,526	—
Accounts payable to IPSA and its affiliates, note 26	208	81	10,370
Other accounts payable	4,397	4,944	4,495

	108,154	89,901	103,272

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60-120 days term.

Interest payable is normally settled monthly throughout the financial year.

14.  Provisions

This caption is made up as follows:

	Rehabilitation provision	Workers' profit-sharing	Other	Total

	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2009	4,852	20,314	2,216	27,382
Additions	—	21,412	—	21,412
Unwinding of discount	201	—	—	201
Payments	—	(22,868)	(2,216)	(25,084)

At December 31, 2009	5,053	18,858	—	23,911

At January 1, 2009
Current portion	461	20,314	2,216	22,991
Non-current portion	4,391	—	—	4,391

	4,852	20,314	2,216	27,382

At December 31, 2009
Current portion	478	18,858	—	19,336
Non-current portion	4,575	—	—	4,575

	5,053	18,858	—	23,911

At January 1, 2010	5,053	18,858	—	23,911
Additions	—	29,796	—	29,796
Unwinding of discount	228	—	—	228
Payments	—	(22,695)	—	(22,695)
Decrease by mining concession sale	(478)	—	—	(478)

At December 31, 2010	4,803	25,959	—	30,762

Current portion	—	25,959	—	25,959
Non-current portion	4,803	—	—	4,803

	4,803	25,959	—	30,762

Rehabilitation provision

The Group makes full provision for the future cost of rehabilitating the Corianta S.A.'s mine site and related production facilities on a discounted basis at the time of developing the mine and installing and using those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine site, which are expected to be incurred up to 2024 (post-closure rehabilitation activities at the mine site are expected to take place between 2019 and 2024). The provision has been created based on studies made by internal specialists. Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine cease to produce at economically viable rates. This, in turn, will depend upon future metal prices, which are inherently uncertain.

Workers' profit sharing

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

15.  Interest-bearing loans and borrowings

This caption is made up as follows:

	Interest rate	Maturity	2010	2009	As of January 1, 2009

	%		S/.(000)	S/.(000)	S/.(000)

Borrowings
Corporate Bonds—First and Second Issue	5.125 and 4.75	Feb 21, 2010	—	52,863	86,171
Finance leases (Notes 10(e) and 28)	5.19 and 7.17	2013/2016	92,823	102,182	72,500
Loans
BBVA Banco Continental	6.20	May 10, 2014	150,500	148,500	—
Banco de Credito del Peru	4.50	May 4, 2011	65,000	—	—
BBVA Banco Continental	6.75	June 23, 2011	—	8,693	26,079
Banco de Credito del Peru	Libor + 3.7	February 21, 2010	—	6,609	10,772
Scotiabank	6.27 and 10.45	March 4, 2009	—	—	23,414
Banco de Credito del Peru	7.30	April 20, 2009	—	—	13,734
Debt issuance costs			(1,068)	(1,474)	(745)

			307,255	317,373	231,925
Less—current portion			121,585	88,809	78,822

Non-current portion			185,670	228,564	153,103

Corporate bonds

The General Shareholders' Meeting of December 4, 2002 and March 28, 2003 approved the conditions for the Company's first and second Corporate Bond issues for up to a maximum of US$60,000,000 and US$20,000,000, respectively. On February 6 and March 31, 2003, the Company signed contracts with Banco de Credito del Peru, representative of the bondholders, for the bond issues denominated Cementos Pacasmayo Bonds—First Issue and Cementos Pacasmayo Bonds—Second Issue. These bonds were placed by means of public offerings for the above-indicated maximum amounts. The term for payment of the bonds was 7 years from the date of their issuance, or February 21, 2010.

Loan with BBVA Banco Continental at 6.20%

The loan accrues interest at an annual rate of 6.20%, with maturities through May 2014 and includes the following financial restrictions:

•
The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of Cementos Pacasmayo S.A.A., prepared under Peruvian GAAP.

•
The financial debt to EBITDA ratio must be lower than 3.50 times, during the term and in each ratio measurement date, calculated using the consolidated financial statements of Cementos Pacasmayo S.A.A., prepared under Peruvian GAAP.

•
The EBITDA to debt service ratio must be greater than 1.50 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of Cementos Pacasmayo S.A.A., prepared under Peruvian GAAP.

The Company has complied with these financial restrictions as of December 31, 2010 and 2009.

In connection with this loan, the Company constituted a collateral trust to which contributed substantially all of its assets at cement plant and its "Tembladera" quarry (both located in northern region of Peru). This loan is secured by these assets up to the amount of the debt.

Finance leases with Banco de Credito del Peru at 5.19% and 7.17%

According to the terms of these finance leases (incurred to install a cement mill, see note 10(f)), since March 2011, the Company has to comply with some financial restrictions: tree of these are the same as the covenants of BBVA loan disclosed in the previous paragraph, and the one additional is referred to the liabilities to equity ratio, which must be lower than 1 (based on the separate financial statements of Cementos Pacasmayo S.A.A., prepared under Peruvian GAAP).

Loan with Banco de Credito del Peru at 4.50%

The loan accrues interest at an annual rate of 4.50%, with monthly maturities until May 2011. This loan does not have restrictive covenants and is not secured.

16.  Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 1, 2009	Income statement	Tax effect of available- for-sale investments	As of December 31, 2009	Income statement	Tax effect of available- for-sale investments	As of December 31, 2010

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Deferred assets
Tax-loss carryforward	12,220	270	—	12,490	(12,490)	—	—
Provision for vacations	2,997	(270)	—	2,727	389	—	3,116
Effect of differences in the depreciation and amortization rates used for book purposes	2,267	(446)	—	1,821	442	—	2,263
Other	6,805	(2,202)	—	4,603	(2,345)	—	2,258

Total deferred income tax assets	24,289	(2,648)	—	21,641	(14,004)	—	7,637

Deferred liabilities
Effect of differences between book and tax bases of fixed assets	(107,783)	3,410	—	(104,373)	3,180	—	(101,193)
Effect of differences in the depreciation and amortization rates used for book purposes	(9,123)	(11,156)	—	(20,279)	(9,530)	—	(29,809)
Effect of available-for-sale investments	(1,519)	—	(1,317)	(2,836)	—	(3,754)	(6,590)
Other	(5,196)	(552)	—	(5,748)	(102)	—	(5,850)

Total deferred income tax liabilities	(123,621)	(8,298)	(1,317)	(133,236)	(6,452)	(3,754)	(143,442)

		(10,946)	(1,317)		(20,456)	(3,754)

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2010 and 2009 is as follows:

	2010	2009

	S/.(000)	S/.(000)

Accounting profit before income tax	327,214	218,578

At statutory income tax rate of 30% (2009: 30%)	98,164	65,573
Permanent differences
Dividends obtained from available-for-sale investments	(178)	(147)
Non-deductible expenses, net	6,119	5,144

At the effective income tax rate of 32% (2009: 32%)	104,105	70,570

The income tax expenses shown for the years ended December 31, 2010 and 2009 are:

	2010	2009

	S/.(000)	S/.(000)

Consolidated income statement
Current	83,649	59,624
Deferred	20,456	10,946

Income tax expense reported in the income statements	104,105	70,570

The income tax charged directly to other comprehensive income during the year 2010 is S/.3,754,000 (S/.1,317,000 during the year 2009).

As of December 31, 2010, it is not necessary to recognize deferred tax liability (2010: S/. Nil, January 1, 2009: S/.Nil) for taxes that would be payable on the unremitted earnings of the Group's subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

In 2010, the subsidiary Corianta S.A. fully used the tax-loss carry-forward generated as of December 31, 2009 amounting to S/.41,629,000.

17.  Equity

(a)
Share capital

As of December 31, 2010 and 2009 and as of January 1, 2009, share capital is represented by 419,977,479 authorized common shares, with a par value of one Nuevo Sol per share. The capital stock is represented net of the par value of 1,200,000 treasury common shares acquired in 2008 by the subsidiary Distribuidora Norte Pacasmayo S.R.L. The common shares representing the Company's share capital are traded on the Lima Stock Exchange.

(b)
Investment shares

Investment shares do not have voting rights or participate in shareholder's meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to: (i) maintain the current proportion of the investment shares in the case of capital increase by new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and (iv) redeem the investment shares in case of a merger and/or change of business activity of the Company . As of January 1, 2009, December 31, 2009 and December 31, 2010 the Company had 49,575,341 subscribed and fully paid investment shares, with a par value of one Nuevo Sol per share.

(c)
Treasury shares

The values of treasury shares are presented by reducing shareholders' equity. As of December 31, 2010 and 2009 and as of January 1, 2009, this corresponds to 1,200,000 of the Company's common shares acquired by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. In May 2010, the Company paid dividends to its Subsidiary for S/.110,000 in connection with this shares (2009: Nil).

(d)
Legal reserve

Provisions of the General Corporation Law require that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 percent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(e)
Available for-sale reserve

This reserve records fair value changes on available-for-sale financial assets.

(f)
Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of Zemex LLC.

(g)
Dividends paid

S/.(000)

Declared dividends during the year 2010
Dividends approved on April 26, 2010: S/.0.09158 per share	43,000
Dividends approved on October 25, 2010: S/.0.06389 per share	30,000

73,000

Declared dividends during the year 2009:
Dividends approved on October 27, 2009: S/.0.05324 per share	25,000

As of December 31, 2010, dividends payable amount to S/.4,228,000 (December 31, 2009: S/.3,834,000; January 1, 2009: S/.4,195,000).

18.  Sales of goods

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Cement	598,846	517,865
Steel rebar and building materials	120,562	82,514
Concrete and blocks	104,984	79,534
Quicklime	57,695	60,489
Zinc calcine	15,960	16,165

	898,047	756,567

19.  Cost of sales

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Consumption of miscellaneous supplies	160,271	115,590
Maintenance and third-party services	86,219	75,829
Personnel expenses, note 22	55,045	45,469
Change in products in process and finished goods	49,496	68,281
Shipping costs	46,147	32,622
Depreciation	29,502	27,124
Other manufacturing expenses	37,515	27,848
Costs of packaging	21,866	19,868
Mining royalty, note 28	875	872
Provision for inventory obsolescence and impairment	381	569
Amortization	222	149
Recovery of provision for inventory obsolescence and impairment	(8,549)	(8,721)

	478,990	405,500

20.  Administrative expenses

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Personnel expenses, note 22	73,431	61,253
Third-party services	52,953	48,447
Board of Directors compensation	15,221	7,600
Depreciation	5,873	5,154
Taxes	4,044	3,458
Consumption of supplies	3,786	3,753
Donations	2,698	3,003
Amortization	691	275

	158,697	132,943

21.  Selling and distribution expenses

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Personnel expenses, note 22	8,335	6,739
Advertising and promotion	5,202	5,038
Third-party services	825	616
Transportation	538	1,532
Provision for doubtful accounts	—	65
Other	1,601	3,123

	16,501	17,113

22.  Employee benefits expenses

Employee benefits expenses are made up as follow:

	2010	2009

	S/.(000)	S/.(000)

Wages and salaries	70,363	59,423
Workers' profit sharing	29,796	21,412
Severance payments	13,651	10,941
Legal bonuses	9,815	9,175
Vacations	9,192	7,621
Training	1,108	980
Others	2,886	3,909

	136,811	113,461

Employee benefits expenses are allocated as follows:

	2010	2009

	S/.(000)	S/.(000)

Cost of sales, note 19	55,045	45,469
Administrative expenses, note 20	73,431	61,253
Selling and distribution expenses, note 21	8,335	6,739

	136,811	113,461

23.  Other operating income, net

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Income from lease of mining concession, note 10(d)	5,334	13,680
Net gain on disposal of property, plant and equipment	157	83
Sales of miscellaneous supplies and laboratory tests	3,182	2,789
Recovery of expenses	2,993	1,020
Write-off of intangible assets	(1,363)	—
Reversal of provision for closure of mining concession	478	—
Income from land rental and office lease, note 26	441	483
Income from management and administrative services provided to Parent company, note 26	360	373
Income for recovery of restricted funds of Zemex LLC	—	3,167
Other minor less than S/.200,000, net	5,079	4,062

	16,661	25,657

24.  Finance income

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Interest on deposits	1,797	973
Dividends received	592	490
Interests on accounts receivable	467	425
Interest on loans granted to Parent company, note 26	421	—

	3,277	1,888

25.  Finance costs

This caption is made up as follows:

	2010	2009

	S/.(000)	S/.(000)

Interest on loans and borrowings	9,662	13,308
Finance charges under finance leases	4,529	3,450
Other	619	1,875

Total interest expense	14,810	18,633
Discount rate adjustment of rehabilitation provision	228	201

Total finance costs	15,038	18,834

26.  Related party disclosure

Transactions with related entities—

During the years 2010 and 2009, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2010	2009

	S/.(000)	S/.(000)

Income
Income from land rental services	291	310
Income from office lease	150	173
Fees for management and administrative services	360	373
Interest on loans	421	—
Other transactions
Loan provided to IPSA	28,553	—

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of December 31, 2010 and 2009 and as of January 1, 2009:

	2010		2009		January 1, 2009
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	421	—	279	—	113	10,286
Other	162	208	121	81	376	84

	583	208	400	81	489	10,370

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm's length transactions. Outstanding balances at year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the year ended as of December 31, 2010 and 2009, the Group has not recorded any allowance for doubtful accounts relating to amounts owed by relating parties. This assessment is undertaken each financial year by examining the financial position of the related party.

In March 2010 the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.28,553,000 with annual interest rate of 6 percent. This loan was collected in December 2010. The income interest generated from this loan amounted to S/.421,000.

Compensation of key management personnel of the Group—

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.29,487,000 during the 2010 period (S/.19,806,000 during the 2009 period). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

27.  Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to common shares and investment shares of the parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2010 and 2009.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	2010	2009

	S/.(000)	S/.(000)

Numerator
Net profit attributable to ordinary equity holders of the parent	223,219	147,768

	2010	2009

	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	468,352	468,352

There have been no other transactions involving common shares and investment shares between the reporting date and the date of completion of these financial statements.

	2010	2009

	S/.	S/.

Basic and diluted earnings for common and investment shares	0.48	0.32

28.  Commitments and contingencies

Finance lease

The Group has finance leases for specific items of plant and machinery. These leases have terms of granting the lesser an option to purchase the underlying assets. Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

The future minimum financial lease payments under finance leases contracts together with the present value of the minimum lease payments are as follows:

	2010		2009		January 1, 2009
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Within one year	46,952	41,832	26,521	21,048	20,575	16,260
After one year but no more than five years	55,193	50,991	87,463	81,134	60,761	56,240

Total minimum lease payments	102,145	92,823	113,984	102,182	81,336	72,500
Less—finance charges	(9,322)	—	(11,802)	—	(8,836)	—

Present value of minimum lease payments	92,823	92,823	102,182	102,182	72,500	72,500

Operating lease

As of December 31, 2010 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. an affiliate of Inversiones Pacasmayo S.A.. This lease is annually renewable, and provide an annual rent of S/.291,000 (2009: S/.310,000).

As lessee, the Group does not hold any long-term lease agreement as of December 31, 2010 and 2009.

Capital commitments

As of 31 December 2010, the Group had the following main commitments:

•
Completion of construction of diatomite bricks plant by S/.3,321,000

•
Expansion of the cement plant located in the Northeast of Peru by S/.3,062,000

•
The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

Purchase option

In December 2009 and February 2010, the Group entered into agreements to carry out exploration activities in a coal concessions held by third parties. Under the terms of the agreements, the Group has the option to acquire the concessions for an aggregate purchase price of US$5,500,000. The Group has until January 2014 and April 2014, respectively, to exercise the purchase options. At any point in time, the Group may cancel the agreement without penalty. In connection to these agreements, the Group made payments of US$500,000 and US$611,000 in December 2009 and January 2011, respectively.

Mining royalty

The subsidiary Corianta S.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary operates. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. The royalty expenses amounted to S/.875,000 and S/.872,000 for the years 2010 and 2009, respectively.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2006-2010	2006-2010
Cementos Selva S.A.	2006-2007/2009-2010	2006-2007/2009-2010
Distribuidora Norte Pacasmayo S.R.L.	2006-2008/2010	2006-2010
Corianta S.A.	2006-2010	2006-2008/2010
Empresa de transmisión Guadalupe S.A.C.	2006-2010	2006-2010
Tinku Generación S.A.C.	2006-2010	2006-2010
Fosfatos del Pacífico S.A.	2006-2010	2006-2010

Up to date, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management's opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2010 and 2009.

Environmental matters

The Group's exploration and exploitation activities are subject to environmental protection standards.

Environmental remediations

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity's environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining units.

The Peruvian authorities approved the EAMP presented by the Group for its mining units and exploration projects. A detail of plans approved is presented as follows:

					Year expense
					2010	2009

			Year of approval	Program approved
Project unit	Resource	Resolution Number			S/.(000)	S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	106	204
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	323	482
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	138	213
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	69	176

					636	1,075

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.636,000 during 2010 (S/.1,075,000 during 2009), are expensed in the year the expenditure is incurred. As of December 31, 2010 and 2009, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2010, the Group maintains a provision for closure of mining units and exploration projects amounting to S/.4,803,000 (2009: S/.5,053,000; January 1, 2009: S/.4,852,000). The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to Note 14.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.1,697,000. Of this amount, S/.1,223,000 corresponded to a tax originated by the import of coal and S/.474,000 corresponded to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements.

29.  Financial risk management, objectives and policies

The Group's principal financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group's operations. The Group has cash and short-term deposits and trade and other receivables that arise directly from its operations. The Group also holds available-for-sale financial investments.

The Group is exposed to market risk, credit risk and liquidity risk.

The Group's senior management oversees the management of these risks. The Group's senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group's senior management that the Group's financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the position as of December 31, 2010 and 2009.

The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant as of December 31, 2010.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2010, approximately 100% of the Group's borrowings are at a fixed rate of interest (December 31, 2009: 99.9%; January 1, 2009: 99.9%); consequently, we will only disclose interest rate sensitivity for the floating rates loans and borrowings in force as of December 31, 2009. The Group had no floating rates loans as of December 31, 2010.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings. With all other variables held constant, the

Group's profit before income tax affected through the impact on floating rate borrowings as follows:

	Increase / decrease in basis points	Effect on profit before income tax

	S/.(000)

2009
United States dollars	+50	(33)
	+100	(66)
	+200	(132)
	+300	(198)
United States dollars	-50	33
	-100	66
	-200	132
	-300	198

The assumed movement in basic points for interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange relates primarily to the Group's operating activities (when revenue or expense is denominated in a different currency from the Group's functional currency).

The Group does not hedge its exposure to the currency risk.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Group's profit before income tax (due to changes in the fair value of monetary assets and liabilities).

	Change in US$ rate	Effect on profit before tax

	%	S/.(000)

2010
U.S. Dollar
	+5	(3,350)
	+10	(6,699)
	-5	3,350
	-10	6,699

	Change in US$ rate	Effect on profit before tax

	%	S/.(000)

2009
U.S. Dollar
	+5	(2,433)
	+10	(4,866)
	-5	2,433
	-10	4,866

Commodity price risk

The Group is affected by the volatility of certain commodities.

Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 2-month forecast about the required coal supply, the Group signs fixed—price agreements every two months.

In connection with sales of zinc calcine, during the last 2 years such sales were made on fixed price agreements, which are in force until 2011.

Commodity price sensitivity

The following table shows the effect of price changes from coal:

	Change in year-end price	Effect on profit before tax

	%	S/.(000)

2010
	+10	(1,024)
	-10	1,024
2009
	+10	(809)
	-10	809

Equity price risk

The Group's listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group's Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.30,813,000. A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.2,890,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group's established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and in specific cases are covered by letters of credit. At December 31, 2010, the Group had 10 customers (2009: 7 customers; January 1, 2009: 12 customers) that owed the Group more than S/.15,000,000 and accounted for approximately 45% (2009:46%; January 1, 2009: 58%) for all receivables owing. There were 17 customers (2009: 11 customers; January 1, 2009: 11 customers) with balances greater than S/.700,000 each and accounting for just over 61% (2009:44%; January 1, 2009: 56%) of the total amounts receivable.

The requirement for an allowance for doubtful account is analyzed at each reporting date on an individual basis for major clients.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group's treasury department in accordance with the Group's policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group's Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group's financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty's failure. The Group's maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 6.

Liquidity risk

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2010
Interest-bearing loans and borrowings	—	75,458	46,126	185,671	307,255
Future interests	—	3,882	10,721	16,683	31,286
Trade and other payables	8,038	70,643	8,713	—	87,394
As of December 31, 2009
Interest-bearing loans and borrowings	—	68,951	19,858	228,564	317,373
Future interests	—	4,207	10,955	31,960	47,122
Trade and other payables	3,141	71,013	4,206	—	78,360
As of January 1, 2009
Interest-bearing loans and borrowings	—	26,643	52,179	153,103	231,925
Future interests	—	1,148	7,153	4,586	12,887
Trade and other payables	880	69,728	13,517	—	84,125

Capital management

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2010 and December 31, 2009.

30.  Fair value of financial instruments

Set out below is a comparison by class of the carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements.

	Carrying amount			Fair value
	2010	2009	As of January 1, 2009	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and short-term deposits	154,493	111,660	22,335	154,493	111,660	22,335
Trade and other receivables	35,607	34,875	27,561	35,607	34,875	27,561
Available-for-sale financial investments	30,813	18,296	13,976	30,813	18,296	13,976

Total	220,913	164,831	63,872	220,913	164,831	63,872

Financial liabilities
Trade and other payables	87,394	78,360	84,125	87,394	78,360	84,125
Financial obligations:
Obligations under finance leases	92,283	102,182	72,500	89,893	95,180	68,429
Loans at floating rates	—	6,609	10,772	—	6,609	10,772
Loans at fixed rates	214,432	208,582	148,653	203,750	185,148	143,874

Total	394,109	395,733	316,050	381,037	365,297	307,200

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•
Cash and short-term deposits and trade and other receivables, approximate their carrying amounts largely due to the short-term maturities of these instruments.

•
Fair value of interest-bearing loans and borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•
Fair value of available-for-sale investments is derived from quoted market prices in active markets.

•
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group only has one unquoted available-for-sale financial investment which corresponds to SIA shares. SIA is the main stockholder of Cementos Lima S.A. (a Peruvian publicly traded entity) with an interest of 68.01%. SIA does not have other assets or activities. The fair value of SIA's unlisted shares is calculated applying its 68.01% interest to the fair value of Cementos Lima S.A.'s shares, which is determined based on the quoted price of these shares on the Lima Stock Exchange.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques (no observable market value).

As of 31 December 2010 and 2009, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	2010	2009	As of January 1, 2009

	S/.(000)	S/.(000)	S/.(000)

Available-for-sale financial investments:
Level 1	891	530	401
Level 2	29,922	17,766	13,498

Total	30,813	18,296	13,899

During the reporting period ending December 31, 2010, there were no transfers between Level 1 and Level 2 fair value measurements. The Group does not have assets measured at level 3.

31.  Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

•
Production and marketing of cement, concrete and blocks in the northern region of Peru.

•
Sale of construction supplies in the northern region of Peru.

•
Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

	2010						2009
	Cement, concrete and blocks	Construction supplies	Quicklime	Other	Adjustments and eliminations	Consolidated	Cement, concrete and blocks	Construction supplies	Quicklime	Other	Adjustments and eliminations	Consolidated

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Revenue
External customers	703,830	120,562	57,695	15,960	—	898,047	597,399	82,514	60,489	16,165	—	756,567
Inter-segment	2,722	—	—	—	(2,722)	—	687	—	—	—	(687)	—

Total revenue	706,552	120,562	57,695	15,960	(2,722)	898,047	598,086	82,514	60,489	16,165	(687)	756,567

Gross margin	389,294	10,951	21,267	(2,455)	—	419,057	333,255	2,537	22,826	(7,551)	—	351,067

Results
Net gain on sale of land and mining concession	—	—	—	75,887	—	75,887	—	—	—	—	—	—
Other operating income, net	8,097	132	—	8,432	—	16,661	5,165	—	—	20,492	—	25,657
Administrative expenses	(130,518)	(3,022)	(13,853)	(11,304)	—	(158,697)	(112,933)	(2,684)	(12,183)	(5,143)	—	(132,943)
Selling and distribution expenses	(13,691)	(1,877)	(646)	(287)	—	(16,501)	(14,437)	(1,664)	(905)	(107)	—	(17,113)
Finance costs	(15,523)	—	(1,745)	(570)	2,800	(15,038)	(17,529)	—	(4,203)	(254)	3,152	(18,834)
Finance income	5,433	—	377	267	(2,800)	3,277	4,959	—	—	81	(3,152)	1,888
Gain from exchange difference, net	2,669	11	—	(112)	—	2,568	8,948	133	—	(225)	—	8,856
Profit before income tax	245,761	6,195	5,400	69,858	—	327,214	207,428	(1,678)	5,535	7,293	—	218,578

Income tax	(78,201)	(1,971)	(1,718)	(22,215)	—	(104,105)	(66,979)	542	(1,787)	(2,346)	—	(70,570)
Profit for the period	167,560	4,224	3,682	47,643	—	223,109	140,449	(1,136)	3,748	4,947	—	148,008

Assets:
Segment assets	1,206,445	9,773	179,318	160,662	—	1,556,198	1,085,809	7,959	168,277	122,100	—	1,384,145
Other assets	—	—	—	30,813	—	30,813	—	—	—	18,296	—	18,296

Total assets	1,206,445	9,773	179,318	191,475	—	1,587,011	1,085,809	7,959	168,277	140,396	—	1,402,441

Operating liabilities	558,153	10,103	22,569	2,891	—	593,716	510,749	7,152	49,692	335	—	567,928

Other disclosures and key measures
Capital expenditure	96,579	35	12,216	36,143	—	144,973	97,308	52	8,054	20,822	—	126,236
Depreciation and amortization	(31,378)		(4,539)	(371)	—	(36,288)	(28,499)	—	(4,182)	(21)	—	(32,702)
Recovery (provision) of inventory impairment and obsolescence	(381)	—	—	8,549	—	8,168	(435)	—	—	8,587	—	8,152
January 1, 2009
Assets:
Segment assets	908,816	10,139	154,008	111,704	—	1,184,667
Other assets	—	—	—	13,976	—	13,976

Total assets	908,816	10,139	154,008	125,680	—	1,198,643

Operating liabilities	424,039	6,101	58,342	331	—	488,813

Other disclosures
Capital expenditure	79,072	37	1,347	7,478	—	87,934

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.36,213,000 in 2010 and S/.44,623,000 in 2009.

Capital expenditure consists of the following: (i) S/.112,139,000 invested from cash flows in 2010 and S/.77,284,000 in 2009, corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets; and (ii) non-cash activities of S/.32,834,000 in 2010 and S/.48,952,000 in 2009, corresponding to a finance lease to acquire equipment. Inter-segment revenues are eliminated on consolidation.

The "other" column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets

As of December 31, 2010 corresponds to the available-for-sale investments caption for approximately S/.30,813,000 (S/.18,296,000 and S/.13,976,000, as of December 31 and January 1, 2009) which is not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

All non-current assets are located in Peru, except for a land of Zemex LLC. amounting to S/.2,409,000 that is located in United States Of America (its only asset). Non-current assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and other assets.

32.  Events after the reporting date

On July 13, 2011, the Shareholders' Meeting of the Company approved a spin off of the assets and liabilities related to the brine project located in the northern region of Peru. On July 15, 2011 the spin off was completed and the assets and liabilities contributed to Salmueras Sudamericanas S.A. ("Salmueras"), a Peruvian subsidiary of the Company incorporated on May 16, 2011. As a result of this spin off and certain contributions made by Quimpac S.A., a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%. In order to develop this project the Company has committed to invest US$100,000,000. The assets and liabilities contributed by the Company to Salmueras are presented as follows:

S/.(000)

Cash	6,425
Mining concessions	1,664
Exploration and evaluation assets	6,331
Accounts payable	(158)

Net assets contributed	14,262

The net assets contributed to the subsidiary did not generate any income to the Group as of the date the contribution was made, as it was in pre-operating stage.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim consolidated statement of financial position
As of September 30, 2011 (unaudited) and December 31, 2010 (audited)

	Note	As of September 30, 2011	As of December 31, 2010

		S/.(000)	S/.(000)

Assets
Current assets
Cash and short-term deposits	3	41,006	154,493
Trade and other receivables		47,418	36,429
Income tax prepayments		3,342	454
Inventories		186,699	160,316
Prepayments		15,049	11,009

		293,514	362,701

Non-current assets
Other receivables		58,230	50,849
Available-for-sale financial investments	10	22,612	30,813
Property, plant and equipment	5	1,154,557	1,101,995
Exploration and evaluation assets		30,200	29,278
Deferred income tax assets		32,591	7,637
Other assets		3,362	3,738

		1,301,552	1,224,310

Total assets		1,595,066	1,587,011

Liabilities and equity
Current liabilities
Trade and other payables		128,845	108,154
Interest-bearing loans and borrowings		153,559	121,585
Income tax payable		303	4,103
Provisions		20,972	25,959

		303,679	259,801

Non-current liabilities
Interest-bearing loans and borrowings		177,850	185,670
Other non-current provisions		4,500	4,803
Deferred income tax liabilities		133,444	143,442

		315,794	333,915

Total liabilities		619,473	593,716

Equity
Capital stock		418,777	418,777
Investment shares		49,575	49,575
Legal reserve		77,420	74,145
Other components of equity		8,569	14,391
Retained earnings		415,835	435,668

Equity attributable to owners of the parent		970,176	992,556
Non-controlling interests		5,417	739

Total equity		975,593	993,295

Total liabilities and equity		1,595,066	1,587,011

The accompanying notes are an integral part of the Interim consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim consolidated income statement
For the nine months ended September 30, 2011 and September 30, 2010
(both nine-month periods unaudited)

	Note	2011	2010

		S/.(000)	S/.(000)

Sales of goods	12	717,666	648,129
Cost of sales		(415,276)	(368,857)

Gross profit		302,390	279,272

Operating income (expenses)
Net gain on sale of land and mining concession		—	75,887
Other operating income (expense), net		6,210	13,293
Administrative expenses		(129,608)	(104,863)
Impairment of zinc mining assets	5	(96,100)	—
Selling and distribution expenses		(15,049)	(10,395)

Total operating income (expenses) , net		(234,547)	(26,078)

Operating profit		67,843	253,194

Other income (expenses)
Finance income		1,963	2,055
Finance costs		(13,116)	(10,726)
Gain from exchange difference, net		1,469	2,252

Total other expenses, net		(9,684)	(6,419)

Profit before income tax	12	58,159	246,775
Income tax expense	7	(18,801)	(74,290)

Profit for the nine-month period		39,358	172,485

Attributable to:
Owners of the parent		39,442	172,530
Non-controlling interests		(84)	(45)

		39,358	172,485

Earnings per share	9
Basic and diluted profit for the nine-month period attributable to holders of common shares and investment shares of the parent (S/. per share)		0.08	0.37

The accompanying notes are an integral part of the interim consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim consolidated statement of comprehensive income
For the nine months ended September 30, 2011 and September 30, 2010
(both nine-month periods unaudited)

	Note	2011	2010

		S/.(000)	S/.(000)

Profit for the nine-month period		39,358	172,485

Other comprehensive income
Change in fair value of available-for-sale financial assets		(8,201)	7,841
Deferred income tax related to component of other comprehensive income, note 7		2,460	(2,352)
Exchange differences on translation of foreign operation		(98)	(308)

Other comprehensive income for the nine-month period, net of income tax		(5,839)	5,181

Total comprehensive income for the nine -month period, net of income tax		33,519	177,666

Total comprehensive income attributable to:
Owners of the parent		33,612	177,711
Non-controlling interests		(93)	(45)

		33,519	177,666

The accompanying notes are an integral part of the interim consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim consolidated statements of changes in equity
For the nine months ended September 30, 2011 and September 30, 2010
(both nine-month periods unaudited)

	Attributable to owners of the parent
	Capital stock	Investment shares	Legal reserve	Available- for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2010	418,777	49,575	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the nine-month period	—	—	—	—	—	172,530	172,530	(45)	172,485
Other comprehensive income	—	—	—	5,489	(251)	—	5,238	(57)	5,181

Total comprehensive income	—	—	—	5,489	(251)	172,530	177,768	(102)	177,666
Dividends, note 6	—	—	—	—	—	(43,000)	(43,000)	—	(43,000)
Appropriation of legal reserve	—	—	15,524	—	—	(15,524)	—	—	—

Balance as of September 30, 2010	418,777	49,575	68,908	12,100	(1,034)	420,106	968,432	747	969,179

Balance as of 1 January 2011	418,777	49,575	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the nine-month period	—	—	—	—	—	39,442	39,442	(84)	39,358
Other comprehensive income	—	—	—	(5,741)	(81)	—	(5,822)	(17)	(5,839)

Total comprehensive income	—	—	—	(5,741)	(81)	39,442	33,620	(101)	33,519
Dividends, note 6	—	—	—	—	—	(56,000)	(56,000)	—	(56,000)
Appropriation of legal reserve	—	—	3,275	—	—	(3,275)	—	—	—
Incorporation of non-controlling interest, note 1	—	—	—	—	—	—	—	4,779	4,779

Balance as of September 30, 2011	418,777	49,575	77,420	9,633	(1,064)	415,835	970,176	5,417	975,593

The accompanying notes to the financial statements are an integral part of the interim consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim consolidated statements of cash flows
For the nine months ended September 30, 2011 and September 30, 2010
(both nine-month periods unaudited)

	2011	2010

	S/.(000)	S/.(000)

Operating activities
Profit before income tax	58,159	246,775
Non-cash adjustment to reconcile profit before income tax to net cash flows
Impairment of zinc mining assets, note 5	96,100	—
Depreciation and amortization	34,294	29,770
Recovery of impairment of inventories, net	(344)	(6,081)
Finance costs	13,116	10,726
Finance income	(1,963)	(2,055)
Other operating income	(4)	(519)
Gain on sale of land and mining concession	—	(75,887)
Working capital adjustments
Increase in trade and other receivables	(16,303)	(18,860)
Increase in prepayments	(4,040)	(4,818)
(Increase) decrease in inventories	(26,039)	3,760
Increase in trade and other payables	13,949	28,099

	166,925	210,910
Interests received	1,871	1,922
Interests paid	(11,860)	(12,238)
Income tax paid	(59,956)	(49,397)

Net cash flows provided by operating activities	96,980	151,197

Investing activities
Purchase of property, plant and equipment	(183,692)	(61,235)
Acquisition of evaluation and exploration assets	(922)	(5,591)
Capital contribution of non-controlling interest	4,779	—
Purchase of other non-current assets	—	(772)
Proceeds from sale of property, plant and equipment	1,348	12,718
Proceeds from sale of land and mining concession	—	78,424

Net cash flows (used in) provided by investing activities	(178,487)	23,544

Financing activities
Proceeds from borrowings	162,364	—
Payment of borrowings	(138,210)	(112,679)
Dividends paid	(56,000)	(43,000)

Net cash flows used in financing activities	(31,846)	(155,679)

Net (decrease)/increase in cash and cash equivalents	(113,353)	19,062
Net foreign exchange difference	(134)	(1,374)
Cash and cash equivalents as of January 1	154,493	111,660

Cash and cash equivalents as of September 30	41,006	129,348

Significant non-cash investing and financing activities:
Finance lease	—	26,546
Fair value of available-for-sale investments, net of deferred income tax effect	(5,741)	5,489
Exchange differences on translation of foreign operations	(98)	(308)

The accompanying notes are an integral part of the interim consolidated statement.

Cementos Pacasmayo S.A.A. and Subsidiaries
Notes to interim consolidated financial statements
As of September 30, 2011, September 30, 2010 (both nine-month periods unaudited) and December 31, 2010 (audited)

1.     Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A., which holds 63.92% of the Company's common and investment shares and 67.47% of its common shares as of September 30, 2011 and December 31, 2010. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company's main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru's northern region.

The interim consolidated financial statements of the Company and its subsidiaries (hereinafter "the Group") as of September 30, 2011 and September 30, 2010 were authorized for issue by the management of the Company on November 14 2011.

The interim consolidated financial statements as of September 30, 2011 and 2010 and the audited consolidated financial statements as of December 31, 2010 comprise the financial statements of the Company and the following subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Corianta S.A., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Tinku Generación S.A.C., and, Zemex LLC. Additionally, the interim consolidated financial statements as of September 30, 2011 include the financial statements of Salmueras Sudamericanas S.A. ("Salmueras"), a subsidiary incorporated in May 2011. This subsidiary was incorporated as a result of a spin-off of the assets and liabilities of the brine project located in the northern region of Peru. On July 15, 2011, the spin-off was completed and the assets and liabilities were contributed to Salmueras. The net assets contributed by the Company to Salmueras amounted to S/14,262,000 and the ones contributed by Quimpac S.A. a minority partner in the brine project, to Salmueras amounted to S/.4,779,000. As a result of this spin-off and certain contributions made by Quimpac S.A., the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%.

As of September 30, 2011, there were no changes in the main activities of the subsidiaries incorporated in the interim consolidated financial statements of the Group, relative to December 31, 2010, except for the impairment of the zinc mining assets due to a sharp drop in the international price of zinc in September 2011 and management?s expectations about future prices of zinc. See further details in note 5.

As of September 30, 2011, the Company has a direct 100% interest in all of its subsidiaries, except for Zemex LLC, where the Company has a direct 89.53% interest, and in Salmueras Sudamericanas S.A., where the Company has a direct 74.9% interest.

2.     Basis of preparation and changes to the Group's accounting policies

2.1  Basis of preparation

The interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value. The interim consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Group's annual consolidated financial statements as of December 31, 2010.

2.2  Basis of consolidation

The interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2011 and September 30, 2010.

2.3  Standards issued but not yet effective

Certain new standards and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2012 or later periods but which the Group has not adopted early. Those that are applicable to the Group are as follows:

•
IFRS 9 "Financial Instruments: Classification and Measurement", applicable for annual periods on or after January 1, 2013.

As part of the IASB's project to replace IAS 39 "Financial Instruments: Recognition and Measurement", in November 2009, the IASB issued the first phase of IFRS 9 "Financial Instruments", dealing with the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 by incorporating the requirements for the accounting for financial liabilities. However, the Group has determined that the effect shall be quantified in conjunction with the other phases, when issued, to present a comprehensive picture.

•
IAS 12 "Income taxes" applicable for annual periods beginning on or after January 1, 2012.

Under IAS 12, an entity is to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment introduces a presumption that recovery of the carrying amount will normally be through sale. The amendment is not expected to have an impact on the financial statements of the Group.

•
IFRS 10 "Consolidated Financial Statements", issued in May 2011 by the IASB, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 "Consolidated and Separate

  Financial Statements" and is effective for annual periods beginning on or after January 1, 2013. The Group is still assessing the impact, if any, of adopting this guidance.

•
IFRS 12 "Disclosure of Interests in other entities", issued in May 2011 by the IASB, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Group is still assessing the impact, if any, of adopting this guidance.

•
IFRS 13 "Fair Value Measurement", issued in May 2011 establishes new requirements on how to measure fair value and the related disclosures for IFRSs and US generally accepted accounting principles (GAAP). The guidance, set out in IFRS 13 "Fair Value Measurement" and an update to ASC 820 in the FASB's Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the board's joint work to improve IFRSs and US GAAP and to bring about their convergence. The standard is effective for annual periods beginning on or after January 1, 2013. The Group is still assessing the impact, if any, of adopting this guidance.

2.4  Seasonality

Seasonality is not relevant for the activities of the Group.

3.     Cash and short-term deposits

(a)
This caption consists of the following:

	September 30, 2011	December 31, 2010	September 30, 2010

	S/.(000)	S/.(000)	S/.(000)

Cash on hand	2,903	208	710
Cash at bank (b)	35,603	20,032	19,048
Short-term deposits (c)	2,500	129,914	109,590
M.E.F. Certificate (d)	—	4,339	—

	41,006	154,493	129,348

(b)
Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)
As of September 30, 2011 and 2010, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These time deposits, with original maturities of less than three months, were collected in October 2011 and between October and November 2010, respectively.

(d)
Relates to a certificate of "Regional and Local Public Investment—Public Treasury" (Inversión Pública Regional y Local—Tesoro Público) issued by the National Bureau of the Public Treasury (Dirección Nacional del Tesoro Público) in favor of the Company, under Law 29230, which promotes regional and local public investment with the participation of the private sector. This certificate, with an original maturity of less than three months, was collected on January 13, 2011.

4.     Inventories

During the nine months ended September 30, 2011, the Group had a recovery of the provision for inventory obsolescence in the amount of S/.344,000 (S/.6,081,000 during the nine months ended September 30, 2010).

5.     Property, plant and equipment

Additions

During the nine months ended September 30, 2011, the fixed asset additions of the Group amounted approximately to S/.183,692,000 (S/.130,812,000 during the year 2010), which are mainly related to improvements in the cement plants located in Rioja and Pacasmayo, and the construction of the diatomite bricks plant.

Disposals

During the nine months ended September 30, 2011, assets with a net book value of S/.1,112,000 were disposed (S/.13,899,000 during the year 2010), resulting in a net gain on disposal of S/.236,000 (S/.157,000 during the year 2010), which are included in the caption "Other operating income, net" of the interim consolidated income statement.

Impairment of zinc mining assets

Due to a sharp drop in the international price of zinc in September 2011 and based on management's expectations on future zinc prices, the Group recorded an impairment of approximately S/.96,100,000 related to the zinc mining assets. This was recorded in the interim consolidated income statement under the caption"Impairment of zinc mining assets" for the nine months ended September 30, 2011.

6.     Dividends paid and proposed

S/.(000)

Declared dividends during nine months ended September 30, 2011
Dividends approved on February 28, 2011: S/.0.11926 per share (S/.0.15547 for the year 2010)	56,000

Declared dividends during nine months ended September 30, 2010
Dividends approved on April 26, 2010: S/.0.09158 per share (S/.0.05324 for the year 2009)	43,000

As of September 30, 2011, dividends payable amounted to S/.4,210,000 (December 31, 2010: S/.4,228,000).

7.     Income tax

The major components of the income tax expense in the interim consolidated income statement and statement of comprehensive income are:

	2011	2010

	S/.(000)	S/.(000)

Current income tax expense	(51,293)	(59,859)
Deferred income tax income (expense)	32,492	(14,431)

Income tax expense	(18,801)	(74,290)
Income tax recognized in other comprehensive income	2,460	(2,352)

Total income tax	(16,341)	(76,642)

8.     Related party disclosure

Transactions with related entities

During the nine months ended September 30, 2011 and September 30, 2010, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2011	2010

	S/.(000)	S/.(000)

Income
Income from land rental services	364	337
Fees for management and administrative services	278	279
Interest income on loans to IPSA and an affiliate	12	391
Interest expense on loans from IPSA	(12)	—
Other transactions
Loans to IPSA and an affiliate	7,065	28,553
Loans from IPSA	6,700	—

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of September 30, 2011 and December 31, 2010:

	2011		2010
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	70	12	421	—
Compañía Minera Ares S.A.C.	178	485	62	208
Other	120	—	100	—

	368	497	583	208

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables with respect to any related parties. For the periods ended September 30, 2011 and December 31, 2010, the Group has not recorded any impairment of receivables relating to amounts owed by related parties.

Compensation of key management personnel of the Group

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.25,278,000 during the nine months ended September 30, 2011 (S/.17,951,000 and during the nine months ended September 30, 2010). The Group does not compensate management with post-employment or contract termination benefits or share-based payments.

9.     Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during the period.

The Group has no dilutive potential common shares as of September 30, 2011 and September 30, 2010.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	September 30, 2011	September 30, 2010

	S/.(000)	S/.(000)

Numerator
Net profit attributable to common and investment shares of the Parent	39,442	172,530

	September 30, 2011	September 30, 2010

	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	468,352	468,352

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these financial statements.

	September 30, 2011	September 30, 2010

	S/.	S/.

Basic and diluted earnings for common and investment shares	0.08	0.37

10.  Fair value of financial instrument

Hierarchy of fair value of financial instrument

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques (no observable market value).

As of September 30, 2011 and December 31, 2010, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	September 30, 2011	December 31, 2010

	S/.(000)	S/.(000)

Available-for-sale financial investments:
Level 1	539	891
Level 2	22,073	29,922

Total	22,612	30,813

During the reporting period ending September 30, 2011, there were no transfers between Level 1 and Level 2 fair value measurements. The Group does not have assets measured at level 3.

Fair value of available-for-sale financial investments

As of September 30, 2011, the Group maintains investments into shares classified as available-for-sale financial investments. The Group assesses at each statement of financial position date whether there is objective evidence that an investment is impaired. As of September 30, 2011, according to the market quoted price, during the nine months ended September 30, 2011 the Group generated an unrealized loss on its investments of S/.5,741,000 (net of its income tax effect) which was recognized in the interim consolidated statement of comprehensive income (an increase of its fair value of S/.5,489,000 as of September 30, 2010, net of its income tax effect). Based on the judgment of management, the decrease in fair value investment is temporary.

11.  Commitments and contingences

Capital commitments

As of September 30, 2011 the Group had the following main commitments:

•
Completion of construction of diatomite bricks plant totaled S/.10,354,000.

•
Extension of the cement plant located in the northeast of Peru totaled S/.18,889,000 in 2011 and S/.25,800,000 in 2012.

•
Construction of vertical furnaces in the cement plant located in the north of Peru totaled S/.6,139,000.

•
Commitment to invest approximately US$100,000,000 (equivalent to S/.275,000,000), during the course of the brine development project (see note 1). Of this amount, approximately US$4,989,000 was invested mainly in exploration activities as of September 30, 2011.

•
The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

Environmental matters

The Group's exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2010 and there have not been significant changes on this subject in the interim consolidated financial statements as of September 30, 2011 in comparison to the consolidated financial statement as of December 31, 2010.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2006-2011	2006-2011
Cementos Selva S.A.	2006-2007/2009-2011	2006-2007/2009-2011
Distribuidora Norte Pacasmayo S.R.L.	2006-2008/2010-2011	2006-2011
Corianta S.A.	2006-2011	2006-2008/2010-2011
Empresa de transmisión Guadalupe S.A.C.	2006-2011	2006-2011
Tinku Generación S.A.C.	2006-2011	2006-2011
Fosfatos del Pacífico S.A.	2006-2011	2006-2011
Salmueras Sudamericanas S.A.	—	2011

Through the date of these financial statements, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management's opinion, any possible additional payment of taxes would not have a material effect on the interim consolidated financial statements as of September 30, 2011 and the consolidated financial statements as of December 31, 2010.

Legal claim contingency

As of September 30, 2011 and December 31, 2010, some third parties had commenced actions against the Group in relation with its operations in the amount of S/.1,697,000. Of this total amount, S/.1,223,000 correspond to a tax originated by the import of coal and S/.474,000 correspond to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim consolidated financial statements.

Mining royalty

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011, and, as a result, its effects are not reflected in the results of operations included in the interim consolidated statement as of September 30, 2011. The royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain non-deductible expenses according to this law, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated according to the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty (Cementos Selva S.A. and Corianta S.A.). According to the operating profit margin for each entity, management expects that the applicable tax rate for the last quarter of 2011 would be 1% on the net sales for each entity. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Interest-bearing loans and borrowings covenants

As of September 30, 2011, the Company had a loan from BBVA Banco Continental and financial leases with Banco de Credito del Perú. Both obligations include certain financial covenants. The Company has complied with all of such financial covenants as of September 30, 2011.

12.  Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

•
Production and marketing of cement, concrete and blocks in the northern region of Peru.

•
Sale of construction supplies in the northern region of Peru.

•
Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

	September 30, 2011						September 30, 2010
	Cement, concrete and blocks	Construction supplies	Quicklime	Other	Adjustments and eliminations	Consolidated	Cement, concrete and blocks	Construction supplies	Quicklime	Other	Adjustments and eliminations	Consolidated

	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Revenue
External customers	546,479	134,874	34,309	2,004	—	717,666	510,044	80,872	44,149	13,064	—	648,129
Inter-segment	1,019	3,678	—	—	(4,697)	—	1,237	1,227	—	—	(2,464)	—

Total revenue	547,498	138,552	34,309	2,004	(4,697)	717,666	511,281	82,099	44,149	13,064	(2,464)	648,129

Gross margin	293,819	4,910	6,125	(2,464)	—	302,390	276,998	(4,588)	14,564	(7,702)	—	279,272

Net gain on sale of land and mining concession	—	—	—	—	—	—	—	—	—	75,887	—	75,887
Other operating income, net	6,316	—	—	(106)	—	6,210	7,959	—	—	5,334	—	13,293
Administrative expenses	(112,934)	(2,785)	(10,742)	(3,147)	—	(129,608)	(83,234)	(2,099)	(9,235)	(10,295)	—	(104,863)
Impairment of zinc mining assets	—	—	—	(96,100)	—	(96,100)	—	—	—	—	—	—
Selling and distribution expenses	(12,727)	(1,715)	(403)	(204)	—	(15,049)	(8,446)	(1,255)	(415)	(279)	—	(10,395)
Finance income	3,708	—	—	142	(1,887)	1,963	4,048	—	—	351	(2,344)	2,055
Finance costs	(15,003)	—	—	—	1,887	(13,116)	(13,070)	—	—	—	2,344	(10,726)
Gain from exchange difference, net	1,317	—	—	152	—	1,469	2,489	—	—	(237)	—	2,252

Profit before income tax	164,496	410	(5,020)	(101,727)	—	58,159	186,744	(7,942)	4,914	63,059	—	246,775
Income tax	(53,176)	(133)	1,623	32,885	—	(18,801)	(56,218)	2,391	(1,480)	(18,983)	—	(74,290)

Profit for the nine-month period	111,320	277	(3,397)	(68,842)	—	39,358	130,526	(5,551)	3,434	44,076	—	172,485

Assets
Operating assets	1,246,135	12,418	148,225	165,676	—	1,572,454	1,206,445	9,773	179,318	160,662	—	1,556,198
Other assets	—	—	—	22,612	—	22,612	—	—	—	30,813	—	30,813

Operating assets	1,246,135	12,418	148,225	188,288	—	1,595,066	1,206,445	9,773	179,318	191,475	—	1,587,011

Capital expenditures	150,098	21	3,641	29,386	—	184,614	96,579	35	12,216	36,143	—	144,973

Capital expenditures consist of the following: (i) S/.184,614,000 in the nine month-period ended September 30, 2011 (S/.112,139,000 in the year 2010), corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets, and (ii) non-cash activities of S/.32,834,000 corresponding to a finance lease to acquire equipment during 2010 (nil during the nine-month period ended September 30, 2011). Inter-segment revenues are eliminated on consolidation.

Part II

Information not required in the prospectus

Item 6.    Indemnification of Directors and Officers

According to the Registrant's by-laws, the directors and the chief executive officer of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or chief executive officer, to the extent such action, lawsuit or proceeding is not attributable to them. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 7.    Recent Sales of Unregistered Securities

The Registrant has not issued or sold securities within the past three years.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement
3.1*	By-laws of the Registrant, as currently in effect
4.1*	Registrant's Form of American Depositary Receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among the Registrant, J.P. Morgan Chase N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder
5.1*	Opinion of Estudio Echecopar Abogados regarding the validity of the common shares being registered
8.1*	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters
8.2*	Opinion of Estudio Echecopar Abogados regarding certain Peruvian tax matters
10.1*	Power Supply Agreement, dated June 3, 2010, between the Registrant and Electroperú S.A.
10.2*	Contract of General Management and Provision of Services, dated December 31, 2007, between the Registrant and Inversiones Pacasmayo S.A.
10.3*	Property Lease Agrement, dated June 30, 2008, between the Registrant and Inversiones Pacasmayo S.A.
10.4*	Surface Rights Agreement, dated February 1, 2008, between the Registrant and Compañía Minera Ares S.A.C.
10.5*	Medium-term Loan Contract, dated December 27, 2011, between the Registrant and BBVA Continental

Exhibit Number	Description of Document

21.1*	Subsidiaries of the Registrant
23.1	Consent of Medina, Zaldívar, Paredes & Asociados, member firm of Ernst & Young
23.2*	Consent of Estudio Echecopar Abogados, Peruvian legal counsel of the Registrant (included in Exhibit 5.1 and Exhibit 8.2)
23.3*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)
23.4*	Consent of Golder Associates Peru, S.A.
24.1*	Powers of Attorney (included in signature pages in Part II of this registration statement)

*
Previously filed

(b)
Financial Statement Schedules

None.

Item 9.    Undertakings

The undersigned registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

1.     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

2.     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

For the purposes of Item 512(F) of Regulation S-K, the Registrant hereby also undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on February 3, 2012.

CEMENTOS PACASMAYO S.A.A.
By:	/s/ HUMBERTO NADAL DEL CARPIO
Name: Humberto Nadal Del Carpio
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on February 3, 2012 in the capacities indicated.

Signature

*
Humberto Nadal Del Carpio	Chief Executive Officer
*
Manuel Ferreyros Peña	Chief Financial Officer
*
Juan Manuel Yamamoto Shishido	Controller
*
Lino Abram Caballerino	Director
*
Eduardo Hochschild Beeck	Director
*
Rolando Arellano Cueva	Director
*
Ginafranco Castagnola Zuñiga	Director
*
Roberto Dañino Zapata	Director
*
Hilda Ochoa-Brillembourg	Director
*
José Raimundo Morales Dasso	Director

Signature

*
Dionisio Romero Paoletti	Director
/s/ JORGE JAVIER DURAND PLANAS * Signed by Jorge Javier Durand Planas, as attorney-in-fact

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Cementos Pacasmayo S.A., has signed this registration statement or amendment thereto in New York, New York, on February 3, 2012.

Authorized Representative
By:	/s/ DONALD J. PUGLISI